                                   Registration No.

                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549




                                REGISTRATION STATEMENT
                                     TO FORM S-6

                 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
            SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                                 --------------------

                           NATIONWIDE VL SEPARATE ACCOUNT-C
                                (Exact Name of Trust)

                                 --------------------

                    NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
                                 ONE NATIONWIDE PLAZA
                                 COLUMBUS, OHIO 43216
                 (Exact Name and Address of Depositor and Registrant)

                                 GORDON E. MCCUTCHAN
                                      SECRETARY
                                 ONE NATIONWIDE PLAZA
                                COLUMBUS, OHIO  43216
                       (Name and Address of Agent for Service)

                                 --------------------

    Title and amount of securities being registered: Corporate Flexible premium variable universal life insurance policies. Such policies are not issued in predetermined amounts or units.

    The Registrant elects to register an indefinite number of securities by this registration statement in accordance with Rule 24f-2 under the Investment Company Act of 1940.

    Approximate date of proposed public offering: (As soon as practicable after the effective date of this Registration Statement).

[  ]     Check box if it is proposed that this filing will become effective on
(date) at (time) pursuant to Rule 487.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          CROSS REFERENCE TO ITEMS REQUIRED
                                    BY FORM N-8B-2

N-8B-2 ITEM                                                CAPTION IN PROSPECTUS


1 . . . . . . . . . . . . . . . . . . . . . . . .Nationwide Life and Annuity
 . . . . . . . . . . . . . . . . . . . . . . . . .Insurance Company
                                                 The Variable Account
2 . . . . . . . . . . . . . . . . . . . . . . . .Nationwide Life and Annuity
 . . . . . . . . . . . . . . . . . . . . . . . . .Insurance Company

3 . . . . . . . . . . . . . . . . . . . . . . . .Custodian of Assets
4 . . . . . . . . . . . . . . . . . . . . . . . .Distribution of The Policies
5 . . . . . . . . . . . . . . . . . . . . . . . .The Variable Account
6 . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
7 . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
8 . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
9 . . . . . . . . . . . . . . . . . . . . . . . .Legal Proceedings
10. . . . . . . . . . . . . . . . . . . . . . . .Information About The
                                                 Policies; How  The Cash Value
                                                 Varies; Right to Exchange for
                                                 a Fixed Benefit Policy;
                                                 Reinstatement; Other Policy
                                                 Provisions
11. . . . . . . . . . . . . . . . . . . . . . . .Investments of The Variable
                                                 Account
12. . . . . . . . . . . . . . . . . . . . . . . .The Variable Account
13. . . . . . . . . . . . . . . . . . . . . . . .Policy Charges
                                                 Reinstatement
14. . . . . . . . . . . . . . . . . . . . . . . .Underwriting and Issuance -
                                                 Premium Payments Minimum
                                                 Requirements for Issuance of a
                                                 Policy
15. . . . . . . . . . . . . . . . . . . . . . . .Investments of the Variable
                                                 Account; Premium Payments
16. . . . . . . . . . . . . . . . . . . . . . . .Underwriting and Issuance -
                                                 Allocation of Cash Value
17. . . . . . . . . . . . . . . . . . . . . . . .Surrendering The Policy for
                                                 Cash
18. . . . . . . . . . . . . . . . . . . . . . . .Reinvestment
19. . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
20. . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
21. . . . . . . . . . . . . . . . . . . . . . . .Policy Loans
22. . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
23. . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
24. . . . . . . . . . . . . . . . . . . . . . . .Not Applicable

25. . . . . . . . . . . . . . . . . . . . . . . .Nationwide Life and Annuity
 . . . . . . . . . . . . . . . . . . . . . . . . .Insurance Company
26. . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
27. . . . . . . . . . . . . . . . . . . . . . . .Nationwide Life and Annuity
 . . . . . . . . . . . . . . . . . . . . . . . . .Insurance Company

28. . . . . . . . . . . . . . . . . . . . . . . .Company Management
29. . . . . . . . . . . . . . . . . . . . . . . .Company Management
30. . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
31. . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
32. . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
33. . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
34. . . . . . . . . . . . . . . . . . . . . . . .Not Applicable

35. . . . . . . . . . . . . . . . . . . . . . . .Nationwide Life and Annuity
 . . . . . . . . . . . . . . . . . . . . . . . . .Insurance Company

36. . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
37. . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
38. . . . . . . . . . . . . . . . . . . . . . . .Distribution of The Policies

N-8B-2 ITEM                                                CAPTION IN PROSPECTUS

39. . . . . . . . . . . . . . . . . . . . . . . .Distribution of The Policies
40. . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
41(a) . . . . . . . . . . . . . . . . . . . . . .Distribution of The Policies
42. . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
43. . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
44. . . . . . . . . . . . . . . . . . . . . . . .How The Cash Value Varies
45. . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
46. . . . . . . . . . . . . . . . . . . . . . . .How The Cash Value Varies
47. . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
48. . . . . . . . . . . . . . . . . . . . . . . .Custodian of Assets
49. . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
50. . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
51. . . . . . . . . . . . . . . . . . . . . . . .Summary of The Policies;
                                                 Information About The Policies
52. . . . . . . . . . . . . . . . . . . . . . . .Substitution of Securities
53. . . . . . . . . . . . . . . . . . . . . . . .Taxation of The Company
54. . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
55. . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
56. . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
57. . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
58. . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
59. . . . . . . . . . . . . . . . . . . . . . . .Financial Statements

                    NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
                                   P.O. Box 182150
                              Columbus, Ohio  43218-2150
                          (800) 547-7548, TDD (800) 238-3035

             FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
               ISSUED BY NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
                     THROUGH ITS NATIONWIDE VL SEPARATE ACCOUNT-C

The Life Insurance Policies offered by this prospectus are variable life insurance policies (collectively referred to as the "Policies"). The Policies are designed to provide life insurance coverage and the flexibility to vary the amount and frequency of premium payments. The Policies may also provide a Cash Surrender Value if the Policy is terminated during the lifetime of the Insured. Nationwide Life AND ANNUITY Insurance Company guarantees to keep the Policy in force during the Guaranteed Policy Continuation Period provided that minimum premium requirements have been met (See "Grace Period and Guaranteed Policy Continuation Provision"). The death benefit and Cash Value of the Policies may vary to reflect the experience of the Nationwide VL Separate Account-C (the "Variable Account") or the Fixed Account to which Cash Values are allocated.


The Policies described in this prospectus meet the definition of "life insurance" under Section 7702 of the Internal Revenue Code (the "Code").

The Policy Owner may allocate Net Premiums and Cash Value to one or more of the Sub-Accounts of the Variable Account and the Fixed Account. The assets of each Sub-Account will be used to purchase, at net asset value, shares of a designated Underlying Mutual Fund in the following series of the Underlying Mutual Fund options:

                          NATIONWIDE SEPARATE ACCOUNT TRUST:

                              Capital Appreciation Fund

                                 Government Bond Fund

                                  Money Market Fund

                                  Small Company Fund

                                  Total Return Fund

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY (THE "COMPANY") GUARANTEES THAT THE DEATH BENEFIT FOR A POLICY WILL NEVER BE LESS THAN THE SPECIFIED AMOUNT STATED ON THE POLICY DATA PAGES AS LONG AS THE POLICY IS IN FORCE. THERE IS NO GUARANTEED CASH SURRENDER VALUE. IF THE CASH SURRENDER VALUE IS INSUFFICIENT TO COVER THE CHARGES UNDER THE POLICY, THE POLICY WILL LAPSE WITHOUT VALUE SUBJECT TO A GRACE PERIOD, UNLESS THE MINIMUM PREMIUM REQUIREMENTS HAVE BEEN MET (SEE "GRACE PERIOD AND GUARANTEED POLICY CONTINUATION PROVISION"). THIS PROSPECTUS GENERALLY DESCRIBES ONLY THAT PORTION OF THE CASH VALUE ALLOCATED TO THE VARIABLE ACCOUNT. FOR A BRIEF SUMMARY OF THE FIXED ACCOUNT OPTION, SEE "THE FIXED ACCOUNT OPTION."


INVESTMENTS IN THESE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, AND ARE NOT GUARANTEED OR ENDORSED BY, THE ADVISER OF ANY OF THE UNDERLYING MUTUAL FUNDS IDENTIFIED ABOVE, THE U.S. GOVERNMENT, OR ANY BANK OR BANK AFFILIATE. INVESTMENTS ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENTAL AGENCY. ANY INVESTMENT IN THE CONTRACT INVOLVES CERTAIN INVESTMENT RISK WHICH MAY INCLUDE THE POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE. A PROSPECTUS FOR THE UNDERLYING MUTUAL FUND OPTION(S) BEING CONSIDERED MUST ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ IN CONJUNCTION HEREWITH.
                 THE DATE OF THIS PROSPECTUS IS ___________________

                                  GLOSSARY OF TERMS

ATTAINED AGE-The Insured's age on the Policy Date, plus the number of full years since the Policy Date.

ACCUMULATION UNIT-An accounting unit of measure used to calculate the Cash Value of the Variable Account.

BENEFICIARY-The person to whom the Death Proceeds are paid.

CASH VALUE-The sum of the Policy values in the Variable Account, Fixed Account and any associated value in the Policy Loan Account.

CASH SURRENDER VALUE-The Policy's Cash Value, less any Indebtedness under the Policy, less Surrender Charge.

CODE-The Internal Revenue Code of 1986, as amended.


COMPANY- Nationwide Life and Annuity Insurance Company.


DEATH PROCEEDS-Amount of money payable to the Beneficiary if the Insured dies while the Policy is in force prior to the Maturity Date.

FIXED ACCOUNT-An investment option which is funded by the General Account of the Company.

GENERAL ACCOUNT-All assets of the Company other than those of the Variable Account or in other separate accounts that have been or may be established by the Company.

GUARANTEED POLICY CONTINUATION PERIOD-The guaranteed period during which a Policy will continue in force and not lapse, and is the lesser of 30 Policy Years or the number of Policy Years until the Insured reaches Attained Age 65; provided that for Policies issued to an Insured age 55 or older, the Guaranteed Period is 10 years.

SEC GUIDELINE LEVEL PREMIUM-The amount of level annual premium calculated in accordance with the provisions of Rule 6(e)(3)(T) under Investment Company Act of 1940. It represents the level annual premiums required to mature the Policy under reasonable mortality and expense charges, and at an annual effective interest rate of 5%.

HOME OFFICE-The main office of the Company located in Columbus, Ohio.

INDEBTEDNESS-Amounts owed the Company as a result of Policy loans including both principal and accrued interest.

INITIAL PREMIUM-The Initial Premium is the premium required for coverage to become effective on the Policy Date. It is shown on the Policy Data Page.

INSURED-The person whose life is covered by the Policy, and who is named on the Policy Data Page.

MATURITY DATE-The Policy Anniversary on or next following the Insured's 100th birthday.

MINIMUM MONTHLY PREMIUM-It is used to measure the total amount of premiums that must be paid during the Guaranteed Policy Continuation Period to keep the Policy in force and is shown on the Policy data page.

MINIMUM REQUIRED DEATH BENEFIT-Is the lowest death benefit which will qualify the Policy as life insurance under Section 7702 of the Code.

MINIMUM SPECIFIED AMOUNT- It is shown in the Policy data pages. Changes to the Policy which result in Specified Amount below the Minimum Specified Amount will not be processed.

MONTHLY ANNIVERSARY DAY-The same day as the Policy Date for each succeeding month.

NET AMOUNT AT RISK-The Net Amount At Risk can be determined as of the Monthly Anniversary Day or any other day. The Net Amount At Risk on a Monthly Anniversary Day is the death benefit minus the Cash Value prior to deduction of the base policy cost of insurance charge. On any other day the Net Amount At Risk is the death benefit minus the Cash Value.

NET ASSET VALUE-The worth of one share at the end of a market day or at the close of the New York Stock Exchange. Net Asset Value is computed by adding the value of all portfolio holdings plus other assets, deducting liabilities and then dividing the result by the number of shares outstanding.

NET PREMIUMS-Net Premiums are equal to the actual premiums minus the percent of premium charge. The percent of premium charges are shown on the Policy Data Page.

POLICY ANNIVERSARY-The same day and month as the Policy Date for succeeding years.

POLICY CHARGES-All deductions made from the premiums and the Policy Cash Value.

POLICY DATE-The date the provisions of the Policy take effect, as shown on the Policy Owner's Policy Data Page.

POLICY LOAN ACCOUNT-The Portion of the Cash Value which results from Policy Indebtedness.

POLICY OWNER-The person designated in the Policy application as the Owner.

POLICY YEAR-Each year commencing with the Policy Date and each Policy Anniversary thereafter.

SCHEDULED PREMIUM-The Scheduled Premium is shown on the Policy Data Page.

SPECIFIED AMOUNT-A dollar amount used to determine the death benefit under a Policy. It is shown on the Policy Data Page.

SUB-ACCOUNT-A part of the Variable Account, the assets of which are invested exclusively in a corresponding Underlying Mutual Fund.

SURRENDER CHARGE-An amount deducted from the Cash Value if the Policy is surrendered or if the Specified Amount is reduced as a result of a request from the Policy Owner.

TARGET PREMIUM-The annual premium at which the sales load is reduced on a current basis.

UNDERLYING MUTUAL FUNDS-The underlying mutual funds which correspond to the Sub-Accounts of the Variable Account.

VALUATION DATE-Each day the New York Stock Exchange and the Company's Home Office are open for business or any other day during which there is sufficient degree of trading that the current net asset value of the Accumulation Units might be materially affected.

VALUATION PERIOD-A period commencing with the close of business on the New York Stock Exchange and ending at the close of business for the next succeeding Valuation Date.

VARIABLE ACCOUNT-A separate investment account of Nationwide Life and Annuity Insurance Company. Nationwide VL Separate Account-C.

                                  TABLE OF CONTENTS

GLOSSARY OF TERMS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
SUMMARY OF THE POLICIES. . . . . . . . . . . . . . . . . . . . . . . . . . 6
    Variable Life Insurance. . . . . . . . . . . . . . . . . . . . . . . . 6
    The Variable Account and its Sub-Accounts. . . . . . . . . . . . . . . 6
    The Fixed Account. . . . . . . . . . . . . . . . . . . . . . . . . . . 6
    Deductions and Charges . . . . . . . . . . . . . . . . . . . . . . . . 6
    Premiums . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY. . . . . . . . . . . . . . . 8

THE VARIABLE ACCOUNT . . . . . . . . . . . . . . . . . . . . . . . . . . . 9
    Investments of the Variable Account. . . . . . . . . . . . . . . . . . 9
    -Nationwide Separate Account Trust . . . . . . . . . . . . . . . . . . 9
    Reinvestment . . . . . . . . . . . . . . . . . . . . . . . . . . . . .10
    Transfers. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .10
    Dollar Cost Averaging. . . . . . . . . . . . . . . . . . . . . . . . .11
    Substitution of Securities . . . . . . . . . . . . . . . . . . . . . .11
    Voting Rights. . . . . . . . . . . . . . . . . . . . . . . . . . . . .12
INFORMATION ABOUT THE POLICIES . . . . . . . . . . . . . . . . . . . . . .12
    Underwriting and Issuance. . . . . . . . . . . . . . . . . . . . . . .12
    -Minimum Requirements for Issuance of a Policy . . . . . . . . . . . .12
    -Premium Payments. . . . . . . . . . . . . . . . . . . . . . . . . . .12
    Allocation of Net Premium and Cash Value . . . . . . . . . . . . . . .13
    Short-Term Right to Cancel Policy. . . . . . . . . . . . . . . . . . .13
POLICY CHARGES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .13
    Deductions from Premiums . . . . . . . . . . . . . . . . . . . . . . .13
    Surrender Charges. . . . . . . . . . . . . . . . . . . . . . . . . . .14
    -Reductions to Surrender Charges . . . . . . . . . . . . . . . . . . .15
    Deductions from Cash Value . . . . . . . . . . . . . . . . . . . . . .15
    -Monthly Cost of Insurance . . . . . . . . . . . . . . . . . . . . . .16
    -Monthly Administrative Charge . . . . . . . . . . . . . . . . . . . .16
    -Mortality and Expense Risk Charge . . . . . . . . . . . . . . . . . .16
    Reduction of Charges . . . . . . . . . . . . . . . . . . . . . . . . .17

    Expenses of the Underlying Mutual Funds. . . . . . . . . . . . . . . .17

HOW THE CASH VALUE VARIES. . . . . . . . . . . . . . . . . . . . . . . . .17
    How the Investment Experience is Determined. . . . . . . . . . . . . .18
    Net Investment Factor. . . . . . . . . . . . . . . . . . . . . . . . .18
    Valuation of Assets. . . . . . . . . . . . . . . . . . . . . . . . . .18
    Determining the Cash Value . . . . . . . . . . . . . . . . . . . . . .18
    Valuation Periods and Valuation Dates. . . . . . . . . . . . . . . . .19
SURRENDERING THE POLICY FOR CASH . . . . . . . . . . . . . . . . . . . . .19
    Right to Surrender . . . . . . . . . . . . . . . . . . . . . . . . . .19
    Cash Surrender Value . . . . . . . . . . . . . . . . . . . . . . . . .19
    Partial Surrenders . . . . . . . . . . . . . . . . . . . . . . . . . .19
    -Preferred Partial Surrenders. . . . . . . . . . . . . . . . . . . . .19
    -Reduction of the Specified Amount . . . . . . . . . . . . . . . . . .19
    Maturity Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . .20
    Income Tax Withholding . . . . . . . . . . . . . . . . . . . . . . . .20
POLICY LOANS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .20
    Taking a Policy Loan . . . . . . . . . . . . . . . . . . . . . . . . .20
    Effect on Investment Performance . . . . . . . . . . . . . . . . . . .20
    Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .20
    Effect on Death Benefit and Cash Value . . . . . . . . . . . . . . . .21
    Repayment. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .21
HOW THE DEATH BENEFIT VARIES . . . . . . . . . . . . . . . . . . . . . . .21
    Calculation of the Death Benefit . . . . . . . . . . . . . . . . . . .21
    Proceeds Payable on Death. . . . . . . . . . . . . . . . . . . . . . .22
RIGHT TO EXCHANGE FOR A FIXED BENEFIT POLICY . . . . . . . . . . . . . . .22
CHANGES OF INVESTMENT POLICY . . . . . . . . . . . . . . . . . . . . . . .22

GRACE PERIOD AND GUARANTEED POLICY CONTINUATION PROVISION. . . . . . . . .22
    Grace Period . . . . . . . . . . . . . . . . . . . . . . . . . . . . .22
    Guaranteed Policy Continuation Provision . . . . . . . . . . . . . . .22
REINSTATEMENT. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .23
THE FIXED ACCOUNT OPTION . . . . . . . . . . . . . . . . . . . . . . . . .23
CHANGES IN EXISTING INSURANCE COVERAGE . . . . . . . . . . . . . . . . . .23
    Specified Amount Increases . . . . . . . . . . . . . . . . . . . . . .23
    Specified Amount Decreases . . . . . . . . . . . . . . . . . . . . . .24
    Changes in the Death Benefit Option. . . . . . . . . . . . . . . . . .24
OTHER POLICY PROVISIONS. . . . . . . . . . . . . . . . . . . . . . . . . .24
    Policy Owner . . . . . . . . . . . . . . . . . . . . . . . . . . . . .24
    Beneficiary. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .24
    Assignment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .25
    Incontestability . . . . . . . . . . . . . . . . . . . . . . . . . . .25
    Error in Age or Sex. . . . . . . . . . . . . . . . . . . . . . . . . .25
    Suicide. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .25
    Nonparticipating Policies. . . . . . . . . . . . . . . . . . . . . . .25
    Riders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .25
LEGAL CONSIDERATIONS . . . . . . . . . . . . . . . . . . . . . . . . . . .26
DISTRIBUTION OF THE POLICIES . . . . . . . . . . . . . . . . . . . . . . .26
CUSTODIAN OF ASSETS. . . . . . . . . . . . . . . . . . . . . . . . . . . .26
TAX MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .26
    Policy Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . .26
    -Federal Estate and Generation-Skipping Transfer Taxes . . . . . . . .27
    -Non-Resident Aliens . . . . . . . . . . . . . . . . . . . . . . . . .27
    Taxation of the Company. . . . . . . . . . . . . . . . . . . . . . . .28
    Tax Changes. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .28
THE COMPANY. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .29
COMPANY MANAGEMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . .29
    Directors of the Company . . . . . . . . . . . . . . . . . . . . . . .29
    Executive Officers of the Company. . . . . . . . . . . . . . . . . . .30
OTHER CONTRACTS ISSUED BY THE COMPANY. . . . . . . . . . . . . . . . . . .30
STATE REGULATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . .31
REPORTS TO POLICY OWNERS . . . . . . . . . . . . . . . . . . . . . . . . .31
ADVERTISING. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .31
LEGAL PROCEEDINGS. . . . . . . . . . . . . . . . . . . . . . . . . . . . .31
EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .31
REGISTRATION STATEMENT . . . . . . . . . . . . . . . . . . . . . . . . . .32
LEGAL OPINIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .32
APPENDIX 1 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .33
APPENDIX 2 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .34
APPENDIX 3 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .51
FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . .54

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

THE PRIMARY PURPOSE OF THE POLICIES IS TO PROVIDE LIFE INSURANCE PROTECTION FOR THE BENEFICIARY NAMED IN THE POLICY. NO CLAIM IS MADE THAT THE POLICIES ARE IN ANY WAY SIMILAR OR COMPARABLE TO A SYSTEMATIC INVESTMENT PLAN OF A MUTUAL FUND.

                                SUMMARY OF THE POLICIES

VARIABLE LIFE INSURANCE


The variable life insurance Policies offered by Nationwide Life and Annuity Insurance Company (the "Company") provide for life insurance coverage on the Insured. The Policies may provide for a Cash Surrender Value which is payable if the Policy is terminated during the Insured's lifetime.

The death benefit and Cash Value of the Policies may increase or decrease to reflect the investment performance of the Variable Account Sub-Accounts or the Fixed Account to which Cash Values are allocated (see "How the Death Benefit Varies"). There is no guaranteed Cash Surrender Value (see "How the Cash Value Varies"). If the Cash Surrender Value is insufficient to pay the Policy Charges, the Policy will lapse without value. The Company guarantees to keep the Policy in force during the Guaranteed Policy Continuation Period provided the premium requirements have been met (see "Underwriting and Issuance").


Under certain conditions, a Policy may become a modified endowment contract as a result of a material change or a reduction in benefits as defined by the Internal Revenue Code ("Code"). Excess premiums paid may also cause the Policy to become a modified endowment contract. The Company will monitor premiums paid and other policy transactions and will notify the Policy Owner when the Policy's non-modified endowment contract status is in jeopardy (see "Tax Matters").

THE VARIABLE ACCOUNT AND ITS SUB-ACCOUNTS

The Company places the Policy's Net Premiums in the Variable Account or the Fixed Account at the time the Policy is issued. The Policy Owner selects the Sub-Accounts of the Variable Account or the Fixed Account into which the Cash Value will be allocated (see "Allocation of Cash Value"). In such states which require a return of premiums to those Policy Owners exercising their short term right to cancel (see "Short Term Right to Cancel Policy"), the Net Premiums will be allocated to the Nationwide Separate Account Trust Money Market Fund Sub-Account (for any Net Premiums allocated to a Sub-Account on the application) or the Fixed Account until the expiration of the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy. Assets of each Sub-Account are invested at net asset value in shares of a corresponding Underlying Mutual Fund (see "Allocation of Net Premium and Cash Value"). For a description of the Underlying Mutual Fund options and their investment objectives, see "Investments of the Variable Account."

THE FIXED ACCOUNT

The Fixed Account is funded by the assets of the Company's General Account. Cash Values allocated to the Fixed Account are credited with interest daily at a rate declared by the Company. The interest rate declared is at the Company's sole discretion, but may never be less than an effective annual rate of 3%.

DEDUCTIONS AND CHARGES

The Company deducts certain charges from the premiums and the Cash Value of the Policy. These charges are made for administrative and sales expenses, tax expenses, providing life insurance protection and assuming the mortality and expense risks. For a discussion of any charges imposed by the Underlying Mutual Fund options, see the prospectuses of the respective Underlying Mutual Funds.

The Company deducts a sales load from each premium payment received which is guaranteed never to exceed 2.5% of such premium payment. On a current basis, the sales load, in all years, is 2.5% of premiums paid up to the Target Premium plus 0.5% of premiums in excess of the Target Premium. The total sales load actually deducted from any Policy will be equal to the sum of this front-end sales load plus any sales surrender charge.

The Company also deducts a charge for tax expense equal to 3.5%, on both current and guaranteed basis, of all premium payments. This charge reimburses the Company for premium taxes imposed by various state and local jurisdictions and for federal taxes imposed under Section 848 of the Code. The 3.5% tax expense rate consists of the following components: (1) a state premium tax rate of 2.25%; and (2) a federal tax rate of 1.25%.

The Company also deducts the following charges from the Policy's Cash Value on the Policy Date and each subsequent Monthly Anniversary Day:

    -    monthly cost of insurance; plus

    - monthly cost of any additional benefits provided by riders to the Policy; plus

    - an administrative expense charge. This charge is $10 per month in the first year and $5 per month in renewal years. The charge may be increased at the sole discretion of the Company but may not exceed $10 per month in the first year, $7.50 per month in renewal years; plus

    - mortality and expense risk charge. This charge is equal to an annual effective rate multiplied by the Cash Value attributable to the Variable Account. The annual effective rate is 0.60% for the first $25,000 of Cash Value attributable to the Variable Account, 0.30% for the next $225,000 of Cash Value attributable to the Variable Account and 0.10% for all Cash Value attributable to the Variable Account in excess of $250,000.

For Policies which are surrendered during the first nine Policy Years, the Company deducts a Surrender Charge. This Surrender Charge is comprised of an underwriting component and a sales component. The maximum initial Surrender Charge varies by issue age, sex, Specified Amount and underwriting classification and is calculated based on the initial Specified Amount. The Surrender Charge in renewal years is equal to a percentage of the initial Surrender Charge. The following table illustrates the maximum initial Surrender Charge per $1,000 of initial Specified Amount for Policies which are issued on a standard basis (see Appendix 1 for specific examples).

                 Initial Specified Amount $50,000-$99,999

    Issue       Male         Female          Male          Female
     Age    Non-Tobacco    Non-Tobacco     Standard       Standard

    25       $7.773         $7.518         $8.369         $7.818
    35        8.817          8.396          9.811          8.889
    45       12.185         11.390         13.884         12.164
    55       15.628         13.995         18.410         15.106
    65       22.274         19.043         26.559         20.607


              Initial Specified Amount $100,000 +

    Issue       Male         Female          Male          Female
     Age    Non-Tobacco    Non-Tobacco     Standard       Standard

    25       $5.773         $5.518         $6.369         $5.818
    35        6.817          6.396          7.811          6.889
    45        9.685          8.890         11.384          9.664
    55       13.128         11.495         15.910         12.606
    65       21.274         18.043         25.559         19.607

Policies that are surrendered during the first nine Policy Years following an increase in the Specified Amount will incur a Surrender Charge associated with the increase. This Surrender Charge is comprised of an underwriting component and a sales component. The maximum initial Surrender Charge associated with the increase is based on the attained age at the time of the increase, the underwriting classification of the increase, sex, and the amount of the increase in Specified Amount. The actual initial Surrender Charge associated with the increase is based upon the maximum initial Surrender Charge associated with the increase and the premium received within one year of the increase in Specified Amount.

Increases that are caused by an Option change that preserves the Net Amount At Risk are not subject to a Surrender Charge. The Surrender Charge associated with the increase for Policy Years following the increase is a percentage of the initial Surrender Charge.

The following table illustrates the maximum initial Surrender Charge per $1,000 of Specified Amount increase for Policies increasing coverage on a standard basis.

    Issue       Male         Female          Male          Female
     Age    Non-Tobacco    Non-Tobacco     Standard       Standard
    25       $3.464         $3.311         $3.821         $3.491
    35        4.090          3.837          4.686          4.133
    45        5.811          5.334          6.830          5.798
    55        7.877          6.897          9.546          7.563
    65       12.764         10.826         15.335         11.764

The renewal surrender charge is reduced by any partial surrender charge actually paid on previous decreases in Specified Amount.

Decreases in Specified Amount, that are not associated with a partial withdrawal or a death benefit option change that preserves the Net Amount At Risk, will incur a proportional Surrender Charge. For a Policy with prior increases in Specified Amounts, these decreases will be made on a LIFO (last in first out) basis and therefore decrease each segment in reverse order of its effective date. For each segment that is reduced by the decrease, a proportional surrender charge will be incurred. The total Surrender Charge for the decrease will be the sum of these proportional surrender charges for the decreases in various segments.


Underlying Mutual Fund shares are purchased at net asset value, which reflects the deduction of investment management fees and certain other expenses. The management fees are charged by each Underlying Mutual Fund's investment adviser for managing the Underlying Mutual Fund and selecting its portfolio of securities. Other Underlying Mutual Fund expenses can include such items as interest expense on loans and contracts with transfer agents, custodians, and other companies that provide services to the Underlying Mutual Fund. (See "Expenses of the Underlying Mutual Funds").


PREMIUMS

The minimum Initial Premium for which a Policy may be issued is equal to three times the initial Minimum Monthly Premium.

For a limited time, the Policy Owner has the right to cancel the Policy and receive an amount specified by the laws of the state in which the policy was issued (see "Short-Term Right to Cancel Policy").

The Initial Premium is due on the Policy Date. It will be credited on the Initial Investment Date. Any due and unpaid monthly deductions will be subtracted from the Cash Value at this time. Insurance will not be effective until the Initial Premium is paid. The Initial Premium is shown on the Policy data page.

Premiums, other than the Initial Premium may be made at any time while the Policy is in force subject to the limits described below. During the Guaranteed Policy Continuation Period, the total premium payments less any Policy Indebtedness, less any partial surrenders, must be greater than or equal to the sum of the Minimum Monthly Premiums in order to guarantee the Policy remain in force. The Minimum Monthly Premiums are shown on the policy data page.

The Company will send scheduled premium payment reminder notices to the policy owner according to the premium mode shown on the Policy data page.

The Initial Premium may be paid to the Company at our Home Office or to an authorized agent. All premiums after the first are payable at our Home Office. Premium receipts will be furnished upon request.

Each premium must be at least $50. The Company reserves the right to require satisfactory evidence of insurability before accepting any additional premium payment which results in any increase in the Net Amount At Risk. Also, we will refund any portion of any premium payment which is determined to be in excess of the premium limit established by law to qualify your Policy as a contract for life insurance. Where permitted by state law, we may also require that any existing Policy Indebtedness is repaid prior to accepting any additional premium payments.


                    NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

Nationwide Life and Annuity Insurance Company (The "Company"), is a stock life insurance company organized under the laws of the State of Ohio in February, 1981. The Company is a member of Nationwide Insurance Enterprise which includes Nationwide Life Insurance Company, Nationwide Indemnity Company, Nationwide Mutual Insurance Company, Nationwide Mutual Fire Insurance Company, Nationwide Property and Casualty Insurance Company, National Casualty Company, Scottsdale Indemnity Company and Nationwide General

Insurance Company and their affiliated companies. The Company's Home Office is at Two Nationwide Plaza, Columbus, Ohio 43216.

The Company offers a multiple line of products, including annuities. It is admitted to do business in 46 states and the District of Columbia (for additional information, see "The Company").


                                THE VARIABLE ACCOUNT

The Variable Account was established by a resolution of the Company's Board of Directors, on July 22, 1997, pursuant to Ohio law. The Company has caused the Variable Account to be registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940. Nationwide Life and Annuity Insurance Company, One Nationwide Plaza, Columbus, Ohio 43216 serves as Trustee for the Trust. Nationwide Advisory Services, Inc., One Nationwide Plaza, Columbus, Ohio
43216 serves as principal underwriter for the Trust. Such registration does not involve supervision of the management of the Variable Account or the Company by the Securities and Exchange Commission.


The Variable Account is a separate investment account of the Company and as such, is not chargeable with the liabilities arising out of any other business the Company may conduct. The Company does not guarantee the investment performance of the Variable Account. The death benefit and Cash Value under the Policy may vary with the investment performance of the investments in the Variable Account (see "How the Death Benefit Varies" and "How the Cash Value Varies").

Net Premium payments and Cash Value are allocated within the Variable Account among one or more Sub-Accounts (see "Tax Matters"). The assets of each Sub-Account are used to purchase shares of the Underlying Mutual Fund options designated by the Policy Owner. Thus, the investment performance of a Policy depends upon the investment performance of the Underlying Mutual Fund options designated by the Policy Owner.

INVESTMENTS OF THE VARIABLE ACCOUNT

At the time of application, the Policy Owner elects to have the Net Premiums allocated among one or more of the Variable Account Sub-Accounts and the Fixed Account (see "Allocation of Net Premium and Cash Value"). In such states which require a return of premiums to those Policy Owners exercising their short term right to cancel (see "Short Term Right to Cancel Policy"), Net Premiums will be allocated to the Nationwide Separate Account Trust Money Market Fund Sub-Account (for any Net Premiums allocated to a Sub-Account on the application) or the Fixed Account until the expiration of the period in which the Policy Owner may
exercise his or her short-term right to cancel the Policy.   At the end of this
period, the Cash Value in that Sub-Account will be transferred to the Variable Account Sub-Accounts based on the Fund allocation factors. Any subsequent Net Premiums received after this period will be allocated based on the Fund allocation factors.

No less than 5% of Net Premiums may be allocated to any one Sub-Account or the Fixed Account. The Policy Owner may change the allocation of Net Premiums or may transfer Cash Value from one Sub-Account to another, subject to such terms and conditions as may be imposed by each Underlying Mutual Fund option and as set forth in this prospectus (see "Transfers", "Allocation of Net Premium and Cash Value" and "Short-Term Right to Cancel Policy").

The Underlying Mutual Fund options are available only to serve as the underlying investment for variable annuity and variable life contracts issued through separate accounts of life insurance companies which may or may not be affiliated, also known as "mixed and shared funding." There are certain risks associated with mixed and shared funding, which is disclosed in the Underlying Mutual Funds' prospectuses. A full description of the Underlying Mutual Funds, their investment policies and restrictions, risks and charges are contained in the prospectuses of the respective Underlying Mutual Funds.

Additional Premium payments, upon acceptance, will be allocated to the Nationwide Separate Account Money Market Fund unless the Policy Owner specifies otherwise (see "Premium Payments").

Nationwide Separate Account Trust is a registered investment company which receives investment advice from a registered investment adviser, and is managed by Nationwide Advisory Services, Inc.

A summary of investment objectives is contained in the description of each Underlying Mutual Fund below. More detailed information may be found in the current prospectus for each Underlying Mutual Fund option. A prospectus for the Underlying Mutual Fund option(s) being considered must accompany this prospectus and should be read in conjunction herewith.

- NATIONWIDE SEPARATE ACCOUNT TRUST

Nationwide Separate Account Trust (the "Trust") is a diversified open-end management investment company created under the laws of Massachusetts. The Trust offers shares in the five separate Mutual Funds listed below, each with its own investment objectives. Currently, shares of the Trust will be sold only to life insurance company separate accounts to fund the benefits under variable life insurance policies or variable annuity contracts issued by life insurance companies. The assets of the Trust are managed by Nationwide Advisory Services, Inc., One Nationwide Plaza, Columbus, Ohio 43216, a wholly-owned subsidiary of Nationwide Life Insurance Company.

-   CAPITAL APPRECIATION FUND

    INVESTMENT OBJECTIVE: The Fund is designed for investors who are interested in long-term growth. The Fund seeks to meet its objective primarily through a diversified portfolio of the common stock of companies which the investment manager determines have a better-than-average potential for sustained capital growth over the long term.

-   GOVERNMENT BOND FUND

    INVESTMENT OBJECTIVE: To provide as high a level of income as is consistent with capital preservation through investing primarily in bonds and securities issued or backed by the U.S. Government, its agencies or instrumentalities.

-   MONEY MARKET FUND

    INVESTMENT OBJECTIVE: To seek as high a level of current income as is considered consistent with the preservation of capital and liquidity by investing primarily in money market instruments.

-   SMALL COMPANY FUND

    INVESTMENT OBJECTIVE: The Fund seeks long-term growth of capital by investing primarily in equity securities of domestic and foreign companies with market capitalizations of less than $1 billion at the time of purchase. Nationwide Advisory Services, Inc. ("NAS"), the Fund's adviser, has contracted with a group of sub-advisers, each of which will manage a portion of the Fund's portfolio. These sub-advisers are the Dreyfus Corporation, Neuberger & Berman, L. P., Pictet International Management Limited, Van Eck Associates Corporation, Strong Capital Management, Inc. and Warburg Pincus Counsellors, Inc. The sub-advisers were chosen because they utilize a number of different investment styles when investing in small company stocks. By utilizing a number of investment styles, NAS hopes to increase prospects for investment return and to reduce market risk and volatility.

-   TOTAL RETURN FUND

    INVESTMENT OBJECTIVE: To obtain a reasonable long-term total return (i.e., earnings growth plus potential dividend yield) on invested capital from a flexible combination of current return and capital gains through investments in common stocks, convertible issues, money market instruments and bonds with a primary emphasis on common stocks.

REINVESTMENT

The Funds described above have as a policy the distribution of dividends in the form of additional shares (or fractions thereof) of the Underlying Mutual Funds. The distribution of additional shares will not affect the number of Accumulation Units attributable to a particular Policy (see "Allocation of Cash Value").

TRANSFERS

The Policy Owner may transfer amounts between the Fixed Account and the Sub-accounts, without penalty or adjustment, subject to the following requirements. During any Policy Year, the Company reserves the right to restrict such transfers between the Fixed Account and the Sub-Accounts to one transfer per Policy Year.

The Company reserves the right to restrict the amount transferred from the Fixed Account to 20% of that portion of the Cash Value attributable to the Fixed Account as of the end of the previous Policy Year. Transfers out of the Fixed Account effected by dollar cost averaging are not subject to this restriction (see "Dollar Cost Averaging").

Transfers made to the Fixed Account may not be made either: (a) prior to the first Policy Anniversary; or (b) within 12 months subsequent to a prior transfer. The Company reserves the right to restrict the amount transferred to the Fixed Account to 20% of that portion of Cash Value attributable to the Sub-Accounts as of the close of business of the prior Valuation Period. The Company further reserves the right to refuse a transfer to the Fixed Account, in the event the Cash Value attributable to the Fixed Account should be greater than or equal to 30% of the Cash Value.

Transfers may be made either in writing or, in states allowing such transfers, by telephone. In states allowing telephone transfers, and if the Owner so elects, the Company will also permit the Policy Owner to utilize the Telephone Exchange Privilege for exchanging amounts among Sub-Account options. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures may include any or all of the following, or such other procedures as the Company may, from time to time, deem reasonable: requesting identifying information, such as name, contract number, Social Security number, and/or personal identification number; tape recording all telephone transactions; and providing written confirmation thereof to both the Policy Owner and any agent of record at the last address of record. Although failure to follow reasonable procedures may result in the Company's liability for any losses due to unauthorized or fraudulent telephone transfers, the Company will not be liable for following instructions communicated by telephone which it reasonably believes to be genuine. Any losses incurred pursuant to actions taken by the Company in reliance on telephone instructions reasonably believed to be genuine shall be borne by the Contract Owner. The Company may determine to withdraw the Telephone Exchange Privilege, upon 30 days written notice to Policy Owners.

Policy Owners who have entered into a Dollar Cost Averaging Agreement with the Company (see "Dollar Cost Averaging" below) may transfer from the Fixed Account to the Variable Account under the terms of that agreement.

Policies described in this prospectus may in some cases be sold to individuals who independently utilize the services of a firm or individual engaged in market timing. Generally, such firms or individuals obtain authorization from multiple Policy Owners to make transfers and exchanges among the Sub-Accounts (the Underlying Mutual Funds) on the basis of perceived market trends. Because of the unusually large transfers of funds associated with some of these transactions, the ability of the Company or Underlying Mutual Funds to process such transactions may be compromised, and the execution of such transactions may possibly disadvantage or work to the detriment of other Policy Owners not utilizing market timing services.

Accordingly, the right to exchange Cash Surrender Values among the Sub-Accounts may be subject to modification if such rights are exercised by a market timing firm or any other third party authorized to initiate transfer or exchange transactions on behalf of multiple Policy Owners. THE RIGHTS OF INDIVIDUAL POLICY OWNERS TO EXCHANGE CASH SURRENDER VALUES, WHEN INSTRUCTIONS ARE SUBMITTED DIRECTLY BY THE POLICY OWNER, OR BY THE POLICY OWNER'S REPRESENTATIVE OF RECORD AS AUTHORIZED BY THE EXECUTION OF A VALID NATIONWIDE LIMITED POWER OF ATTORNEY FORM, WILL NOT BE MODIFIED IN ANY WAY. In modifying such rights, the Company may, among other things, not accept (1) the transfer or exchange instructions of any agent acting under a power of attorney on behalf of more than one Policy Owner, or (2) the transfer or exchange instructions of individual policy owners who have executed pre-authorized transfer or exchange forms which are submitted by market timing firms or other third parties on behalf of more than one Policy Owner at the same time. The Company will not impose any such restrictions or otherwise modify exchange rights unless such action is reasonably intended to prevent the use of such rights in a manner that will disadvantage or potentially impair the contract rights of other Policy Owners.

DOLLAR COST AVERAGING

The Policy Owner may direct the Company to automatically transfer from the Money Market Sub-Account or the Fixed Account to any other Sub-Account within the Variable Account on a monthly basis or as frequently as otherwise authorized by the Company. This service is intended to allow the Policy Owner to utilize dollar cost averaging, a long-term investment program which provides for regular, level investments over time. The Company makes no guarantees that dollar cost averaging, will result in a profit or protect against loss in a declining market. To qualify for dollar cost averaging, there must be a minimum total Cash Value, less Policy Indebtedness, of $15,000. Transfers for purposes of dollar cost averaging can only be made from the Money Market Sub-Account or the Fixed Account. The minimum monthly dollar cost averaging transfer is $100. In addition, dollar cost averaging monthly transfers from the Fixed Account must be equal to or less than 1/30th of the Fixed Account value when the dollar cost averaging program is requested. Transfers out of the Fixed Account, other than for dollar cost averaging, may be subject to certain additional restrictions (see "Transfers" above). A written election of this service, on a form provided by the Company, must be completed by the Policy Owner in order to begin transfers. Once elected, transfers from the Money Market Sub-Account or the Fixed Account will be processed monthly until either the value in the Money Market Sub-Account or the Fixed Account is completely depleted or the Policy Owner instructs the Company in writing to cancel the transfers.

The Company reserves the right to discontinue offering dollar cost averaging upon 30 days' written notice to Policy Owners however, any such discontinuation would not affect dollar cost averaging programs already commenced. The Company also reserves the right to assess a processing fee for this service.

SUBSTITUTION OF SECURITIES

If shares of the Underlying Mutual Fund options should no longer be available for investment by the Variable Account or, if in the judgment of the Company's management further investment in such Underlying Mutual Funds should become inappropriate in view of the purposes of the Policy, the Company may substitute shares of another Underlying Mutual Fund for shares already purchased or to be purchased in the future by Net Premium payments under the Policy. No substitution of securities in the Variable Account may take place without prior approval of the Securities and Exchange Commission, and under such requirements as it and any state insurance department may impose.

VOTING RIGHTS

Voting rights under the Policies apply only with respect to Cash Value allocated to the Sub-Accounts of the Variable Account.

In accordance with its view of present applicable law, the Company will vote the shares of the Underlying Mutual Funds held in the Variable Account at regular and special meetings of the shareholders of the Underlying Mutual Funds in accordance with instructions received from Policy Owners. However, if the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote the shares of the Underlying Mutual Funds in its own right, the Company may elect to do so.

The Policy Owner shall have the voting interest under a Policy. The number of shares in each Sub-Account for which the Policy Owner may give voting instructions is determined by dividing any portion of the Policy's Cash Value derived from participation in that Underlying Mutual Fund by the net asset value of one share of that Underlying Mutual Fund.

The number of shares which a person has a right to vote will be determined as of a date chosen by the Company, but not more than 90 days prior to the meeting of the Underlying Mutual Fund. Voting instructions will be solicited by written communication prior to such meeting.

The Company will vote Underlying Mutual Fund shares in accordance with instructions received from the Policy Owners. Underlying Mutual Fund shares held by the Company or by the Variable Account as to which no timely instructions are received will be voted by the Company in the same proportion as the voting instructions which are received.

Each person having a voting interest in the Variable Account will receive periodic reports relating to investments of the Variable Account, the Underlying Mutual Funds' proxy material and a form with which to give such voting instructions.

Notwithstanding contrary Policy Owner voting instructions, the Company may vote Underlying Mutual Fund shares in any manner necessary to enable the Underlying Mutual Fund to: (1) make or refrain from making any change in the investments or investment policies for any of the Underlying Mutual Funds, if required by an insurance regulatory authority; (2) refrain from making any change in the investment policies or any investment adviser or principal underwriter of any portfolio which may be initiated by Policy Owners or the Underlying Mutual Fund's Board of Directors, provided the Company's disapproval of the change is reasonable and, in the case of a change in the investment policies or investment adviser, based on a good faith determination that such change would be contrary to state law or otherwise inappropriate in light of the portfolio's objective and purposes; or (3) enter into or refrain from entering into any advisory agreement or underwriting contract, if required by any insurance regulatory authority.

                            INFORMATION ABOUT THE POLICIES

UNDERWRITING AND ISSUANCE

-Minimum Requirements for Issuance of a Policy

The Policies are designed to provide life insurance coverage and the flexibility to vary the amount and frequency of premium payments. At issue, the Policy Owner selects the initial Specified Amount and premium. The minimum Specified Amount is $50,000 ($100,000 in Pennsylvania and New Jersey) for non-preferred policies and $100,000 for preferred policies. Policies may be issued to Insureds who are 80 or younger at the time of issue. Before issuing any Policy, the Company requires satisfactory evidence of insurability which may include a medical examination.

-Premium Payments

The Initial Premium for a Policy is payable in full at the Company's Home Office or to an authorized agent. Upon payment of an initial premium, temporary insurance may be provided, subject to a maximum amount. The effective date of permanent insurance coverage is dependent upon completion of all underwriting requirements, payment of Initial Premium, and delivery of the policy while the Insured is still living.

Premiums, other than the Initial Premium, may be made at any time while the Policy is in force subject to the limits described below. During the Guaranteed Policy Continuation Period, the total premium payments less any Policy Indebtedness and less any partial surrenders must be greater than or equal to the sum of the Minimum Monthly Premiums in order to guarantee the Policy remain in force. The Minimum Monthly Premium is shown in the Policy data page.

Each premium payment must be at least $50. Additional premium payments may be made at any time while the Policy is in force. However, the Company reserves the right to require satisfactory evidence of insurability before accepting any additional premium payment which results in an increase in the Net Amount At Risk. Also, the Company will refund any portion of any premium payment which is determined to be in excess of the premium limit established by law to qualify the Policy as a contract for life insurance. The Company may also require that any existing Policy Indebtedness is repaid prior to accepting any additional premium payments. Additional premium payments or other changes to the contract, may jeopardize the Policy's non-modified endowment status. The Company will monitor premiums paid and other policy transactions and will notify the Policy Owner when non-modified endowment contract status is in jeopardy (see "Tax Matters").

ALLOCATION OF NET PREMIUM AND CASH VALUE

The designation of investment allocations will be made by the prospective Policy Owner at the time of application for a Policy. The Policy Owner may change the way in which future Net Premiums are allocated by giving written notice to the Company. All percentage allocations must be in whole numbers, and must be at least 5%. The sum of allocations must equal 100%. At the time a Policy is issued, its Cash Value will be determined as if the Policy had been issued and the Initial Net Premium is invested on the date such premium was received in good order by the Company.

In such states which require a return of premiums to those Policy Owners exercising their short term right to cancel (see "Short Term Right to Cancel Policy"), the Net Premiums will be allocated to the Nationwide Separate Account Trust Money Market Fund Sub-Account (for any Net Premiums allocated to a Sub-Account on the application) or the Fixed Account until the expiration of the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy. Net Premiums not designated for the Fixed Account will be placed in the Nationwide Separate Account Trust Money Market Sub-Account. At the expiration of the period in which the Policy Owner may exercise his or her short term right to cancel the Policy, shares of the Underlying Mutual Funds specified by the Policy Owner are purchased at net asset value for the respective Sub-Account(s). The Policy Owner may change the allocation of Net Premiums or may transfer Cash Value from one Sub-Account to another, subject to such terms and conditions as may be imposed by each Underlying Mutual Fund and as set forth in the prospectus. Net Premiums allocated to the Fixed Account at the time of application may not be transferred prior to the first Policy Anniversary (see "Transfers" and "Investments of the Variable Account").

SHORT-TERM RIGHT TO CANCEL POLICY

A Policy may be returned for cancellation within 10 days after the Policy is received, within 45 days after the application for insurance is signed, or within 10 days after the Company mails or delivers a Notice of Right of Withdrawal, whichever is latest. The Policy can be mailed or delivered to the registered representative who sold it, or to the Company. Immediately after such mailing or delivery, the Policy will be deemed void from the beginning. The Company will refund the amount prescribed by the state in which the Policy was issued within seven days after it receives the Policy. The amount of the refund will be either the Premiums paid or the Cash Value less Indebtedness. The scope of this right varies by state.

                                    POLICY CHARGES

DEDUCTIONS FROM PREMIUMS


The Company deducts a sales load from each premium payment received which is guaranteed never to exceed 2.5% of such premium payment. On a current basis, the sales load in all Policy Years is 2.5% of premium paid up to the Target Premium plus 0.5% of premiums in excess of the Target Premium. The total sales load actually deducted from any Policy will be equal to the sum of this front-end sales load plus any sales surrender charge. The Target Premium is a premium level based upon a percentage of the Guideline Level Premium. The Target Premium is the level annual premium amount at which the sales load is reduced on a current basis.


The Company also deducts from premium payments a tax expense charge of 3.5%, on both current and guaranteed basis, of all premium payments. This charge reimburses the Company for premium taxes imposed by various state and local jurisdictions and for federal taxes imposed under Section 848 of the Code. The 3.5% tax expense rate consists of the following components: (1) a state premium tax rate of 2.25%; and (2) a federal tax rate of 1.25%.

The Company expects to pay an average state premium tax rate of approximately 2.25% of premiums for all states, although such tax rates range by state from 0% to 4%. To reimburse the Company for the payment of state premium taxes associated with the Policies, the Company deducts a charge for state premium taxes equal to 2.25% of all premium payments received. This charge may be more or less than the amount actually assessed by the state in which a particular Policy Owner lives. The 1.25% federal tax component is designed to reimburse the Company for expenses incurred from federal taxes imposed under Section 848 of the Code. The Company does not expect to make a profit from this charge.

SURRENDER CHARGES

The Company will deduct a Surrender Charge from the Policy's Cash Value for any Policy surrendered during the first nine Policy Years. The maximum initial Surrender Charge varies by issue age, sex, Specified Amount and underwriting classification and is calculated based on the initial Specified Amount. The following table illustrates the maximum initial Surrender Charge per $1,000 of initial Specified Amount for Policies which are issued on a standard basis (see Appendix 1 for specific examples).

              Initial Specified Amount $50,000-$99,999

Issue      Male          Female          Male          Female
 Age    Non-Tobacco    Non-Tobacco     Standard       Standard

 25     $7.773         $7.518          $8.369         $7.818
 35      8.817          8.396           9.811          8.889
 45     12.185         11.390          13.884         12.164
 55     15.628         13.995          18.410         15.106
 65     22.274         19.043          26.559         20.607

              Initial Specified Amount $100,000+

Issue      Male          Female          Male          Female
 Age    Non-Tobacco    Non-Tobacco     Standard       Standard

 25     $5.773         $5.518          $6.369         $5.818
 35      6.817          6.396           7.811          6.889
 45      9.685          8.890          11.384          9.664
 55     13.128         11.495          15.910         12.606
 65     21.274         18.043          25.559         19.607


The Surrender Charge is comprised of two components: an underwriting component and sales component. The underwriting component varies by issue age in the following manner:

                                 Charge per $1,000 of
                               Initial Specified Amount

                Issue         Specified Amounts   Specified Amounts
                 Age         less than $100,000    $100,000 or more
                 0-35              $6.00               $4.00
                36-55               7.50                5.00
                56-80               7.50                6.50


The underwriting component is designed to cover the administrative expenses associated with underwriting and issuing the Policy, including the costs of processing applications, conducting medical exams, determining insurability and the Insured's underwriting class, and establishing policy records. The Company does not expect to profit from the underwriting component. The Surrender Charge may be insufficient to recover certain expenses related to the sale of the Policies. Unrecovered expenses are borne by the Company's general assets which may include profits, if any, from mortality and expense risk charges (see "Deductions from the Cash Value"). Additional premiums and/or income earned on assets in the Variable Account have no effect on these charges. The remainder of the Surrender Charge which is not attributable to the underwriting component represents the sales component. In no event will this component exceed 26 1/2% of the lesser of the SEC Guideline Level Premium required in the first year or the premiums actually paid in the first year. The purpose of the sales component is to reimburse the Company for some of the expenses incurred in the distribution of the Policies. The Company also deducts 3.5% of each premium for sales load (see "Deductions from Premiums").

Policies that are surrendered during the first nine Policy Years following an increase in the Specified Amount will incur a Surrender Charge associated with the increase. This Surrender Charge is comprised of an underwriting component and sales component. The maximum initial Surrender Charge associated with the increase is based on the attained age at the time of the increase, the underwriting classification of the increase, sex, and the amount of the increase in Specified Amount. The actual initial Surrender Charge associated with the increase is based upon the maximum initial Surrender Charge and the premium received within one year of the increase in Specified Amount.

Increases that are caused by a change in death benefit option (See "Changes in the Death Benefit Option") that preserve the Net Amount At Risk are not subject to a Surrender Charge. The Surrender Charge associated with the increase for Policy Years following the increase is a percentage of the initial Surrender Charge.

The following table illustrates the maximum initial Surrender Charge per $1,000 of Specified Amount increase for Policies increasing coverage on a standard basis.

    Issue       Male          Female         Male          Female
     Age    Non-Tobacco    Non-Tobacco     Standard       Standard
     25     $3.464         $3.311          $3.821         $3.491
     35      4.090          3.837           4.686          4.133
     45      5.811          5.334           6.830          5.798
     55      7.877          6.897           9.546          7.563
     65     12.764         10.826          15.335         11.764

-Reductions to Surrender Charges

The Surrender Charges are reduced in subsequent Policy Years in the following manner:

                     Surrender Charge                     Surrender Charge
     Completed      as a % of Initial     Completed      as a % of Initial
    Policy Years    Surrender Charges   Policy Years     Surrender Charges
        0                100%               5                 60%
        1                100%               6                 50%
        2                 90%               7                 40%
        3                 80%               8                 30%
        4                 70%               9+                 0%

The renewal surrender charge is reduced by any partial surrender charge actually paid on previous decreases in Specified Amount.

For the Initial Specified Amount, a completed Policy Year (in the chart above) is measured from the Issue Date. For any increase in Specified Amount, a completed Policy Year (in the chart above) is measured from the effective date of the increase.

Special guaranteed maximum Surrender Charges apply in Pennsylvania (see Appendix 1).

Decreases in Specified Amount, that are not associated with a partial surrender or a death benefit option change that preserves the Net Amount At Risk, will incur a proportional Surrender Charge. This proportion is equal to the decrease in Specified Amount divided by the Specified Amount prior to the decrease. In the case of a Policy with prior increases, these fractional surrender charges will be calculated separately for the Initial Specified Amount and each increase in Specified Amount. For a Policy with prior increases in Specified Amounts, these decreases will be made on a LIFO (last in first out) basis and therefore decrease each segment in reverse order of its effective date.

DEDUCTIONS FROM CASH VALUE
The Company also deducts the following charges from the Policy's Cash Value on the Policy Date and each subsequent Monthly Anniversary Day:

    -    monthly cost of insurance charges; plus

    -    monthly cost of any additional benefits provided by riders; plus

    -    monthly administrative expense charge; plus

    -    mortality and expense risk charge.

These deductions will be charged proportionately to the Cash Value in each Variable Account Sub-Account and the Fixed Account.

-Monthly Cost of Insurance

The monthly cost of insurance charge for each policy month is determined by multiplying the monthly cost of insurance rate by the Net Amount At Risk.

If death benefit Option 1 or Option 3 is in effect and there have been increases in the Specified Amount, then the Cash Value shall first be considered a part of the initial Specified Amount. If the Cash Value exceeds the initial Specified Amount, it shall then be considered a part of the additional increases in Specified Amount resulting from the increases in the order of the increases.

Monthly cost of insurance rates will not exceed those guaranteed in the Policy. Guaranteed cost of insurance rates for Policies issued on Specified Amounts less than $100,000 are based on the 1980 Commissioners Extended Term Mortality Table, Age Last Birthday (1980 CET). Guaranteed cost of insurance rates for Policies issued on Specified Amounts $100,000 or more are based on the 1980 Commissioners Standard Ordinary Mortality Table, Age Last Birthday (1980 CSO). Guaranteed cost of insurance rates for Policies issued on a substandard basis are based on appropriate percentage multiples of the guaranteed cost of insurance rate on a standard basis. These mortality tables are sex distinct. In addition, separate mortality tables will be used for tobacco and non-tobacco.

For group or sponsored arrangements (including employees of the Company and their family members) and for special exchange programs which the Company may make available from time to time, the mortality tables are unisex.

For Policies issued in Texas on a standard basis ("Special Class - Standard" in Texas), guaranteed cost of insurance rates for Specified Amounts less than $100,000 are based on 130% of the 1980 Commissioners Standard Ordinary Mortality Table, Age Last Birthday (1980 CSO). For Policies issued in the state of Montana, the mortality tables are unisex.

The rate class of an Insured may affect the cost of insurance rate. The Company currently places Insureds into both standard rate classes and substandard classes that involve a higher mortality risk. In an otherwise identical Policy, an Insured in the standard rate class will have a lower cost of insurance than an Insured in a rate class with higher mortality risks. The Company may also issue certain Policies on a "Non Medical" basis to certain categories of individuals. Due to the underwriting criteria established for Policies issued on a Non Medical basis, actual rates will be higher than the current cost of insurance rates being charged under Policies that are medically underwritten.

-Monthly Administrative Charge

The Company deducts a monthly Administrative Expense Charge to reimburse it for certain expenses related to maintenance of the Policies, accounting and record keeping and periodic reporting to Policy Owners. This charge is designed only to reimburse the Company for certain actual administrative expenses. The Company does not expect to recover from this charge any amount in excess of aggregate maintenance expenses. Currently, this charge is $10 per month in the first year, $5 per month in renewal years. The Company may at its sole discretion increase this charge. However, the Company guarantees that this charge will never exceed $10 per month in the first year and $7.50 per month in renewal years.

-Mortality and Expense Risk Charge

The Company assumes certain risks for guaranteeing the mortality and expense charges. The mortality risks assumed under the Policies is that the Insured may not live as long as expected. The expense risk assumed is that the actual expenses incurred in issuing and administering the Policies may be greater than expected. In addition, the Company assumes risks associated with the non-recovery of policy issue, underwriting and other administrative expenses due to Policies which lapse or are surrendered in the early Policy Years.

To compensate the Company for assuming these risks associated with the Policies, the Company deducts on a monthly basis from the Cash Value attributable to the Variable Account a charge to provide for mortality and expense risks. This charge is equivalent to an annual effective rate of 0.60% of the first $25,000 of Cash Value attributable to the Variable Account, 0.30% of the next $225,000 of Cash Value attributable to the Variable Account, and 0.10% of Cash Value attributable to the Variable Account in excess of $250,000. To the extent that future levels of mortality and expenses are less than or equal to those expected, the Company may realize a profit from this charge. The Surrender Charge may be insufficient to recover certain expenses related to the sale of the Policies. Unrecovered expenses are born by the Company's general assets which may include profits, if any, from mortality and expense risk charges (see "Surrender Charges").

The Company does not currently assess any charge for income taxes incurred by the Company as a result of the operations of the Sub-Accounts of the Variable Account (see "Taxation of the Company"). The Company reserves the right to assess a charge for such taxes against the Variable Account if the Company determines that such taxes will be incurred.

REDUCTION OF CHARGES

The Policy is available for purchase by individuals, corporations and other groups. For group or sponsored arrangements (including employees of the Company and their family members) and for special exchange programs which the Company may make available from time to time, the Company reserves the right to reduce or eliminate the sales load, mortality and expense risk charges, surrender charge, monthly administrative charge, monthly cost of insurance charges or other charges normally assessed on certain multiple life cases where it is expected that the size or nature of such cases will result in savings of sales, underwriting, administrative or other costs.

Eligibility for and the amount of these reductions will be determined by a number of factors, including the number of Insureds, the total premium expected to be paid, total assets under management for the Policy Owner, the nature of the relationship among individual Insureds, the purpose for which the Policies are being purchased, the expected persistency of individual Policies, and any other circumstances which, in the opinion of the Company is rationally related to the expected reduction in expenses. The extent and nature of reductions may change from time to time. Any variations in the charge structure will be determined in a uniform manner reflecting differences in costs of services and not unfairly discriminatory to Policy Owners.

EXPENSES OF THE UNDERLYING MUTUAL FUNDS


Underlying Mutual Fund shares are purchased at net asset value, which reflects the deduction of investment management fees and certain other expenses. The management fees are charged by each Underlying Mutual Fund's investment adviser for managing the Underlying Mutual Fund and selecting its portfolio of securities. Other Underlying Mutual Fund expenses can include such items as interest expense on loans and contracts with transfer agents, custodians, and other companies that provide services to the Underlying Mutual Fund. The management fees and other expenses for each Underlying Mutual Fund for its most recently completed fiscal year, expressed as a percentage of the Underlying Mutual Fund's average assets, are as follows:

                        UNDERLYING MUTUAL FUND ANNUAL EXPENSES
                            (AFTER EXPENSE REIMBURSEMENT)

                                   Management      Other          Total
                                     Fees         Expenses       Expenses
-------------------------------------------------------------------------
NSAT-Capital Appreciation Fund     0.50%          0.02%          0.52%
-------------------------------------------------------------------------
NSAT-Government Bond Fund          0.50%          0.01%          0.51%
-------------------------------------------------------------------------
NSAT-Money Market Fund             0.50%          0.03%          0.53%
-------------------------------------------------------------------------
NSAT Small Company Fund            1.00%          0.10%          1.10%
-------------------------------------------------------------------------
NSAT-Total Return Fund             0.50%          0.02%          0.52%
-------------------------------------------------------------------------

The Underlying Mutual Fund expenses shown above are assessed at the Underlying Mutual Fund level and are not direct charges against the Variable Account or reductions in Cash Value. These Underlying Mutual Fund expenses are taken into consideration in computing each Underlying Mutual Fund's net asset value, which is the share price used to calculate the Variable Account's unit value. The management fees and other expenses are more fully described in the prospectuses for each individual Underlying Mutual Fund. None of the above Underlying Mutual Funds are subject to 12b-1 fees or fee waiver or expense reimbursement arrangements.

                              HOW THE CASH VALUE VARIES

On any date during the Policy Year, the Cash Value equals the Cash Value on the preceding Valuation Date, plus any Net Premium applied since the previous Valuation Date, minus any partial surrenders, plus or minus any investment results, minus any surrender charge for decreases in Specified Amount, and less any Policy Charges.

There is no guaranteed Cash Value. The Cash Value will vary with the investment experience of the Variable Account and/or the daily crediting of interest in the Fixed Account and Policy Loan Account depending on the allocation of Cash Value by the Policy Owner.

HOW THE INVESTMENT EXPERIENCE IS DETERMINED

The Cash Value in each Sub-Account is converted to Accumulation Units of that Sub-Account. The conversion is accomplished by dividing the amount of Cash Value allocated to a Sub-Account by the value of an Accumulation Unit for the Sub-Account of the Valuation Period during which the allocation occurs.

The value of an Accumulation Unit for each Sub-Account was arbitrarily set initially at $10 when the Underlying Mutual Fund shares in that Sub-Account were available for purchase. The value for any subsequent Valuation Period is determined by multiplying the Accumulation Unit value for each Sub-Account for the immediately preceding Valuation Period by the Net Investment Factor for the Sub-Account during the subsequent Valuation Period. The value of an Accumulation Unit may increase or decrease from Valuation Period to Valuation Period. The number of Accumulation Units will not change as a result of investment experience.

NET INVESTMENT FACTOR

The Net Investment Factor for any Valuation Period is determined by dividing (a) by (b) where:

(a) is the net of:

    (1) the net asset value per share of the Underlying Mutual Fund held in the Sub-Account determined at the end of the current Valuation Period, plus

    (2) the per share amount of any dividend or capital gain distributions made by the Underlying Mutual Fund held in the Sub-Account if the "ex-dividend" date occurs during the current Valuation Period, plus or minus.

    (3) the per share charge or credit for taxes reserved for, if any, which is determined by the Company to have resulted from the investment operations of the Sub-Account.

(b) is the net of:

    (1) the net asset value per share of the Underlying Mutual Fund held in the Sub-Account determined at the end of the immediately preceding Valuation Period, plus or minus

    (2) the per share charge or credit, if any, for any taxes reserved for in the immediately preceding Valuation Period (see "Charge For Tax Provisions").

For Underlying Mutual Fund options that credit dividends on a daily basis and pay such dividends once a month, the Net Investment Factor allows for the monthly reinvestment of these daily dividends.

The Net Investment Factor may be greater or less than one; therefore, the value of an Accumulation Unit may increase or decrease. It should be noted that changes in the Net Investment Factor may not be directly proportional to changes in the net asset value of Underlying Mutual Fund shares, because of any charge or credit for tax reserves.

VALUATION OF ASSETS

Underlying Mutual Fund shares in the Variable Account will be valued at their net asset value.

DETERMINING THE CASH VALUE

The sum of the value of all Variable Account Accumulation Units attributable to the Policy and amounts credited to the Fixed Account and the Policy Loan Account is the Cash Value. The number of Accumulation Units credited per each Sub-Account are determined by dividing the net amount allocated to the Sub-Account by the Accumulation Unit Value for the Sub-Account for the Valuation Period during which the premium is received by the Company. In the event part or all of the Cash Value is surrendered or charges or deductions are made against the Cash Value, an appropriate number of Accumulation Units from the Variable Account and an appropriate amount from the Fixed Account will be deducted in the same proportion that the Policy Owner's interest in the Variable Account and the Fixed Account bears to the total Cash Value.

The Cash Value in the Fixed Account and the Policy Loan Account is credited with interest daily at an effective annual rate which the Company periodically declares. (For a description of the annual effective credited rates, see "The Fixed Account Option" and "Policy Loans.") Upon request, the Company will inform the Policy Owner of the then applicable rates for each account.

VALUATION PERIODS AND VALUATION DATES

A Valuation Period is the period commencing at the close of business on the New York Stock Exchange and ending at the close of business for the next succeeding Valuation Date. A Valuation Date is each day that the New York Stock Exchange and the Company's Home Office are open for business or any other day during which there is sufficient degree of trading that the current net asset value of the Accumulation Units might be materially affected.

                           SURRENDERING THE POLICY FOR CASH

RIGHT TO SURRENDER

The Policy Owner may surrender the Policy in full at any time while the Insured is living and receive its Cash Surrender Value. The cancellation will be effective as of the date the Company receives a proper written request for cancellation and the Policy. Such written request must be signed and, the Company may require the signature to be guaranteed by a member firm of the New York, American, Boston, Midwest, Philadelphia or Pacific Stock Exchanges, or by a commercial bank or a savings and loan, which is a member of the Federal Deposit Insurance Corporation. In some cases, the Company may require additional documentation of a customary nature.

CASH SURRENDER VALUE

The Cash Surrender Value increases or decreases daily to reflect the investment experience of the Variable Account and the daily crediting of interest in the Fixed Account and the Policy Loan Account. The Cash Surrender Value equals the Policy's Cash Value, next computed after the date the Company receives a proper written request for surrender and the Policy, minus any charges, Indebtedness or other deductions due on that date, which may also include a Surrender Charge.

PARTIAL SURRENDERS

After the Policy has been in force for one year, the Policy Owner may request a partial surrender. When a partial surrender is made, the Cash Value will be reduced by the amount of the partial surrender. Further, the Specified Amount will be reduced by the amount necessary to prevent any increase to the Net Amount At Risk, unless the partial surrender is treated as a preferred partial surrender. Partial surrenders will be permitted only if they satisfy the following requirements:

    1.   The minimum partial surrender is $200;

    2. The partial surrender may not reduce the Specified Amount below the Minimum Specified Amount;

    3. During the first ten Policy Years, the maximum amount of a partial surrender cannot exceed 10% of Cash Surrender Value as of the beginning of the Policy Year;

    4. After the completion of ten Policy Years, the maximum amount of a partial surrender is the Cash Surrender Value less the greater of $500 or three monthly deductions; and

    5. After the partial surrender, the Policy continues to qualify as life insurance.

-Preferred Partial Surrenders

A partial surrender is considered a preferred partial surrender if the following conditions are met: (1) such surrender occurs before the 15th Policy Anniversary; and (2) the surrender amount plus the amount of any previous preferred policy surrenders in that same Policy Year does not exceed 10% of the Cash Surrender Value as of the beginning of the Policy Year.

-Reduction of the Specified Amount

When a partial surrender is made, in addition to the Cash Value being reduced by the amount of the partial surrender, the Specified Amount may also be reduced, except for a preferred partial surrender. The reduction to the Specified Amount will be made in the following order: (1) against the most recent increase in the Specified Amount; (2) against the next most recent increases in the Specified Amount in succession; and (3) against the Specified Amount under the original application.

The Company reserves the right to deduct a fee from the partial surrender amount. The maximum fee is shown on the Policy data page. Certain partial surrenders may result in currently taxable income and tax penalties (see "Tax Matters").

MATURITY PROCEEDS

The Maturity Date is the Policy Anniversary on or next following the Insured's 100th birthday. The maturity proceeds will be payable to the Policy Owner on the Maturity Date provided the Policy is still in force. The Maturity Proceeds will be equal to the amount of the Policy's Cash Value, less any Indebtedness.

INCOME TAX WITHHOLDING

Federal law requires the Company to withhold income tax from any portion of surrender proceeds that is subject to tax, unless the Policy Owner advises the Company, in writing, of his or her request not to withhold.

If the Policy Owner requests that the Company not withhold taxes, or if the taxes withheld are insufficient, the Policy Owner may be liable for payment of an estimated tax. The Policy Owner should consult his or her tax advisor.

In certain employer-sponsored life insurance arrangements, including equity split dollar arrangements, participants may be required to report for income tax purposes, one or more of the following: (1) the value each year of the life insurance protection provided, (2) an amount equal to any employer-paid premiums; or (3) some or all of the amount by which the current value exceeds the employer's interest in the Contract. Participants should consult with the sponsor or the administrator of the Plan, and/or with their personal tax or legal advisor, to determine the tax consequences, if any, of their employer-sponsored life insurance arrangements.

                                     POLICY LOANS

TAKING A POLICY LOAN

The Policy Owner may take a Policy loan at any time using the Policy as security. Maximum Policy Indebtedness is limited to Cash Value attributable to both Fixed and Policy Loan Accounts, and 90% of the Cash Value of the Variable Account, less any Surrender Charges The Company will not grant a loan for an amount less than $200. Should the Death Proceeds become payable, the Policy be surrendered, or the Policy mature while a loan is outstanding, the amount of Policy Indebtedness will be deducted from the death benefit, Cash Surrender Value or the maturity proceeds, respectively.

Any request for a Policy loan must be in written form satisfactory to the Company. The request must be signed and, where permitted, the signature guaranteed by a member firm of the New York, American, Boston, Midwest, Philadelphia or Pacific Stock Exchanges; or by a commercial bank or a savings and loan which is a member of the Federal Deposit Insurance Corporation. Certain policy loans may result in currently taxable income and tax penalties (see "Tax Matters").

A Policy Owner considering the use of policy loans in connection with his or her retirement income plan should consult his or her personal tax adviser regarding potential tax consequences that may arise if necessary payments are not made to keep the Policy from lapsing. The amount of such payments necessary to prevent the Policy from lapsing would increase with age (see "Tax Matters").

EFFECT ON INVESTMENT PERFORMANCE

When a loan is made, an amount equal to the amount of the loan is transferred from the Variable Account to the Policy Loan Account. If the assets relating to a Policy are held in more than one Sub-Account, withdrawals from Sub-Accounts will be made in proportion to the assets in each Variable Sub-Account at the time of the loan. Policy loans will be transferred from the Fixed Account only when insufficient amounts are available in the Variable Sub-Accounts. The amount taken out of the Variable Account will not be affected by the Variable Account's investment experience while the loan is outstanding.

INTEREST

The annual effective loan interest rate charged on Policy Loans is 3.9%.

On a current basis, the Cash Value in the Policy Loan Account is credited with an annual effective rate of 3% during Policy Years 1 through 10 and an annual effective rate of 3.9% during the 11th and subsequent Policy Years. The Company may change the current interest crediting rate on the policy loans at any time at its sole discretion. However, the crediting rate is guaranteed never to be lower than 3% during Policy Years 1 through 10 and 3.65% during the 11th and subsequent Policy Years. In the event that it is determined that such loans will be treated, as a result of the differential between the interest crediting rate and the loan interest rate, as taxable distributions under any applicable ruling, regulation, or court decision, the Company retains the right to increase the net cost (by decreasing the interest crediting rate) on all subsequent policy loans to an amount that would result in the transaction being treated as a loan under Federal tax law. If this amount is not prescribed by such ruling, regulation, or court decision, the amount will be that which the Company considers to be more likely to result in the transaction being treated as a loan under Federal tax law.

Amounts transferred to the Policy Loan Account will earn interest daily from the date of transfer. The earned interest is transferred from the Policy Loan Account to a Variable Account or the Fixed Account on each Policy Anniversary, at the time a new loan is requested, or at the time of loan repayment. It will be allocated according to the Fund allocation factors in effect at the time of the transfer.

Interest is charged daily and is payable at the end of each Policy Year or at the time of loan repayment. Unpaid interest will be added to the existing Policy Indebtedness as of the due date and will be charged interest at the same rate as the rest of the Indebtedness.

Whenever the total Policy Indebtedness exceeds the Cash Value less any Surrender Charges, and if the Guaranteed Policy Continuation Period is not in effect, the Company will send a notice to the Policy Owner and the assignee, if any. The Policy will terminate without value 61 days after the mailing of the notice unless a sufficient repayment is made during that period. A repayment is sufficient if it is large enough to reduce the total Policy Indebtedness to an amount equal to the total Cash Value less any Surrender Charges plus an amount sufficient to continue the Policy in force for 3 months.

EFFECT ON DEATH BENEFIT AND CASH VALUE

A Policy loan, whether or not repaid, will have a permanent effect on the Death Benefit and Cash Value because the investment results of the Variable Account or the Fixed Account will apply only to the non-loaned portion of the Cash Value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Variable Account or the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable.

REPAYMENT

All or part of the Indebtedness may be repaid at any time while the Policy is in force during the Insured's lifetime. Any payment intended as a loan repayment, rather than a premium payment, must be identified as such. Loan repayments will be credited to the Variable Sub-Accounts and the Fixed Account in proportion to the Policy Owner's Underlying Mutual Fund allocation factors in effect at the time of the repayment. Each repayment may not be less than $50. The Company reserves the right to require that any loan repayments resulting from Policy loans transferred from the Fixed Account must be first allocated to the Fixed Account.

                             HOW THE DEATH BENEFIT VARIES



CALCULATION OF THE DEATH BENEFIT

At issue, the Policy Owner selects the Specified Amount and the death benefit option. At issue, the Policy Owner also irrevocably elects either of the following tests qualifying the Policy as life insurance under Section 7702 of the Code: 1.) Guideline Premium/Cash Value Corridor Test or 2.) the Cash Value Accumulation Test.

While the Policy is in force, the death benefit will never be less than the Specified Amount. The death benefit may vary with the Cash Value of the Policy, which depends on investment performance.

The Policy Owner may choose one of three death benefit options.

Under OPTION 1, the death benefit will be the greater of the Specified Amount or Minimum Required Death Benefit. Under OPTION 1, the amount of the death benefit will ordinarily not change for several years to reflect the investment performance and may not change at all. If investment performance is favorable, the amount of death benefit may increase. To see how and when investment performance will begin to affect death benefits, please see the illustrations.

Under OPTION 2, the death benefit will be the greater of the Specified Amount plus the Cash Value as of the date of death, or Minimum Required Death Benefit and will vary directly with the investment performance.

Under OPTION 3, the death benefit is the greater of: the Minimum Required Death Benefit or the sum of the Specified Amount and the accumulated premium account on the date of death. The accumulated premium account will accumulate to the date of death all premium payments less any partial surrenders. The accumulations will be calculated based on the OPTION 3 interest rate shown on the Policy data page. In no event will the Accumulated Premium Account be less than zero or greater than the maximum accumulated premium account shown on the Policy data page. Once elected, OPTION 3 is irrevocable.

For any death benefit option, the calculation of the Minimum Required Death Benefit is shown on the Policy Data Page. The Minimum Required Death Benefit is the lowest death benefit which will qualify the Policy as life insurance under
Section 7702 of the Code. A change in death benefit option will not be permitted if it results in the total premiums paid exceeding the then current maximum premium limitations under Section 7702 of the Code where the Policy Owner has selected Guideline Premium/Cash Value Corridor Test.

PROCEEDS PAYABLE ON DEATH

The actual Death Proceeds payable on the Insured's death will be the death benefit as described above, less any Policy Indebtedness and less any unpaid Policy Charges. Under certain circumstances, the Death Proceeds may be adjusted (see "Incontestability", "Error in Age or Sex", and "Suicide").

                     RIGHT TO EXCHANGE FOR A FIXED BENEFIT POLICY

The Policy Owner may exchange the Policy for a flexible premium adjustable life insurance policy offered by the Company on the Policy Date. The benefits for the new policy will not vary with the investment experience of a separate account. The exchange must be elected within 24 months from the Policy Date. No evidence of insurability will be required.

The Policy Owner and Beneficiary under the new policy will be the same as those under the exchanged Policy on the effective date of the exchange. The new policy will have a death benefit on the exchange date not more than the death benefit of the original Policy immediately prior to the exchange date. The new policy will have the same Policy Date and issue age as the original Policy. The initial Specified Amount and any increases in Specified Amount will have the same rate class as those of the original Policy. Any Indebtedness may be transferred to the new policy.

The exchange may be subject to an equitable adjustment in rates and values to reflect variances, if any, in the rates and values between the two Policies. After adjustment, if any excess is owed the Policy Owner, the Company will pay the excess to the Policy Owner in cash. The exchange may be subject to federal income tax withholding (see "Income Tax Withholding").

                             CHANGES OF INVESTMENT POLICY

The Company may materially change the investment policy of the Variable Account. The Company must inform the Policy Owners and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments which may disapprove it if deemed detrimental to the interests of the Policy Owners or if it renders the Company's operations hazardous to the public. If a Policy Owner objects, the Policy may be converted to a substantially comparable General Account life insurance policy offered by the Company on the life of the Insured. The Policy Owner has the later of 60 days (6 months in Pennsylvania) from the date of the investment policy change or 60 days (6 months in Pennsylvania) from being informed of such change to make this conversion. The Company will not require evidence of insurability for this conversion.

The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance not exceeding the death benefit of the Policy converted on the date of such conversion.

              GRACE PERIOD AND GUARANTEED POLICY CONTINUATION PROVISION

GRACE PERIOD

If the Cash Surrender Value on a Monthly Anniversary Day is not sufficient to cover the current monthly deduction, and the Guaranteed Policy Continuation Provision is not in effect, a grace period will be allowed for the payment of a premium of at least four times the current monthly deduction. The Company will send the Policy Owner a notice at the start of the grace period, at the address in the application or another address specified by the Policy Owner, stating the amount of premium required. The grace period will end 61 days after the day the notice is mailed. If sufficient premium is not received by the Company by the end of the grace period, the Policy will lapse without value. If Death Proceeds become payable during the grace period, the Company will pay the Death Proceeds.

GUARANTEED POLICY CONTINUATION PROVISION

This Policy will not lapse during the Guaranteed Policy Continuation Period provided that on each Monthly Anniversary Day (1) is greater than or equal to
(2) where:

    (1) Is the sum of all premiums paid to date minus any Indebtedness, and minus any partial surrenders; and

    (2) Is the sum of Minimum Monthly Premiums required since the Policy Date including the Minimum Monthly Premium for the current Monthly Anniversary Day.


The Guaranteed Policy Continuation Period is the lesser of 30 Policy Years or the number of Policy Years until the Insured reaches Attained Age 65. For Policies issued to ages greater than 55, the Guaranteed Policy Continuation Period is 10 Policy Years.

                                    REINSTATEMENT

If the grace period ends and the Policy Owner has neither paid the required premium nor surrendered the Policy for its Cash Surrender Value, the Policy Owner may reinstate the Policy by:

    1. submitting a written request at any time within 3 years after the end of the grace period and prior to the Maturity Date;

    2.   providing evidence of insurability satisfactory to the Company;

    3. paying sufficient premium to cover all policy charges that were due and unpaid during the grace period;

    4. paying sufficient premium to keep the Policy in force for 3 months from the date of reinstatement; and

    5. paying or reinstating any Indebtedness against the Policy which existed at the end of the grace period.

The effective date of a reinstated Policy will be the Monthly Anniversary Day on or next following the date the application for reinstatement is approved by the Company. If your Policy is reinstated, the Cash Value on the date of reinstatement, but prior to applying any premiums or loan repayments received, will be set equal to the lesser of:

    1.   the Cash Value at the end of the grace period; or

    2. the Surrender Charge for the Policy Year in which the Policy was reinstated.

Unless the Policy Owner has provided otherwise, all amounts will be allocated based on the Underlying Mutual Fund allocation factors in effect at the start of the grace period.

                               THE FIXED ACCOUNT OPTION

Under exemptive and exclusionary provisions, interests in the Company's General Account have not been registered under the Securities Act of 1933 and the General Account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the General Account nor any interests therein is subject to the provisions of these Acts, and the Company has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus relating to the Fixed Account option. Disclosures regarding the General Account may, however, be subject to certain generally applicable provisions of the federal securities laws concerning the accuracy and completeness of statements made in prospectuses.

As explained earlier, a Policy Owner may elect to allocate or transfer all or part of the Cash Value to the Fixed Account and the amount allocated or transferred becomes part of the Company's General Account. The Company's General Account consists of all assets of the Company other than those in the Variable Account and in other separate accounts that have been or may be established by the Company. Subject to applicable law, the Company has sole discretion over the investment of the assets of the General Account, and Policy Owners do not share in the investment experience of those assets. The Company guarantees that the part of the Cash Value invested under the Fixed Account option will accrue interest daily at an effective annual rate that the Company declares periodically. The Fixed Account crediting rate will not be less than an effective annual rate of 3%. Upon request the Company will inform the Policy Owner of the then applicable rate. The Company is not obligated to credit interest at a higher rate.



                        CHANGES IN EXISTING INSURANCE COVERAGE

The Policy Owner may request certain changes in the insurance coverage under the Policy. Any request must be in writing and received at the Company's Home Office. No change will take effect unless the Cash Surrender Value, after the change, is sufficient to keep the Policy in force for at least 3 months.

SPECIFIED AMOUNT INCREASES

After the first Policy Year, the Policy Owner may request an increase to the Specified Amount. Any increase will be subject to the following conditions:

    1.   the request must be applied for in writing;

    2.   satisfactory evidence of insurability must be provided;

    3.   the increase must be for a minimum of $10,000;

    4. the Cash Surrender Value is sufficient to continue the Policy in force for at least 3 months; and

    5.   age limits are the same as for a new issue.

Any approved increase will have an effective date of the Monthly Anniversary Day on or next following the date the Company approves the supplemental application. The Company reserves the right to limit the number of Specified Amount increases to one each Policy Year.

SPECIFIED AMOUNT DECREASES

After the first Policy Year, the Policy Owner may also request a decrease to the Specified Amount. Any approved decrease will be effective on the Monthly Anniversary Day on or next following the date the Company receives the request. Any such decrease shall reduce insurance in the following order:

    1.   against insurance provided by the most recent increase;

    2.   against the next most recent increases successively; and

    3.   against insurance provided under the original application.

The Company reserves the right to limit the number of Specified Amount decreases to one each Policy Year. The Company will refuse a request for a decrease which would:

    1.   reduce the Specified Amount to less than the Minimum Specified Amount;
         or

    2.   disqualify the Policy as a contract for life insurance.

CHANGES IN THE DEATH BENEFIT OPTION

After the first Policy Year, the Policy Owner may elect to change the death benefit option under the Policy from either Option 1 to Option 2, or from Option 2 to Option 1. Initial elections to Option 3 are irrevocable. Accordingly, such changes to or from Option 3 are not permitted. Only one change of death benefit option is permitted per Policy Year. The effective date of such change will be the Monthly Anniversary Day following the date such change is approved by the Company.

In order for any such change in the death benefit option to become effective, the Cash Surrender Value, after such change, must be sufficient to keep the Policy in force for at least three months subsequent to said change.

The Company will adjust the Specified Amount such that the Net Amount At Risk remains constant before and after the death benefit option change. A change in death benefit option will not be permitted if it results in the total premiums paid exceeding the then current maximum premium limitations under Section 7702 of the Code where the Policy Owner has selected Guideline Premium/Cash Value Corridor Test.

                               OTHER POLICY PROVISIONS

POLICY OWNER

While the Insured is living, all rights in this Policy are vested in the Policy Owner named in the application or as subsequently changed, subject to assignment, if any.

The Policy Owner may name a contingent Policy Owner or a new Policy Owner while the Insured is living. Any change must be in a written form satisfactory to the Company and recorded at the Company's Home Office. Once recorded, the change will be effective when signed. The change will not affect any payment made or action taken by the Company before it was recorded. The Company may require that the Policy be submitted for endorsement before making a change.

If the Policy Owner is other than the Insured and names no contingent Policy Owner, and dies before the Insured, the Policy Owner's rights in this Policy belong to the Policy Owner's estate.

BENEFICIARY

The Beneficiary(ies) shall be as named in the application or as subsequently changed, subject to assignment, if any.

The Policy Owner may name a new Beneficiary while the Insured is living. Any change must be in a written form satisfactory to the Company and recorded at the Company's Home Office. Once recorded, the change will be effective when signed. The change will not affect any payment made or action taken by the Company before it was recorded.

If any Beneficiary predeceases the Insured, that Beneficiary's interest passes to any surviving Beneficiary(ies), unless otherwise provided. Multiple Beneficiaries will be paid in equal shares, unless otherwise provided. If no named Beneficiary survives the Insureds, the Death Proceeds shall be paid to the Policy Owner or the Policy Owner's estate.

ASSIGNMENT

While the Insured is living, the Policy Owner may assign his or her rights in the Policy. The assignment must be in writing, signed by the Policy Owner and recorded by the Company at its Home Office. Any assignment will not affect any payments made or actions taken by the Company before it was recorded. The Company is not responsible for any assignment not submitted for recording, nor is the Company responsible for the sufficiency or validity of any assignment. The assignment will be subject to any Indebtedness owed to the Company before it was recorded.

INCONTESTABILITY

The Company will not contest payment of the Death Proceeds based on the initial Specified Amount after the Policy has been in force during the Insured's lifetime for 2 years from the Policy Date. For any increase in Specified Amount requiring evidence of insurability, the Company will not contest payment of the Death Proceeds based on such an increase after it has been in force during the Insured's lifetime for 2 years from its effective date.

ERROR IN AGE OR SEX

If the age or sex of the Insured has been misstated, the death benefit and Cash Value will be adjusted. The amount of the death benefit will be (1) multiplied by (2) and then the result added to (3), where:

    (1)  is the Net Amount At Risk at the time of the Insured's death;

    (2) is the ratio of the monthly cost of insurance applied in the policy month of death and the monthly cost of insurance that should have been applied at the true age and sex in the policy month of death; and

    (3)  is the Cash Value at the time of the Insured's death.

The Cash Value will be adjusted to reflect the cost of insurance charges on the correct age and sex from the Policy Date.

SUICIDE

If the Insured dies by suicide, while sane or insane, within two years from the Policy Date, the Company will pay no more than the sum of the premiums paid, less any Indebtedness and less any partial surrenders. If the Insured dies by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the Specified Amount, the Company will pay no more than the amount paid for such additional benefit.

NONPARTICIPATING POLICIES

These are nonparticipating Policies on which no dividends are payable. These Policies do not share in the profits or surplus earnings of the Company.

RIDERS

A rider may be added as an addition to the Policy.  Riders currently include:

    1.   Maturity Extension Endorsement;
    2.   Spouse Rider;
    3.   Child Rider;
    4.   Waiver of Monthly Deductions Rider;
    5.   Accidental Death Benefit Rider;
    6.   Additional Protection Rider;
    7.   Accelerated Death Benefit Rider; and
    8.   Change of Insured Rider.

Rider availability varies by state.


                                 LEGAL CONSIDERATIONS

On July 6, 1983, the U.S. Supreme Court held in ARIZONA GOVERNING COMMITTEE V. NORRIS that certain annuity benefits provided by employers' retirement and fringe benefit programs may not vary between men and women on the basis of sex. This decision applies only to benefits derived from premiums made on or after August 1, 1983. The Policies offered by this prospectus are based upon actuarial tables which distinguish between men and women and thus the Policies provide different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris on any employment related insurance or benefit program before purchasing this Policy.

                             DISTRIBUTION OF THE POLICIES

The Policies will be sold by licensed insurance agents in those states where the Policies may lawfully be sold. Such agents will be registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are member firms of the National Association of Securities Dealers, Inc. ("NASD"). The Policies will be distributed by the General Distributor, Nationwide Advisory Services, Inc. NAS acts as general distributor for the Nationwide Multi-Flex Variable Account, Nationwide DC Variable Account, Nationwide DCVA-II, Nationwide Variable Account-II, Nationwide Variable Account-5, Nationwide Variable Account-6, Nationwide Variable Account-8, Nationwide VA Separate Account-A, Nationwide VA Separate Account-B, Nationwide VA Separate Account-C, Nationwide VL Separate Account-A, Nationwide VL Separate Account-B, Nationwide VL Separate Account-C, Nationwide VLI Separate Account-2, Nationwide VLI Separate Account-3, Nationwide VLI Separate

Account-4, NACo Variable Account and the Nationwide Variable Account, all of which are separate investment accounts of the Company or its affiliates. NAS is a wholly owned subsidiary of the Company.

NAS also acts as principal underwriter for the Nationwide Investing Foundation, Nationwide Separate Account Trust, Financial Horizons Investment Trust, Nationwide Investing Foundation II and Nationwide Asset Allocation Trust, which are open-end management investment companies.

Gross first year commissions plus any expense allowance payments paid by the Company on the sale of these Policies provided by the General Distributor will not exceed 90% of the Target Premium plus 3% of any excess premium payments. Gross renewal commissions in years 2 through 10 paid by the Company will not exceed 3% of actual premium payment, and will not exceed 2% in Policy Years 11 and thereafter.

                                 CUSTODIAN OF ASSETS

The Company serves as the Custodian of the assets of the Variable Account.

                                     TAX MATTERS

POLICY PROCEEDS

Section 7702 of the Code provides that if certain tests are met, a Policy will be treated as a life insurance policy for federal tax purposes. The Company will monitor compliance with these tests. The Policy should thus receive the same federal income tax treatment as fixed benefit life insurance. As a result, the Death Proceeds payable under a Policy are excludable from gross income of the beneficiary under Section 101 of the Code.

Section 7702A of the Code defines modified endowment contracts as those policies issued or materially changed on or after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual premiums (see "Information about the Policies"). The Code provides for taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts (other than certain distributions to terminally ill or chronically ill individuals) are subject to federal income taxes in a manner similar to the way annuities are taxed. Modified endowment contract distributions are defined by the Code as amounts not received as an annuity and are taxable to the extent the Cash Value of the policy exceeds, at the time of distribution, the premiums paid into the policy. A 10% tax penalty generally applies to the taxable portion of such distributions unless the Policy Owner is over age 59 1/2 or disabled or the distribution is part of an annuity to the Policy Owner as defined in the Code. Under certain circumstances, certain distributions made under a Policy on the life of a "terminally ill individual" or a "chronically ill individual," as those terms are defined in the Code, are excludable from gross income.

The Policies offered by this prospectus may or may not be issued as modified endowment contracts. The Company will monitor premiums paid and will notify the Policy Owner when the policy's non-modified endowment status is in jeopardy. If a Policy is not a modified endowment contract, a cash distribution during the first 15 years after a Policy is issued which causes a reduction in death benefits may still become fully or partially taxable to the Owner pursuant to
Section 7702(f)(7) of the Code. The Policy Owner should carefully consider this potential effect and seek further information before initiating any changes in the terms of the policy. Under certain conditions, a Policy may become a modified endowment as a result of a material change or a reduction in benefits as defined by Section 7702A(c) of the Code.

In addition to meeting the tests required under Sections 7702, Section 817(h) of the Code requires that the investments of separate accounts such as the Variable Account be adequately diversified. Regulations under 817(h) provide that a variable life policy that fails to satisfy the diversification standards will not be treated as life insurance unless such failure was inadvertent, is corrected, and the Policy Owner or the Company pays an amount to the Internal Revenue Service. The amount will be based on the tax that would have been paid by the Policy Owner if the income, for the period the policy was not diversified, had been received by the Policy Owner. If the failure to diversify is not corrected in this manner, the Policy Owner will be deemed the owner of the underlying securities and taxed on the earnings of his or her account.

Representatives of the Internal Revenue Service have suggested, from time to time, that the number of Underlying Mutual Funds available or the number of transfer opportunities available under a variable product may be relevant in determining whether the product qualifies for the desired tax treatment. No formal guidance has been issued in this area. Should the Secretary of the Treasury issue additional rules or regulations limiting the number of Underlying Mutual Funds, transfers between Underlying Mutual Funds, exchanges of Underlying Mutual Funds or changes in investment objectives of Underlying Mutual Funds such that the Policy would no longer qualify as life insurance under Section 7702 of the Code, the Company will take whatever steps are available to remain in compliance.

The Company will monitor compliance with these regulations and, to the extent necessary, will change the objectives or assets of the Sub-Account investments to remain in compliance.

A total surrender or cancellation of the Policy by lapse or the maturity of the Policy on its Maturity Date may have adverse tax consequences. If the amount received by the Policy Owner plus total Policy Indebtedness exceeds the premiums paid into the Policy, the excess generally will be treated as taxable income, regardless of whether or not the Policy is a modified endowment contract.

- Federal Estate and Generation-Skipping Transfer Taxes

The federal estate tax is integrated with the federal gift tax under a unified tax rate schedule. In general, an estate of less than $600,000 (inclusive of certain predeath gifts) will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate tax purposes, for certain amounts that pass to the surviving spouse.

When the Insured dies, the death benefit will generally be included in the lnsured's federal gross estate if: (1) the proceeds were payable to or for the benefit of the Insured's estate; or (2) the Insured held any "incident of ownership" in the Policy at death or at any time within three years of death. An incident of ownership is, in general, any right that may be exercised by the Policy Owner, such as the right to borrow on the Policy, or the right to name a new Beneficiary.

If the Policy Owner (whether or not he or she is the Insured) transfers ownership of the Policy to another person, such transfer may be subject to a federal gift tax. In addition, if such Policy Owner transfers the Policy to someone two or more generations younger than the Policy Owner, the transfer may be subject to the federal generation-skipping transfer tax ("GSTT"), the taxable amount being the value of the Policy.

Similarly, if the Beneficiary is two or more generations younger than the Insured, the payment of the Death Proceeds at the death of the Insured may be subject to the GSTT. Pursuant to regulations recently promulgated by the U.S. Treasury Department, the Company may be required to withhold a portion of the Death Proceeds and pay them directly to the Internal Revenue Service as the GSTT liability.

The GSTT provisions generally apply to the same transfers that are subject to estate or gift taxes.

The tax rate is a flat rate equal to the maximum estate tax rate (currently 55%), and there is a provision for an aggregate $1 million exemption. Due to the complexity of these rules, the Policy Owner should consult with counsel and other competent advisors regarding these taxes,

- Non-Resident Aliens

Distributions to nonresident aliens ("NRAs") are generally subject to federal income tax and tax withholding, at a statutory rate of 30% of the amount of income that is distributed. The Company is required to withhold such amount from the Distribution and remit it to the Internal Revenue Service. Distributions to certain NRAs may be subject to lower, or in certain instances zero, tax and withholding rates, if the United States has entered into an applicable treaty. However, in order to obtain the benefits of such treaty provisions, the NRA must give to the Company sufficient proof of his or her residency and citizenship in the form and manner prescribed by the Internal Revenue Service. In addition, for any Distribution made after December 31, 1997, the NRA must obtain an individual Taxpayer Identification Number from the Internal Revenue Service, and furnish that number to the Company prior to the Distribution. If the Company does not have the proper proof of citizenship or residency and (for Distributions after December 31, 1997) a proper individual Taxpayer Identification Number prior to any Distribution, the Company will be required to withhold 30% of the income, regardless of any treaty provision.

A payment may not be subject to withholding where the recipient sufficiently establishes to the Company that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and that such payment is includable in the recipient's gross income for United States federal income tax purposes, Any such distributions may be subject to back-up withholding at the statutory rate (currently 31%) if not taxpayer identification number, or an incorrect taxpayer identification number, is provided.

State and local estate, inheritance, income and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or Beneficiary.

TAXATION OF THE COMPANY

The Company is taxed as a life insurance company under the Code. Since the Variable Account is not a separate entity from the Company and its operations form a part of the Company, it will not be taxed separately as a "regulated investment company" under Sub-chapter M of the Code. Investment income and realized capital gains on the assets of the Variable Account are reinvested and taken into account in determining the value of Accumulation Units. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Policies.

The Company does not initially expect to incur any Federal income tax liability that would be chargeable to the Variable Account. Based upon these expectations, no charge is currently being made against the Variable Account for federal income taxes. If, however, the Company determines that on a separate company basis such taxes may be incurred, it reserves the right to assess a charge for such taxes against the Variable Account.

The Company may also incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If they increase, however, charges for such taxes may be made.

TAX CHANGES

The foregoing discussion, which is based on the Company's understanding of federal tax laws as they are currently interpreted by the Internal Revenue Service, is general and is not intended as tax advice.

In the recent past, the Code has been subjected to numerous amendments and changes, and it is reasonable to believe that it will continue to be revised. The United States Congress has, in the past, considered numerous legislative proposals that, if enacted, could change the tax treatment of the Policies. It is reasonable to believe that such proposals, and other proposals will be considered in the future, and some may be enacted into law. In addition, the U.S. Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing law that may be at variance with its current positions on these matters. In addition, current state law (which is not discussed herein), and future amendments to state law, may affect the tax consequences of the Policy.

If the Policy Owner, Insured, or Beneficiary or other person receiving any benefit or interest in or from the Policy is not both a resident and citizen of the United States, there may be a tax imposed by a foreign country, in addition to any tax imposed by the United States. The foreign law (including regulations, rulings, and case law) may change and impose additional taxes on the Policy, the Death Benefit, or other Distributions and/or ownership of the Policy, or a treaty may be amended and all or part of the favorable treatment may be eliminated.

Any or all of the foregoing may change from time to time without any notice, and the tax consequences arising out of a Policy may be changed retroactively.
There is no way of predicting if, when, and to what extent any such change may take place. No representation is made as to the likelihood of the continuation of these current laws, interpretations, and policies.

THE FOREGOING IS A GENERAL EXPLANATION AS TO CERTAIN TAX MATTERS PERTAINING TO INSURANCE POLICIES. IT IS NOT INTENDED TO BE LEGAL OR TAX ADVICE, AND SHOULD NOT TAKE THE PLACE OF YOUR INDEPENDENT LEGAL, TAX AND/OR FINANCIAL ADVISOR.


                                     THE COMPANY

The life insurance business, including annuities, is the only business in which the Company is engaged.

The Company markets its Policies through independent insurance brokers, general agents, and registered representatives of registered NASD broker/dealer firms.


The Company serves as depositor for the Nationwide VL Separate Account-C, Nationwide VL Separate Account-B, Nationwide VL Separate Account-A, Nationwide VA Separate Account-A, Nationwide VA Separate Account-B, and the Nationwide VA Separate Account-C, each of which is a registered investment company.


The Company, in common with other insurance companies, is subject to regulation and supervision by the regulatory authorities of the states in which it is licensed to do business. A license from the state insurance department is a prerequisite to the transaction of insurance business in that state. In general, all states have statutory administrative powers. Such regulation relates, among other things, to licensing of insurers and their agents, the approval of policy forms, the methods of computing reserves, the form and content of statutory financial statements, the amount of policyholders' and stockholders' dividends, and the type of distribution of investments permitted.

The Company operates in the highly competitive field of life insurance. There are approximately 2,300 stock, mutual and other types of insurers in the life insurance business in the United States, and a large number of them compete with the registrant in the sale of insurance policies.

As is customary in insurance company groups, employees are shared with the other insurance companies in the group. In addition to its direct salaried employees, the Company shares employees with Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company.

The Company does not presently own or lease any materially important physical properties when its property holdings are viewed in relation to its total assets. The Company shares Home Office, other facilities and equipment with Nationwide Mutual Insurance Company.

                                  COMPANY MANAGEMENT

The Company, together with Nationwide Mutual Insurance Company, Nationwide Mutual Fire Insurance Company, Nationwide Indemnity Company, Nationwide Life Insurance Company, Nationwide Property and Casualty Insurance Company, National Casualty Company, Scottsdale Indemnity Company and Nationwide General Insurance Company and their affiliated companies comprise the Nationwide Insurance Enterprise.

The companies comprising the Nationwide Insurance Enterprise have substantially common boards of directors and officers. Nationwide Financial Services, Inc. is the sole shareholder of Nationwide Life Insurance Company, which is the sole shareholder of the Company.


DIRECTORS OF THE COMPANY

                             Director
Name                           Since   Principal Occupation

Lewis J. Alphin                  1993  Farm Owner and Operator (1)

Keith W. Eckel                   1996  Partner, Fred W. Eckel Sons; President,
                                       Eckel Farms, Inc. (1)

Willard J. Engel                 1994  General Manager Lyon County Co-Operative
                                       Oil Company (1)

Fred C. Finney                   1992  Owner and Operator, Moreland Fruit Farm;
                                       Operator, Melrose Orchard (1)

Charles L. Fuellgraf, Jr. *+     1969  Chief Executive Officer, Fuellgraf
                                       Electric Company. (1)

Joseph J. Gasper *+              1996  President and Chief Operating Officer,
                                       Nationwide Life Insurance Company and
                                       Nationwide Life and Annuity Insurance
                                       Company. (2)

Henry S. Holloway *+             1986  Farm Owner and Operator (1)

Dimon Richard McFerson *+        1988  Chairman and Chief Executive Officer,
                                       Nationwide Insurance Enterprise (2)

David O. Miller *+               1985  President, Owen Potato Farm, Inc.;
                                       Partner, M&M Enterprises (1)

C. Ray Noecker                   1994  Owner and Operator, Noecker Farms (1)

James F. Patterson +             1989  Vice President, Pattersons, Inc. ;
                                       President, Patterson Farms, Inc. (1)

Arden L. Shisler *+              1984  President and Chief Executive Officer,
                                       K&B Transport, Inc. (1)

Robert L. Stewart                1989  Owner and Operator, Sunnydale Farms and
                                       Mining (1)

Nancy C. Thomas *                1986  Farm Owner and Operator. (1)

Harold W. Weihl                  1990  Farm Owner and Operator, Weihl Farms (1)

*Member, Executive                     +Member, Investment Committee
Committee

1)   Principal occupation for last five years.

2) Prior to assuming this current position, Messrs. McFerson and Gasper held other executive management positions with the companies.

Each of the directors is a director of the other major insurance affiliates of the Nationwide Insurance Enterprise, except Mr. Gasper who is a director only of the Company and Nationwide Life Insurance Company. Messrs. McFerson and Gasper are directors of Nationwide Advisory Services, Inc., a registered broker-dealer.

Messrs. Holloway, McFerson, Miller, Patterson, Shisler and Fuellgraf are directors of Nationwide Financial Services, Inc. Messrs. Fuellgraf, McFerson, Ms. Thomas and Mr. Weihl are trustees of Nationwide Investing Foundation, a registered investment company. Mr. McFerson is trustee of Nationwide Separate Account Trust, Financial Horizons Investment Trust, Nationwide Investing Foundation II and Nationwide Asset Allocation Trust, registered investment companies. Mr. Engel is a director of Western Cooperative Transport.

EXECUTIVE OFFICERS OF THE COMPANY

NAME                                   OFFICE HELD

Dimon Richard McFerson                 Chairman and Chief Executive
                                       Officer-Nationwide Insurance Enterprise

Joseph J. Gasper                       President and Chief Operating Officer

Gordon E. McCutchan                    Executive Vice President, Law and
                                       Corporate Services and Secretary

Robert A. Oakley                       Executive Vice President-Chief Financial
                                       Officer

Robert J. Woodward, Jr.                Executive Vice President-Chief
                                       Investment Officer

Susan A. Wolken                        Senior Vice President - Life Company
                                       Operations

W. Sidney Druen                        Senior Vice President and General
                                       Counsel and Assistant Secretary

Harvey S. Galloway, Jr.                Senior Vice President and Chief Actuary

Richard A. Karas                       Senior Vice President - Sales and
                                       Financial Services

Mark R. Thresher                       Vice President - Controller

Duane M. Campbell                      Vice President - Treasurer

Mr. Gasper is also President and Chief Operating Officer of Nationwide Life Insurance Company. Mr. Galloway is also an officer of Nationwide Mutual Insurance Company and Nationwide Life Insurance Company. Each of the other officers listed above is also an officer of each of the companies comprising the Nationwide Insurance Enterprise. Each of the executive officers listed above has been associated with the registrant in an executive capacity for more than the past five years, except Mr. Thresher, who joined the Registrant in 1996. From 1988-1996, Mr. Thresher served as a partner in the accounting firm KPMG Peat Marwick LLP and lead partner for Nationwide Insurance Enterprise from 1993-1996.

                        OTHER CONTRACTS ISSUED BY THE COMPANY

The Company does presently and will, from time to time, offer variable contracts and policies with benefits which vary in accordance with the investment experience of a separate account of the Company.



                                   STATE REGULATION

The Company is subject to the laws of Ohio governing insurance companies and to regulation by the Ohio Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine the Company's contract liabilities and reserves so that the Insurance Department may certify the items are correct. The Company's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, the Company is subject to regulation under the insurance laws of other jurisdictions in which it may operate.



                               REPORTS TO POLICY OWNERS

   The Company will mail to the Policy Owner at the last known address of record, an annual statement showing the amount of the current death benefit, the Cash Value, Cash Surrender Value, premiums paid, monthly charges deducted since the last report, and the amounts invested in the Fixed Account, each Sub-Account, and any Policy Indebtedness.

Policy Owners will also be sent annual and semi-annual reports containing financial statements for the Variable Account as required by the 1940 Act.

In addition, Policy Owners will receive statements of significant transactions, such as changes in Specified Amount, changes in death benefit option, changes in future premium allocation, transfers among Sub-Accounts, premium payments, loans, loan repayments, reinstatement and termination.

                                     ADVERTISING

    The Company is also ranked and rated by independent financial rating services, including Moody's, Standard & Poor's and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of the Company. The ratings are not intended to reflect the investment experience or financial strength of the Variable Account. The Company may advertise these ratings from time to time. In addition, the Company may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend the Company or the Contracts. Furthermore, the Company may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

                                  LEGAL PROCEEDINGS

There are no material legal proceedings, other than ordinary routine litigation incidental to the business to which the Company and the Variable Account are parties or to which any of their property is the subject.


The General Distributor, Nationwide Advisory Services, Inc., is not engaged in any material litigation of any nature.

                                       EXPERTS

     The financial statements have been included herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                                REGISTRATION STATEMENT

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Variable Account, the Company, and the Policies offered hereby. Statements contained in this prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

                                    LEGAL OPINIONS

Legal matters in connection with the Policies described herein are being passed upon by Druen, Dietrich, Reynolds & Koogler, One Nationwide Plaza, Columbus, Ohio 43216. All the members of such firm are employed by the Nationwide Mutual Insurance Company.

                                      APPENDIX 1

                                   ILLUSTRATION OF
                                  SURRENDER CHARGES

Example 1: A female non-tobacco, age 45, purchases a Policy with a Specified Amount of $50,000 and a Scheduled Premium of $750. She now wishes to surrender the Policy during the first Policy year. By using the initial surrender charge table reproduced below, (also see "Surrender Charges") the total surrender charge per thousand multiplied by the Specified Amount expressed in thousands equals the total surrender charge of $569.50 ($11.390 x 50=569.50).

Example 2: A male non-tobacco, age 35, purchases a Policy with a Specified Amount of $100,000 and a Scheduled Premium of $1100. He now wants to surrender the Policy in the sixth Policy Year. The total initial surrender charge is calculated using the method illustrated above. (surrender charge per 1000 6.817 x 100=681.70 maximum initial surrender charge). Because the fifth Policy Year has been completed, the maximum initial surrender charge is reduced by multiplying it by the applicable percentage factor from the "Reductions to Surrender Charges" table below. (Also see "Reductions to Surrender Charges"). In this case, $681.70 x 60%=$409.02.

Maximum Surrender Charge per $1,000 of initial Specified Amount for policies which are issued on a standard basis.

                       Initial Specified Amount $50,000-$99,999

--------------------------------------------------------------------------------
        ISSUE          MALE          FEMALE          MALE          FEMALE
         AGE        NON-TOBACCO   NON-TOBACCO      STANDARD       STANDARD
--------------------------------------------------------------------------------
        25           $7.773          $7.518         $8.369        $7.818
--------------------------------------------------------------------------------
        35            8.817           8.396          9.811         8.889
--------------------------------------------------------------------------------
        45           12.185          11.390         13.884        12.164
--------------------------------------------------------------------------------
        55           15.628          13.995         18.410        15.106
--------------------------------------------------------------------------------
        65           22.274          19.043         26.559        20.607
--------------------------------------------------------------------------------

                          Initial Specified Amount $100,000+

--------------------------------------------------------------------------------
        ISSUE          MALE          FEMALE          MALE          FEMALE
         AGE        NON-TOBACCO   NON-TOBACCO      STANDARD       STANDARD
--------------------------------------------------------------------------------
        25           $5.773          $5.518         $6.369        $5.818
--------------------------------------------------------------------------------
        35            6.817           6.396          7.811         6.889
--------------------------------------------------------------------------------
        45            9.685           8.890         11.384         9.664
--------------------------------------------------------------------------------
        55           13.128          11.495         15.910        12.606
--------------------------------------------------------------------------------
        65           21.274          18.043         25.559        19.607
--------------------------------------------------------------------------------

                           Reductions to Surrender Charges.

--------------------------------------------------------------------------------
                   SURRENDER CHARGE                    SURRENDER CHARGE
     COMPLETED     AS A % OF INITIAL    COMPLETED      AS A % OF INITIAL
   POLICY YEARS    SURRENDER CHARGES   POLICY YEARS    SURRENDER CHARGES
--------------------------------------------------------------------------------
        0               100%                5                60%
--------------------------------------------------------------------------------
        1               100%                6                50%
--------------------------------------------------------------------------------
        2                90%                7                40%
--------------------------------------------------------------------------------
        3                80%                8                30%
--------------------------------------------------------------------------------
        4                70%                9+                0%
--------------------------------------------------------------------------------

The current Surrender Charges are the same for all states. However, in Pennsylvania the guaranteed maximum Surrender Charges are spread out over 14 years. The guaranteed maximum Surrender Charge in subsequent years in Pennsylvania is reduced in the following manner:



      COMPLETED     SURRENDER CHARGE     COMPLETED     SURRENDER CHARGE      COMPLETED    SURRENDER CHARGE
       POLICY       AS A % OF INITIAL     POLICY       AS A % OF INITIAL      POLICY      AS A % OF INITIAL
       YEARS        SURRENDER CHARGES     YEARS        SURRENDER CHARGES      YEARS       SURRENDER CHARGES
          0                100%               5                60%                10              20%
          1                100%               6                50%                11              15%
          2                 90%               7                40%                12              10%
          3                 80%               8                30%                13               5%
          4                 70%               9                25%                14+              0%



The illustrations of current values in this prospectus are the same for Pennsylvania. However, the illustrations of guaranteed values in this prospectus do not reflect guaranteed maximum Surrender Charges which are spread out over 14 years. If this contract is issued in Pennsylvania, please contact the Home Office for an illustration.

The Company has no plans to change the current Surrender Charges.

                                      APPENDIX 2

                            ILLUSTRATIONS OF CASH VALUES,
                                CASH SURRENDER VALUES,
                                 AND DEATH BENEFITS

The illustrations in this prospectus have been prepared to help show how values under the Policies change with investment performance. The illustrations illustrate how Cash Values, Cash Surrender Values and death benefits under a Policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. If the hypothetical gross investment rate of return averages 0%, 6% or 12% over a period of years, but fluctuates above or below those averages for individual years, the Cash Values, Cash Surrender Values and death benefits may be different. For hypothetical returns of 0% and 6%, the illustrations also illustrate when the Policies would go into default, at which time additional premium payments would be required to continue the Policy in force. The illustrations also assume there is no Policy Indebtedness, no additional premium payments are made, no Cash Values are allocated to the Fixed Account, and there are no changes in the Specified Amount or death benefit option.

The amounts shown for the Cash Value, Cash Surrender Value and death benefit as of each Policy Anniversary reflect the fact that the net investment return on the assets held in the Sub-Accounts is lower than the gross return. This is due to the deduction of Underlying Mutual Fund investment advisory fees and other expenses which are equivalent to an annual effective rate of 0.65%. This effective rate is based on the average of the fund expenses for the preceding year for all mutual fund options available under the policy as of March 31, 1997.

Taking into account the Underlying Mutual Fund expenses, gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -0.65%, 5.35% and 11.35%.

The illustrations also reflect the fact that the Company makes monthly charges for providing insurance protection, recovering taxes, providing for administrative expenses, and assuming mortality and expense risks. Current values reflect current cost of insurance charges and guaranteed values reflect the maximum cost of insurance charges guaranteed in the Policy. The values shown are for Policies which are issued as standard. Policies issued on a substandard basis would result in lower Cash Values and Death benefits than those illustrated.

The Cash Surrender Values shown in the illustrations reflect the fact that the Company will deduct a Surrender Charge from the Policy's Cash Value for any Policy surrendered in full during the first nine Policy Years.

The illustrations also reflect the fact that no charges for federal or state income taxes are currently made against the Variable Account. If such a charge is made in the future, it will require a higher gross investment return than illustrated in order to produce the net after-tax returns shown in the illustrations.

Upon request, the Company will furnish a comparable illustration based on the proposed Insured's age, sex, smoking classification, rating classification and premium payment requested.

                                DEATH BENEFIT OPTION 1
                    $750 ANNUAL PREMIUM:  $50,000 SPECIFIED AMOUNT
                              MALE: NON-TOBACCO: AGE 45

                                    CURRENT VALUES

                                0% HYPOTHETICAL                6% HYPOTHETICAL                12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN

          PREMIUMS
          PAID PLUS                 CASH                                CASH                              CASH
POLICY    INTEREST      CASH        SURR        DEATH       CASH        SURR        DEATH     CASH        SURR       DEATH
 YEAR       AT 5%       VALUE       VALUE      BENEFIT      VALUE       VALUE      BENEFIT    VALUE       VALUE     BENEFIT

    1       788          407          0        50,000        440         0         50,000      472          0       50,000
    2      1,614         857         283       50,000        949        376        50,000     1,046        472      50,000
    3      2,483        1,288        772       50,000       1,470       953        50,000     1,667       1,151     50,000
    4      3,394        1,702       1,243      50,000       2,003      1,544       50,000     2,343       1,884     50,000
    5      4,351        2,102       1,700      50,000       2,552      2,150       50,000     3,082       2,681     50,000
    6      5,357        2,486       2,142      50,000       3,118      2,774       50,000     3,891       3,547     50,000
    7      6,412        2,856       2,569      50,000       3,701      3,414       50,000     4,778       4,492     50,000
    8      7,520        3,211       2,981      50,000       4,301      4,071       50,000     5,752       5,522     50,000
    9      8,683        3,549       3,377      50,000       4,919      4,747       50,000     6,821       6,649     50,000
   10      9,905        3,871       3,871      50,000       5,557      5,557       50,000     7,996       7,996     50,000
   11      11,188       4,177       4,177      50,000       6,213      6,213       50,000     9,290       9,290     50,000
   12      12,535       4,466       4,466      50,000       6,890      6,890       50,000     10,717      10,717    50,000
   13      13,949       4,736       4,736      50,000       7,588      7,588       50,000     12,290      12,290    50,000
   14      15,434       4,989       4,989      50,000       8,307      8,307       50,000     14,028      14,028    50,000
   15      16,993       5,223       5,223      50,000       9,049      9,049       50,000     15,950      15,950    50,000
   16      18,630       5,437       5,437      50,000       9,814      9,814       50,000     18,078      18,078    50,000
   17      20,349       5,603       5,603      50,000       10,579     10,579      50,000     20,417      20,417    50,000
   18      22,154       5,718       5,718      50,000       11,339     11,339      50,000     22,993      22,993    50,000
   19      24,049       5,782       5,782      50,000       12,100     12,100      50,000     25,841      25,841    50,000
   20      26,039       5,800       5,800      50,000       12,864     12,864      50,000     29,011      29,011    50,000
   21      28,129       5,757       5,757      50,000       13,623     13,623      50,000     32,544      32,544    50,000
   22      30,323       5,647       5,647      50,000       14,372     14,372      50,000     36,494      36,494    50,000
   23      32,626       5,460       5,460      50,000       15,105     15,105      50,000     40,924      40,924    50,000
   24      35,045       5,187       5,187      50,000       15,819     15,819      50,000     45,887      45,887    53,688
   25      37,585       4,818       4,818      50,000       16,508     16,508      50,000     51,374      51,374    59,594
   26      40,252       4,341       4,341      50,000       17,165     17,165      50,000     57,432      57,432    66,047
   27      43,052       3,744       3,744      50,000       17,786     17,786      50,000     64,139      64,139    72,477
   28      45,992       3,012       3,012      50,000       18,363     18,363      50,000     71,571      71,571    79,444
   29      49,079       2,125       2,125      50,000       18,888     18,888      50,000     79,814      79,814    86,997
   30      52,321       1,059       1,059      50,000       19,348     19,348      50,000     88,969      88,969    95,197


(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $5 THEREAFTER. CURRENT VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS UP TO THE TARGET PREMIUM AND 4% ON PREMIUMS IN EXCESS OF TARGET FOR
     ANY SINGLE POLICY YEAR.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                DEATH BENEFIT OPTION 1
                    $750 ANNUAL PREMIUM:  $50,000 SPECIFIED AMOUNT
                              MALE: NON-TOBACCO: AGE 45

                                  GUARANTEED VALUES

                                0% HYPOTHETICAL                6% HYPOTHETICAL                12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN

          PREMIUMS
          PAID PLUS                 CASH                               CASH                               CASH
POLICY    INTEREST      CASH        SURR        DEATH       CASH       SURR        DEATH      CASH        SURR       DEATH
 YEAR       AT 5%       VALUE       VALUE      BENEFIT      VALUE      VALUE      BENEFIT     VALUE       VALUE     BENEFIT

    1      1,575         356          0        50,000        387          0        50,000      418          0       50,000
    2      3,229         721         147       50,000        806         232       50,000      895         321      50,000
    3      4,965        1,064        548       50,000       1,228        711       50,000     1,406        889      50,000
    4      6,788        1,385        926       50,000       1,650       1,191      50,000     1,951       1,492     50,000
    5      8,703        1,680       1,278      50,000       2,071       1,669      50,000     2,534       2,133     50,000
    6      10,713       1,948       1,604      50,000       2,489       2,145      50,000     3,157       2,813     50,000
    7      12,824       2,185       1,898      50,000       2,899       2,613      50,000     3,820       3,533     50,000
    8      15,040       2,388       2,159      50,000       3,299       3,069      50,000     4,525       4,296     50,000
    9      17,367       2,552       2,380      50,000       3,681       3,509      50,000     5,272       5,100     50,000
   10      19,810       2,672       2,672      50,000       4,042       4,042      50,000     6,064       6,064     50,000
   11      22,376       2,745       2,745      50,000       4,377       4,377      50,000     6,902       6,902     50,000
   12      25,069       2,766       2,766      50,000       4,680       4,680      50,000     7,789       7,789     50,000
   13      27,898       2,732       2,732      50,000       4,947       4,947      50,000     8,730       8,730     50,000
   14      30,868       2,637       2,637      50,000       5,170       5,170      50,000     9,730       9,730     50,000
   15      33,986       2,473       2,473      50,000       5,339       5,339      50,000     10,789      10,789    50,000
   16      37,261       2,231       2,231      50,000       5,445       5,445      50,000     11,913      11,913    50,000
   17      40,699       1,901       1,901      50,000       5,474       5,474      50,000     13,106      13,106    50,000
   18      44,309       1,468       1,468      50,000       5,409       5,409      50,000     14,370      14,370    50,000
   19      48,099        915         915       50,000       5,230       5,230      50,000     15,710      15,710    50,000
   20      52,079        224         224       50,000       4,915       4,915      50,000     17,133      17,133    50,000
   21      56,258        (*)         (*)         (*)        4,440       4,440      50,000     18,649      18,649    50,000
   22      60,646        (*)         (*)         (*)        3,779       3,779      50,000     20,274      20,274    50,000
   23      65,253        (*)         (*)         (*)        2,899       2,899      50,000     22,026      22,026    50,000
   24      70,091        (*)         (*)         (*)        1,762       1,762      50,000     23,928      23,928    50,000
   25      75,170        (*)         (*)         (*)         314         314       50,000     26,007      26,007    50,000
   26      80,504        (*)         (*)         (*)         (*)         (*)         (*)      28,301      28,301    50,000
   27      86,104        (*)         (*)         (*)         (*)         (*)         (*)      30,855      30,855    50,000
   28      91,984        (*)         (*)         (*)         (*)         (*)         (*)      33,726      33,726    50,000
   29      98,158        (*)         (*)         (*)         (*)         (*)         (*)      36,995      36,995    50,000
   30      104,641       (*)         (*)         (*)         (*)         (*)         (*)      40,779      40,779    50,000


(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $7.50 THEREAFTER. GUARANTEED VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                DEATH BENEFIT OPTION 2
                    $750 ANNUAL PREMIUM:  $50,000 SPECIFIED AMOUNT
                              MALE: NON-TOBACCO: AGE 45

                                    CURRENT VALUES


                                0% HYPOTHETICAL                6% HYPOTHETICAL                12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN

          PREMIUMS
          PAID PLUS                 CASH                              CASH                              CASH
POLICY    INTEREST      CASH        SURR       DEATH      CASH        SURR        DEATH     CASH        SURR       DEATH
 YEAR       AT 5%       VALUE       VALUE     BENEFIT     VALUE       VALUE      BENEFIT    VALUE       VALUE     BENEFIT

    1        788         405          0       50,405        438         0        50,438      470         0        50,470
    2       1,614        851         278      50,851        943        369       50,943     1,039        465      51,039
    3       2,483       1,277        760      51,277       1,457       940       51,457     1,652       1,136     51,652
    4       3,394       1,683       1,224     51,683       1,980      1,521      51,980     2,316       1,857     52,316
    5       4,351       2,073       1,671     52,073       2,516      2,114      52,516     3,037       2,636     53,037
    6       5,357       2,445       2,101     52,445       3,064      2,720      53,064     3,823       3,478     53,823
    7       6,412       2,800       2,513     52,800       3,625      3,338      53,625     4,677       4,390     54,677
    8       7,520       3,137       2,908     53,137       4,198      3,968      54,198     5,608       5,379     55,608
    9       8,683       3,456       3,284     53,456       4,783      4,611      54,783     6,623       6,451     56,623
   10       9,905       3,755       3,755     53,755       5,380      5,380      55,380     7,729       7,729     57,729
   11       11,188      4,035       4,035     54,035       5,988      5,988      55,988     8,936       8,936     58,936
   12       12,535      4,295       4,295     54,295       6,608      6,608      56,608     10,253      10,253    60,253
   13       13,949      4,534       4,534     54,534       7,238      7,238      57,238     11,690      11,690    61,690
   14       15,434      4,751       4,751     54,751       7,879      7,879      57,879     13,261      13,261    63,261
   15       16,993      4,945       4,945     54,945       8,530      8,530      58,530     14,977      14,977    64,977
   16       18,630      5,117       5,117     55,117       9,189      9,189      59,189     16,854      16,854    66,854
   17       20,349      5,234       5,234     55,234       9,825      9,825      59,825     18,873      18,873    68,873
   18       22,154      5,291       5,291     55,291       10,431     10,431     60,431     21,045      21,045    71,045
   19       24,049      5,290       5,290     55,290       11,006     11,006     61,006     23,386      23,386    73,386
   20       26,039      5,237       5,237     55,237       11,554     11,554     61,554     25,922      25,922    75,922
   21       28,129      5,116       5,116     55,116       12,057     12,057     62,057     28,660      28,660    78,660
   22       30,323      4,920       4,920     54,920       12,505     12,505     62,505     31,617      31,617    81,617
   23       32,626      4,641       4,641     54,641       12,885     12,885     62,885     34,806      34,806    84,806
   24       35,045      4,270       4,270     54,270       13,185     13,185     63,185     38,242      38,242    88,242
   25       37,585      3,799       3,799     53,799       13,390     13,390     63,390     41,943      41,943    91,943
   26       40,252      3,218       3,218     53,218       13,487     13,487     63,487     45,926      45,926    95,926
   27       43,052      2,520       2,520     52,520       13,459     13,459     63,459     50,212      50,212    100,212
   28       45,992      1,694       1,694     51,694       13,289     13,289     63,289     54,823      54,823    104,823
   29       49,079       729         729      50,729       12,957     12,957     62,957     59,779      59,779    109,779
   30       52,321       (*)         (*)        (*)        12,438     12,438     62,438     65,100      65,100    115,100


(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $5 THEREAFTER. CURRENT VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS UP TO THE TARGET PREMIUM AND 4% ON PREMIUMS IN EXCESS OF TARGET FOR ANY SINGLE POLICY YEAR.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                DEATH BENEFIT OPTION 2
                    $750 ANNUAL PREMIUM:  $50,000 SPECIFIED AMOUNT
                              MALE: NON-TOBACCO: AGE 45

                                  GUARANTEED VALUES

                                0% HYPOTHETICAL                6% HYPOTHETICAL                12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN

          PREMIUMS
          PAID PLUS                 CASH                                CASH                            CASH
POLICY    INTEREST      CASH        SURR        DEATH       CASH        SURR       DEATH     CASH       SURR         DEATH
 YEAR       AT 5%       VALUE       VALUE      BENEFIT      VALUE       VALUE     BENEFIT    VALUE      VALUE       BENEFIT

    1        788         353          0        50,353        384          0       50,384      415          0        50,415
    2       1,614        714         141       50,714        799         225      50,799      887         313       50,887
    3       2,483       1,051        535       51,051       1,212        696      51,212     1,388        872       51,388
    4       3,394       1,363        904       51,363       1,623       1,164     51,623     1,920       1,461      51,920
    5       4,351       1,647       1,245      51,647       2,029       1,628     52,029     2,483       2,081      52,483
    6       5,357       1,901       1,556      51,901       2,427       2,083     52,427     3,077       2,733      53,077
    7       6,412       2,121       1,834      52,121       2,812       2,525     52,812     3,702       3,415      53,702
    8       7,520       2,304       2,074      52,304       3,179       2,949     53,179     4,357       4,127      54,357
    9       8,683       2,443       2,271      52,443       3,521       3,349     53,521     5,037       4,865      55,037
   10       9,905       2,536       2,536      52,536       3,832       3,832     53,832     5,742       5,742      55,742
   11       11,188      2,578       2,578      52,578       4,107       4,107     54,107     6,468       6,468      56,468
   12       12,535      2,564       2,564      52,564       4,338       4,338     54,338     7,213       7,213      57,213
   13       13,949      2,492       2,492      52,492       4,519       4,519     54,519     7,975       7,975      57,975
   14       15,434      2,357       2,357      52,357       4,642       4,642     54,642     8,750       8,750      58,750
   15       16,993      2,150       2,150      52,150       4,696       4,696     54,696     9,529       9,529      59,529
   16       18,630      1,865       1,865      51,865       4,669       4,669     54,669     10,304      10,304     60,304
   17       20,349      1,493       1,493      51,493       4,547       4,547     54,547     11,065      11,065     61,065
   18       22,154      1,020       1,020      51,020       4,311       4,311     54,311     11,796      11,796     61,796
   19       24,049       435         435       50,435       3,941       3,941     53,941     12,478      12,478     62,478
   20       26,039       (*)         (*)         (*)        3,418       3,418     53,418     13,092      13,092     63,092
   21       28,129       (*)         (*)         (*)        2,720       2,720     52,720     13,616      13,616     63,616
   22       30,323       (*)         (*)         (*)        1,827       1,827     51,827     14,028      14,028     64,028
   23       32,626       (*)         (*)         (*)         717         717      50,717     14,304      14,304     64,304
   24       35,045       (*)         (*)         (*)         (*)         (*)       (*)       14,413      14,413     64,413
   25       37,585       (*)         (*)         (*)         (*)         (*)       (*)       14,316      14,316     64,316
   26       40,252       (*)         (*)         (*)         (*)         (*)       (*)       13,960      13,960     63,960
   27       43,052       (*)         (*)         (*)         (*)         (*)       (*)       13,282      13,282     63,282
   28       45,992       (*)         (*)         (*)         (*)         (*)       (*)       12,201      12,201     62,201
   29       49,079       (*)         (*)         (*)         (*)         (*)       (*)       10,631      10,631     60,631
   30       52,321       (*)         (*)         (*)         (*)         (*)       (*)       8,477       8,477      58,477



(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $7.50 THEREAFTER. GUARANTEED VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                DEATH BENEFIT OPTION 1
                   $1,200 ANNUAL PREMIUM:  $50,000 SPECIFIED AMOUNT
                              MALE: NON-TOBACCO: AGE 55

                                    CURRENT VALUES


                                0% HYPOTHETICAL                6% HYPOTHETICAL                12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN

          PREMIUMS
          PAID PLUS                  CASH                              CASH                              CASH
POLICY    INTEREST       CASH        SURR       DEATH       CASH       SURR        DEATH     CASH        SURR        DEATH
 YEAR       AT 5%        VALUE       VALUE     BENEFIT      VALUE      VALUE      BENEFIT    VALUE       VALUE      BENEFIT

    1       1,575         592          0       50,000        642         0        50,000      693          0        50,000
    2       3,229        1,200        507      50,000       1,340       647       50,000     1,486        793       50,000
    3       4,965        1,784       1,160     50,000       2,054      1,430      50,000     2,347       1,724      50,000
    4       6,788        2,358       1,804     50,000       2,800      2,245      50,000     3,301       2,747      50,000
    5       8,703        2,923       2,438     50,000       3,580      3,095      50,000     4,358       3,873      50,000
    6       10,713       3,478       3,062     50,000       4,397      3,981      50,000     5,530       5,114      50,000
    7       12,824       4,023       3,676     50,000       5,253      4,906      50,000     6,831       6,485      50,000
    8       15,040       4,559       4,282     50,000       6,150      5,873      50,000     8,278       8,000      50,000
    9       17,367       5,085       4,878     50,000       7,090      6,882      50,000     9,886       9,678      50,000
   10       19,810       5,603       5,603     50,000       8,077      8,077      50,000     11,677      11,677     50,000
   11       22,376       6,111       6,111     50,000       9,113      9,113      50,000     13,671      13,671     50,000
   12       25,069       6,523       6,523     50,000       10,120     10,120     50,000     15,821      15,821     50,000
   13       27,898       6,852       6,852     50,000       11,109     11,109     50,000     18,162      18,162     50,000
   14       30,868       7,108       7,108     50,000       12,092     12,092     50,000     20,736      20,736     50,000
   15       33,986       7,283       7,283     50,000       13,065     13,065     50,000     23,574      23,574     50,000
   16       37,261       7,328       7,328     50,000       13,987     13,987     50,000     26,694      26,694     50,000
   17       40,699       7,242       7,242     50,000       14,861     14,861     50,000     30,163      30,163     50,000
   18       44,309       7,009       7,009     50,000       15,678     15,678     50,000     34,044      34,044     50,000
   19       48,099       6,626       6,626     50,000       16,439     16,439     50,000     38,425      38,425     50,000
   20       52,079       6,096       6,096     50,000       17,152     17,152     50,000     43,412      43,412     50,000
   21       56,258       5,386       5,386     50,000       17,799     17,799     50,000     49,122      49,122     51,578
   22       60,646       4,467       4,467     50,000       18,365     18,365     50,000     55,487      55,487     58,261
   23       65,253       3,303       3,303     50,000       18,831     18,831     50,000     62,518      62,518     65,644
   24       70,091       1,850       1,850     50,000       19,178     19,178     50,000     70,282      70,282     73,796
   25       75,170        56           56      50,000       19,379     19,379     50,000     78,850      78,850     82,792
   26       80,504        (*)         (*)        (*)        19,415     19,415     50,000     88,302      88,302     92,717
   27       86,104        (*)         (*)        (*)        19,251     19,251     50,000     98,722      98,722     103,658
   28       91,984        (*)         (*)        (*)        18,846     18,846     50,000     110,204     110,204    115,714
   29       98,158        (*)         (*)        (*)        18,142     18,142     50,000     122,847     122,847    128,989
   30       104,641       (*)         (*)        (*)        17,059     17,059     50,000     136,757     136,757    143,594


(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $5 THEREAFTER. CURRENT VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS UP TO THE TARGET PREMIUM AND 4% ON PREMIUMS IN EXCESS OF TARGET FOR ANY SINGLE POLICY YEAR.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                DEATH BENEFIT OPTION 1
                   $1,200 ANNUAL PREMIUM:  $50,000 SPECIFIED AMOUNT
                              MALE: NON-TOBACCO: AGE 55

                                  GUARANTEED VALUES


                                0% HYPOTHETICAL                6% HYPOTHETICAL                12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN

           PREMIUMS
          PAID PLUS                 CASH                               CASH                                CASH
POLICY    INTEREST      CASH        SURR        DEATH      CASH        SURR       DEATH        CASH        SURR       DEATH
 YEAR       AT 5%       VALUE       VALUE      BENEFIT     VALUE       VALUE     BENEFIT       VALUE       VALUE     BENEFIT

    1       1,575        470          0        50,000       516          0        50,000        563          0       50,000
    2       3,229        915         222       50,000      1,038        345       50,000       1,167        474      50,000
    3       4,965       1,303        680       50,000      1,533        909       50,000       1,784       1,160     50,000
    4       6,788       1,630       1,075      50,000      1,993       1,439      50,000       2,410       1,856     50,000
    5       8,703       1,887       1,402      50,000      2,411       1,926      50,000       3,039       2,554     50,000
    6       10,713      2,067       1,651      50,000      2,776       2,360      50,000       3,666       3,250     50,000
    7       12,824      2,162       1,815      50,000      3,078       2,731      50,000       4,284       3,937     50,000
    8       15,040      2,157       1,880      50,000      3,299       3,021      50,000       4,879       4,602     50,000
    9       17,367      2,040       1,832      50,000      3,421       3,213      50,000       5,439       5,231     50,000
   10       19,810      1,794       1,794      50,000      3,425       3,425      50,000       5,949       5,949     50,000
   11       22,376      1,404       1,404      50,000      3,290       3,290      50,000       6,393       6,393     50,000
   12       25,069       853         853       50,000      2,993       2,993      50,000       6,753       6,753     50,000
   13       27,898       124         124       50,000      2,505       2,505      50,000       7,009       7,009     50,000
   14       30,868       (*)         (*)         (*)       1,793       1,793      50,000       7,134       7,134     50,000
   15       33,986       (*)         (*)         (*)        811         811       50,000       7,089       7,089     50,000
   16       37,261       (*)         (*)         (*)        (*)         (*)         (*)        6,823       6,823     50,000
   17       40,699       (*)         (*)         (*)        (*)         (*)         (*)        6,265       6,265     50,000
   18       44,309       (*)         (*)         (*)        (*)         (*)         (*)        5,319       5,319     50,000
   19       48,099       (*)         (*)         (*)        (*)         (*)         (*)        3,863       3,863     50,000
   20       52,079       (*)         (*)         (*)        (*)         (*)         (*)        1,742       1,742     50,000
   21       56,258       (*)         (*)         (*)        (*)         (*)         (*)         (*)         (*)        (*)
   22       60,646       (*)         (*)         (*)        (*)         (*)         (*)         (*)         (*)        (*)
   23       65,253       (*)         (*)         (*)        (*)         (*)         (*)         (*)         (*)        (*)
   24       70,091       (*)         (*)         (*)        (*)         (*)         (*)         (*)         (*)        (*)
   25       75,170       (*)         (*)         (*)        (*)         (*)         (*)         (*)         (*)        (*)
   26       80,504       (*)         (*)         (*)        (*)         (*)         (*)         (*)         (*)        (*)
   27       86,104       (*)         (*)         (*)        (*)         (*)         (*)         (*)         (*)        (*)
   28       91,984       (*)         (*)         (*)        (*)         (*)         (*)         (*)         (*)        (*)
   29       98,158       (*)         (*)         (*)        (*)         (*)         (*)         (*)         (*)        (*)
   30       104,641      (*)         (*)         (*)        (*)         (*)         (*)         (*)         (*)        (*)


(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $7.50 THEREAFTER. GUARANTEED VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                DEATH BENEFIT OPTION 2
                   $1,200 ANNUAL PREMIUM:  $50,000 SPECIFIED AMOUNT
                              MALE: NON-TOBACCO: AGE 55

                                    CURRENT VALUES


                                0% HYPOTHETICAL                6% HYPOTHETICAL                12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN

           PREMIUMS
          PAID PLUS                CASH                               CASH                               CASH
POLICY    INTEREST     CASH        SURR       DEATH       CASH        SURR        DEATH     CASH         SURR        DEATH
 YEAR       AT 5%      VALUE       VALUE     BENEFIT      VALUE       VALUE      BENEFIT    VALUE        VALUE      BENEFIT

    1      1,575        585          0       50,585        635          0         50,635      685          0        50,685
    2      3,229       1,180        487      51,180       1,317        624        51,317     1,461        768       51,461
    3      4,965       1,744       1,121     51,744       2,008       1,384       52,008     2,294       1,671      52,294
    4      6,788       2,293       1,739     52,293       2,722       2,167       52,722     3,208       2,653      53,208
    5      8,703       2,827       2,342     52,827       3,460       2,975       53,460     4,208       3,723      54,208
    6      10,713      3,345       2,929     53,345       4,224       3,809       54,224     5,306       4,890      55,306
    7      12,824      3,848       3,501     53,848       5,015       4,669       55,015     6,511       6,164      56,511
    8      15,040      4,335       4,058     54,335       5,834       5,556       55,834     7,834       7,557      57,834
    9      17,367      4,807       4,600     54,807       6,681       6,473       56,681     9,287       9,079      59,287
   10      19,810      5,264       5,264     55,264       7,558       7,558       57,558     10,885      10,885     60,885
   11      22,376      5,706       5,706     55,706       8,466       8,466       58,466     12,642      12,642     62,642
   12      25,069      6,033       6,033     56,033       9,305       9,305       59,305     14,470      14,470     64,470
   13      27,898      6,259       6,259     56,259       10,082      10,082      60,082     16,387      16,387     66,387
   14      30,868      6,394       6,394     56,394       10,805      10,805      60,805     18,416      18,416     68,416
   15      33,986      6,432       6,432     56,432       11,464      11,464      61,464     20,558      20,558     70,558
   16      37,261      6,314       6,314     56,314       11,993      11,993      61,993     22,762      22,762     72,762
   17      40,699      6,045       6,045     56,045       12,389      12,389      62,389     25,036      25,036     75,036
   18      44,309      5,607       5,607     55,607       12,626      12,626      62,626     27,376      27,376     77,376
   19      48,099      5,006       5,006     55,006       12,700      12,700      62,700     29,790      29,790     79,790
   20      52,079      4,251       4,251     54,251       12,611      12,611      62,611     32,299      32,299     82,299
   21      56,258      3,318       3,318     53,318       12,324      12,324      62,324     34,881      34,881     84,881
   22      60,646      2,186       2,186     52,186       11,807      11,807      61,807     37,522      37,522     87,522
   23      65,253       834         834      50,834       11,024      11,024      61,024     40,203      40,203     90,203
   24      70,091       (*)         (*)        (*)        9,937       9,937       59,937     42,901      42,901     92,901
   25      75,170       (*)         (*)        (*)        8,506       8,506       58,506     45,593      45,593     95,593
   26      80,504       (*)         (*)        (*)        6,703       6,703       56,703     48,264      48,264     98,264
   27      86,104       (*)         (*)        (*)        4,487       4,487       54,487     50,888      50,888     100,888
   28      91,984       (*)         (*)        (*)        1,816       1,816       51,816     53,437      53,437     103,437
   29      98,158       (*)         (*)        (*)         (*)         (*)          (*)      55,867      55,867     105,867
   30      104,641      (*)         (*)        (*)         (*)         (*)          (*)      58,124      58,124     108,124


(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $5 THEREAFTER. CURRENT VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS UP TO THE TARGET PREMIUM AND 4% ON PREMIUMS IN EXCESS OF TARGET FOR ANY SINGLE POLICY YEAR.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                DEATH BENEFIT OPTION 2
                   $1,200 ANNUAL PREMIUM:  $50,000 SPECIFIED AMOUNT
                              MALE: NON-TOBACCO: AGE 55

                                  GUARANTEED VALUES


                                0% HYPOTHETICAL                6% HYPOTHETICAL                12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN

          PREMIUMS
          PAID PLUS                 CASH                              CASH                               CASH
POLICY    INTEREST      CASH        SURR       DEATH      CASH        SURR        DEATH       CASH       SURR       DEATH
 YEAR       AT 5%       VALUE       VALUE     BENEFIT     VALUE       VALUE      BENEFIT      VALUE      VALUE     BENEFIT

    1      1,575         461          0       50,461       507          0        50,507        553         0       50,553
    2      3,229         891         198      50,891      1,012        319       51,012       1,138       445      51,138
    3      4,965        1,258        634      51,258      1,480        856       51,480       1,724      1,100     51,724
    4      6,788        1,556       1,001     51,556      1,904       1,349      51,904       2,302      1,748     52,302
    5      8,703        1,777       1,292     51,777      2,272       1,787      52,272       2,865      2,380     52,865
    6      10,713       1,914       1,498     51,914      2,574       2,158      52,574       3,401      2,985     53,401
    7      12,824       1,959       1,612     51,959      2,796       2,450      52,796       3,898      3,551     53,898
    8      15,040       1,898       1,621     51,898      2,921       2,644      52,921       4,335      4,058     54,335
    9      17,367       1,720       1,512     51,720      2,929       2,721      52,929       4,694      4,486     54,694
   10      19,810       1,412       1,412     51,412      2,801       2,801      52,801       4,949      4,949     54,949
   11      22,376        962         962      50,962      2,517       2,517      52,517       5,077      5,077     55,077
   12      25,069        360         360      50,360      2,058       2,058      52,058       5,051      5,051     55,051
   13      27,898        (*)         (*)        (*)       1,402       1,402      51,402       4,842      4,842     54,842
   14      30,868        (*)         (*)        (*)        524         524       50,524       4,415      4,415     54,415
   15      33,986        (*)         (*)        (*)        (*)         (*)        (*)         3,725      3,725     53,725
   16      37,261        (*)         (*)        (*)        (*)         (*)        (*)         2,713      2,713     52,713
   17      40,699        (*)         (*)        (*)        (*)         (*)        (*)         1,308      1,308     51,308
   18      44,309        (*)         (*)        (*)        (*)         (*)        (*)          (*)        (*)        (*)
   19      48,099        (*)         (*)        (*)        (*)         (*)        (*)          (*)        (*)        (*)
   20      52,079        (*)         (*)        (*)        (*)         (*)        (*)          (*)        (*)        (*)
   21      56,258        (*)         (*)        (*)        (*)         (*)        (*)          (*)        (*)        (*)
   22      60,646        (*)         (*)        (*)        (*)         (*)        (*)          (*)        (*)        (*)
   23      65,253        (*)         (*)        (*)        (*)         (*)        (*)          (*)        (*)        (*)
   24      70,091        (*)         (*)        (*)        (*)         (*)        (*)          (*)        (*)        (*)
   25      75,170        (*)         (*)        (*)        (*)         (*)        (*)          (*)        (*)        (*)
   26      80,504        (*)         (*)        (*)        (*)         (*)        (*)          (*)        (*)        (*)
   27      86,104        (*)         (*)        (*)        (*)         (*)        (*)          (*)        (*)        (*)
   28      91,984        (*)         (*)        (*)        (*)         (*)        (*)          (*)        (*)        (*)
   29      98,158        (*)         (*)        (*)        (*)         (*)        (*)          (*)        (*)        (*)
   30      104,641       (*)         (*)        (*)        (*)         (*)        (*)          (*)        (*)        (*)


(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $7.50 THEREAFTER. GUARANTEED VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                DEATH BENEFIT OPTION 1
                  $1,500 ANNUAL PREMIUM:  $100,000 SPECIFIED AMOUNT
                              MALE: NON-TOBACCO: AGE 45

                                    CURRENT VALUES


                                0% HYPOTHETICAL                6% HYPOTHETICAL                12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN

           PREMIUMS
          PAID PLUS                CASH                              CASH                              CASH
POLICY    INTEREST     CASH        SURR        DEATH      CASH       SURR        DEATH      CASH       SURR         DEATH
 YEAR       AT 5%      VALUE       VALUE      BENEFIT     VALUE      VALUE      BENEFIT     VALUE      VALUE        BENEFIT

    1      1,575        934         37        100,000     1,003       106       100,000     1,072        175        100,000
    2      3,229       1,904       1,006      100,000     2,102      1,205      100,000     2,309       1,412       100,000
    3      4,965       2,848       2,040      100,000     3,239      2,431      100,000     3,664       2,856       100,000
    4      6,788       3,766       3,048      100,000     4,416      3,698      100,000     5,150       4,432       100,000
    5      8,703       4,658       4,030      100,000     5,634      5,006      100,000     6,781       6,153       100,000
    6      10,713      5,524       4,986      100,000     6,896      6,357      100,000     8,574       8,035       100,000
    7      12,824      6,364       5,915      100,000     8,202      7,754      100,000     10,545      10,096      100,000
    8      15,040      7,176       6,817      100,000     9,556      9,197      100,000     12,715      12,356      100,000
    9      17,367      7,961       7,692      100,000     10,958     10,689     100,000     15,105      14,836      100,000
   10      19,810      8,718       8,718      100,000     12,412     12,412     100,000     17,742      17,742      100,000
   11      22,376      9,447       9,447      100,000     13,919     13,919     100,000     20,652      20,652      100,000
   12      25,069      10,147      10,147     100,000     15,482     15,482     100,000     23,866      23,866      100,000
   13      27,898      10,817      10,817     100,000     17,104     17,104     100,000     27,424      27,424      100,000
   14      30,868      11,457      11,457     100,000     18,788     18,788     100,000     31,374      31,374      100,000
   15      33,986      12,026      12,026     100,000     20,499     20,499     100,000     35,731      35,731      100,000
   16      37,261      12,508      12,508     100,000     22,224     22,224     100,000     40,535      40,535      100,000
   17      40,699      12,895      12,895     100,000     23,962     23,962     100,000     45,845      45,845      100,000
   18      44,309      13,180      13,180     100,000     25,709     25,709     100,000     51,726      51,726      100,000
   19      48,099      13,367      13,367     100,000     27,477     27,477     100,000     58,265      58,265      100,000
   20      52,079      13,474      13,474     100,000     29,288     29,288     100,000     65,566      65,566      100,000
   21      56,258      13,455      13,455     100,000     31,108     31,108     100,000     73,721      73,721      100,000
   22      60,646      13,309      13,309     100,000     32,942     32,942     100,000     82,861      82,861      100,000
   23      65,253      13,019      13,019     100,000     34,785     34,785     100,000     93,064      93,064      109,815
   24      70,091      12,570      12,570     100,000     36,633     36,633     100,000     104,335     104,335     122,072
   25      75,170      11,941      11,941     100,000     38,481     38,481     100,000     116,784     116,784     135,469
   26      80,504      11,112      11,112     100,000     40,325     40,325     100,000     130,533     130,533     150,113
   27      86,104      10,063      10,063     100,000     42,162     42,162     100,000     145,756     145,756     164,704
   28      91,984      8,765       8,765      100,000     43,990     43,990     100,000     162,626     162,626     180,514
   29      98,158      7,187       7,187      100,000     45,802     45,802     100,000     181,339     181,339     197,660
   30      104,641     5,284       5,284      100,000     47,593     47,593     100,000     202,124     202,124     216,273


(1)  POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $5 THEREAFTER. CURRENT VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS UP TO THE TARGET PREMIUM AND 4% ON PREMIUMS IN EXCESS OF TARGET FOR ANY SINGLE POLICY YEAR.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                DEATH BENEFIT OPTION 1
                  $1,500 ANNUAL PREMIUM:  $100,000 SPECIFIED AMOUNT
                              MALE: NON-TOBACCO: AGE 45

                                  GUARANTEED VALUES


                                0% HYPOTHETICAL                6% HYPOTHETICAL                12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN

           PREMIUMS
          PAID PLUS                CASH                              CASH                                CASH
POLICY    INTEREST     CASH        SURR        DEATH      CASH       SURR         DEATH      CASH        SURR        DEATH
 YEAR       AT 5%      VALUE       VALUE      BENEFIT     VALUE      VALUE       BENEFIT     VALUE       VALUE      BENEFIT

    1      1,575        934         36        100,000     1,003       105        100,000     1,072        174       100,000
    2      3,229       1,862        964       100,000     2,059      1,161       100,000     2,265       1,367      100,000
    3      4,965       2,753       1,945      100,000     3,139      2,331       100,000     3,558       2,750      100,000
    4      6,788       3,605       2,887      100,000     4,241      3,523       100,000     4,961       4,243      100,000
    5      8,703       4,415       3,787      100,000     5,365      4,737       100,000     6,484       5,856      100,000
    6      10,713      5,181       4,642      100,000     6,508      5,970       100,000     8,137       7,598      100,000
    7      12,824      5,897       5,448      100,000     7,666      7,217       100,000     9,929       9,480      100,000
    8      15,040      6,557       6,198      100,000     8,834      8,475       100,000     11,871      11,512     100,000
    9      17,367      7,156       6,887      100,000     10,007     9,737       100,000     13,976      13,707     100,000
   10      19,810      7,688       7,688      100,000     11,179     11,179      100,000     16,258      16,258     100,000
   11      22,376      8,147       8,147      100,000     12,346     12,346      100,000     18,734      18,734     100,000
   12      25,069      8,527       8,527      100,000     13,503     13,503      100,000     21,424      21,424     100,000
   13      27,898      8,825       8,825      100,000     14,645     14,645      100,000     24,353      24,353     100,000
   14      30,868      9,032       9,032      100,000     15,767     15,767      100,000     27,554      27,554     100,000
   15      33,986      9,137       9,137      100,000     16,859     16,859      100,000     31,059      31,059     100,000
   16      37,261      9,129       9,129      100,000     17,909     17,909      100,000     34,907      34,907     100,000
   17      40,699      8,996       8,996      100,000     18,907     18,907      100,000     39,141      39,141     100,000
   18      44,309      8,716       8,716      100,000     19,834     19,834      100,000     43,808      43,808     100,000
   19      48,099      8,269       8,269      100,000     20,671     20,671      100,000     48,967      48,967     100,000
   20      52,079      7,633       7,633      100,000     21,399     21,399      100,000     54,693      54,693     100,000
   21      56,258      6,786       6,786      100,000     21,997     21,997      100,000     61,075      61,075     100,000
   22      60,646      5,705       5,705      100,000     22,444     22,444      100,000     68,226      68,226     100,000
   23      65,253      4,364       4,364      100,000     22,716     22,716      100,000     76,282      76,282     100,000
   24      70,091      2,729       2,729      100,000     22,784     22,784      100,000     85,412      85,412     100,000
   25      75,170       757         757       100,000     22,607     22,607      100,000     95,635      95,635     110,936
   26      80,504       (*)         (*)         (*)       22,129     22,129      100,000     106,895     106,895    122,929
   27      86,104       (*)         (*)         (*)       21,278     21,278      100,000     119,342     119,342    134,857
   28      91,984       (*)         (*)         (*)       19,961     19,961      100,000     133,119     133,119    147,762
   29      98,158       (*)         (*)         (*)       18,065     18,065      100,000     148,390     148,390    161,745
   30      104,641      (*)         (*)         (*)       15,459     15,459      100,000     165,355     165,355    176,930


(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $7.50 THEREAFTER. GUARANTEED VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                DEATH BENEFIT OPTION 2
                  $1,500 ANNUAL PREMIUM:  $100,000 SPECIFIED AMOUNT
                              MALE: NON-TOBACCO: AGE 45

                                    CURRENT VALUES


                                0% HYPOTHETICAL                6% HYPOTHETICAL                12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN

           PREMIUMS
          PAID PLUS                CASH                              CASH                                 CASH
POLICY    INTEREST     CASH        SURR        DEATH      CASH       SURR         DEATH      CASH         SURR         DEATH
 YEAR       AT 5%      VALUE       VALUE      BENEFIT     VALUE      VALUE       BENEFIT     VALUE        VALUE       BENEFIT

    1      1,575        930         33        100,930      999        101        100,999     1,068         170        101,068
    2      3,229       1,892        994       101,892     2,089      1,192       102,089     2,295        1,397       102,295
    3      4,965       2,824       2,017      102,824     3,212      2,405       103,212     3,634        2,826       103,634
    4      6,788       3,727       3,009      103,727     4,370      3,652       104,370     5,095        4,377       105,095
    5      8,703       4,599       3,971      104,599     5,561      4,933       105,561     6,691        6,063       106,691
    6      10,713      5,441       4,902      105,441     6,788      6,249       106,788     8,435        7,897       108,435
    7      12,824      6,251       5,802      106,251     8,051      7,602       108,051     10,342       9,893       110,342
    8      15,040      7,029       6,670      107,029     9,350      8,991       109,350     12,428       12,069      112,428
    9      17,367      7,774       7,505      107,774     10,686     10,417      110,686     14,711       14,442      114,711
   10      19,810      8,486       8,486      108,486     12,060     12,060      112,060     17,210       17,210      117,210
   11      22,376      9,164       9,164      109,164     13,472     13,472      113,472     19,948       19,948      119,948
   12      25,069      9,807       9,807      109,807     14,922     14,922      114,922     22,947       22,947      122,947
   13      27,898      10,413      10,413     110,413     16,412     16,412      116,412     26,237       26,237      126,237
   14      30,868      10,983      10,983     110,983     17,942     17,942      117,942     29,855       29,855      129,855
   15      33,986      11,470      11,470     111,470     19,464     19,464      119,464     33,787       33,787      133,787
   16      37,261      11,853      11,853     111,853     20,958     20,958      120,958     38,046       38,046      138,046
   17      40,699      12,126      12,126     112,126     22,412     22,412      122,412     42,659       42,659      142,659
   18      44,309      12,279      12,279     112,279     23,814     23,814      123,814     47,652       47,652      147,652
   19      48,099      12,316      12,316     112,316     25,165     25,165      125,165     53,071       53,071      153,071
   20      52,079      12,261      12,261     112,261     26,489     26,489      126,489     58,985       58,985      158,985
   21      56,258      12,061      12,061     112,061     27,728     27,728      127,728     65,391       65,391      165,391
   22      60,646      11,716      11,716     111,716     28,876     28,876      128,876     72,340       72,340      172,340
   23      65,253      11,210      11,210     111,210     29,912     29,912      129,912     79,875       79,875      179,875
   24      70,091      10,529      10,529     110,529     30,811     30,811      130,811     88,040       88,040      188,040
   25      75,170      9,655       9,655      109,655     31,548     31,548      131,548     96,885       96,885      196,885
   26      80,504      8,572       8,572      108,572     32,094     32,094      132,094     106,464      106,464     206,464
   27      86,104      7,265       7,265      107,265     32,423     32,423      132,423     116,838      116,838     216,838
   28      91,984      5,717       5,717      105,717     32,502     32,502      132,502     128,074      128,074     228,074
   29      98,158      3,906       3,906      103,906     32,293     32,293      132,293     140,238      140,238     240,238
   30      104,641     1,804       1,804      101,804     31,750     31,750      131,750     153,401      153,401     253,401


(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $5 THEREAFTER. CURRENT VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS UP TO THE TARGET PREMIUM AND 4% ON PREMIUMS IN EXCESS OF TARGET FOR ANY SINGLE POLICY YEAR.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                DEATH BENEFIT OPTION 2
                  $1,500 ANNUAL PREMIUM:  $100,000 SPECIFIED AMOUNT
                              MALE: NON-TOBACCO: AGE 45

                                  GUARANTEED VALUES

                                0% HYPOTHETICAL                6% HYPOTHETICAL                12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN

          PREMIUMS
          PAID PLUS                 CASH                              CASH                                CASH
POLICY    INTEREST      CASH        SURR        DEATH      CASH       SURR         DEATH      CASH        SURR        DEATH
 YEAR       AT 5%       VALUE       VALUE      BENEFIT     VALUE      VALUE       BENEFIT     VALUE       VALUE      BENEFIT

    1       1,575        930         32        100,930      998        101        100,998     1,067        170       101,067
    2       3,229       1,850        953       101,850     2,046      1,148       102,046     2,250       1,353      102,250
    3       4,965       2,729       1,921      102,729     3,111      2,304       103,111     3,527       2,719      103,527
    4       6,788       3,564       2,846      103,564     4,193      3,475       104,193     4,904       4,186      104,904
    5       8,703       4,353       3,725      104,353     5,288      4,660       105,288     6,388       5,760      106,388
    6       10,713      5,091       4,553      105,091     6,392      5,853       106,392     7,987       7,449      107,987
    7       12,824      5,773       5,324      105,773     7,499      7,051       107,499     9,706       9,257      109,706
    8       15,040      6,393       6,034      106,393     8,603      8,244       108,603     11,550      11,191     111,550
    9       17,367      6,943       6,674      106,943     9,695      9,425       109,695     13,523      13,254     113,523
   10       19,810      7,417       7,417      107,417     10,766     10,766      110,766     15,632      15,632     115,632
   11       22,376      7,808       7,808      107,808     11,808     11,808      111,808     17,884      17,884     117,884
   12       25,069      8,110       8,110      108,110     12,812     12,812      112,812     20,284      20,284     120,284
   13       27,898      8,320       8,320      108,320     13,771     13,771      113,771     22,845      22,845     122,845
   14       30,868      8,427       8,427      108,427     14,672     14,672      114,672     25,572      25,572     125,572
   15       33,986      8,421       8,421      108,421     15,501     15,501      115,501     28,478      28,478     128,478
   16       37,261      8,292       8,292      108,292     16,240     16,240      116,240     31,569      31,569     131,569
   17       40,699      8,024       8,024      108,024     16,870     16,870      116,870     34,850      34,850     134,850
   18       44,309      7,600       7,600      107,600     17,364     17,364      117,364     38,320      38,320     138,320
   19       48,099      6,999       6,999      106,999     17,693     17,693      117,693     41,975      41,975     141,975
   20       52,079      6,203       6,203      106,203     17,830     17,830      117,830     45,816      45,816     145,816
   21       56,258      5,195       5,195      105,195     17,743     17,743      117,743     49,840      49,840     149,840
   22       60,646      3,959       3,959      103,959     17,404     17,404      117,404     54,048      54,048     154,048
   23       65,253      2,480       2,480      102,480     16,783     16,783      116,783     58,442      58,442     158,442
   24       70,091       737         737       100,737     15,841     15,841      115,841     63,016      63,016     163,016
   25       75,170       (*)         (*)         (*)       14,532     14,532      114,532     67,757      67,757     167,757
   26       80,504       (*)         (*)         (*)       12,796     12,796      112,796     72,639      72,639     172,639
   27       86,104       (*)         (*)         (*)       10,557     10,557      110,557     77,621      77,621     177,621
   28       91,984       (*)         (*)         (*)       7,728      7,728       107,728     82,647      82,647     182,647
   29       98,158       (*)         (*)         (*)       4,212      4,212       104,212     87,651      87,651     187,651
   30       104,641      (*)         (*)         (*)        (*)        (*)          (*)       92,572      92,572     192,572


(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $7.50 THEREAFTER. GUARANTEED VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                DEATH BENEFIT OPTION 1
                  $2,500 ANNUAL PREMIUM:  $100,000 SPECIFIED AMOUNT
                              MALE: NON-TOBACCO: AGE 55

                                    CURRENT VALUES

                                0% HYPOTHETICAL                6% HYPOTHETICAL                12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN

           PREMIUMS
          PAID PLUS                CASH                               CASH                              CASH
POLICY    INTEREST     CASH        SURR        DEATH      CASH        SURR        DEATH      CASH       SURR         DEATH
 YEAR       AT 5%      VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT     VALUE      VALUE       BENEFIT

    1      2,625       1,409        246       100,000     1,519       357        100,000     1,630       467        100,000
    2      5,381       2,852       1,690      100,000     3,165      2,002       100,000     3,492      2,329       100,000
    3      8,275       4,271       3,225      100,000     4,883      3,837       100,000     5,548      4,502       100,000
    4      11,314      5,666       4,736      100,000     6,678      5,748       100,000     7,823      6,893       100,000
    5      14,505      7,036       6,222      100,000     8,553      7,740       100,000     10,341     9,527       100,000
    6      17,855      8,382       7,685      100,000     10,515     9,818       100,000     13,132     12,435      100,000
    7      21,373      9,704       9,123      100,000     12,568     11,987      100,000     16,228     15,647      100,000
    8      25,066      11,003      10,538     100,000     14,718     14,253      100,000     19,666     19,201      100,000
    9      28,945      12,278      11,929     100,000     16,971     16,622      100,000     23,487     23,138      100,000
   10      33,017      13,529      13,529     100,000     19,334     19,334      100,000     27,741     27,741      100,000
   11      37,293      14,758      14,758     100,000     21,813     21,813      100,000     32,492     32,492      100,000
   12      41,782      15,810      15,810     100,000     24,272     24,272      100,000     37,675     37,675      100,000
   13      46,497      16,706      16,706     100,000     26,740     26,740      100,000     43,380     43,380      100,000
   14      51,446      17,465      17,465     100,000     29,246     29,246      100,000     49,705     49,705      100,000
   15      56,644      18,075      18,075     100,000     31,786     31,786      100,000     56,743     56,743      100,000
   16      62,101      18,441      18,441     100,000     34,292     34,292      100,000     64,565     64,565      100,000
   17      67,831      18,562      18,562     100,000     36,777     36,777      100,000     73,327     73,327      100,000
   18      73,848      18,409      18,409     100,000     39,234     39,234      100,000     83,206     83,206      100,000
   19      80,165      17,976      17,976     100,000     41,676     41,676      100,000     94,422     94,422      102,920
   20      86,798      17,269      17,269     100,000     44,131     44,131      100,000     106,964    106,964     114,452
   21      93,763      16,232      16,232     100,000     46,586     46,586      100,000     120,906    120,906     126,951
   22      101,076     14,811      14,811     100,000     49,036     49,036      100,000     136,314    136,314     143,130
   23      108,755     12,939      12,939     100,000     51,477     51,477      100,000     153,337    153,337     161,004
   24      116,818     10,538      10,538     100,000     53,908     53,908      100,000     172,134    172,134     180,740
   25      125,284     7,512       7,512      100,000     56,331     56,331      100,000     192,877    192,877     202,521
   26      134,173     3,781       3,781      100,000     58,766     58,766      100,000     215,759    215,759     226,547
   27      143,506      (*)         (*)         (*)       61,227     61,227      100,000     240,987    240,987     253,037
   28      153,307      (*)         (*)         (*)       63,732     63,732      100,000     268,798    268,798     282,238
   29      163,597      (*)         (*)         (*)       66,301     66,301      100,000     299,478    299,478     314,452
   30      174,402      (*)         (*)         (*)       68,958     68,958      100,000     333,301    333,301     349,966


(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $5 THEREAFTER. CURRENT VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS UP TO THE TARGET PREMIUM AND 4% ON PREMIUMS IN EXCESS OF TARGET FOR ANY SINGLE POLICY YEAR.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                DEATH BENEFIT OPTION 1
                  $2,500 ANNUAL PREMIUM:  $100,000 SPECIFIED AMOUNT
                              MALE: NON-TOBACCO: AGE 55

                                  GUARANTEED VALUES


                                0% HYPOTHETICAL                6% HYPOTHETICAL                12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN

           PREMIUMS
          PAID PLUS                 CASH                              CASH                              CASH
POLICY    INTEREST      CASH        SURR       DEATH       CASH       SURR       DEATH      CASH        SURR       DEATH
 YEAR       AT 5%       VALUE       VALUE      BENEFIT     VALUE      VALUE      BENEFIT    VALUE       VALUE      BENEFIT

    1      2,625        1,397        235       100,000     1,507       345        100,000     1,618        455       100,000
    2      5,381        2,737       1,574      100,000     3,045      1,883       100,000     3,368       2,205      100,000
    3      8,275        3,986       2,940      100,000     4,582      3,535       100,000     5,231       4,184      100,000
    4      11,314       5,139       4,209      100,000     6,110      5,180       100,000     7,214       6,284      100,000
    5      14,505       6,185       5,372      100,000     7,622      6,808       100,000     9,324       8,510      100,000
    6      17,855       7,116       6,419      100,000     9,107      8,409       100,000     11,568      10,870     100,000
    7      21,373       7,920       7,339      100,000     10,554     9,973       100,000     13,956      13,375     100,000
    8      25,066       8,579       8,114      100,000     11,945     11,480      100,000     16,493      16,028     100,000
    9      28,945       9,077       8,728      100,000     13,263     12,914      100,000     19,188      18,839     100,000
   10      33,017       9,395       9,395      100,000     14,489     14,489      100,000     22,053      22,053     100,000
   11      37,293       9,515       9,515      100,000     15,605     15,605      100,000     25,109      25,109     100,000
   12      41,782       9,420       9,420      100,000     16,593     16,593      100,000     28,387      28,387     100,000
   13      46,497       9,089       9,089      100,000     17,432     17,432      100,000     31,925      31,925     100,000
   14      51,446       8,497       8,497      100,000     18,097     18,097      100,000     35,761      35,761     100,000
   15      56,644       7,606       7,606      100,000     18,550     18,550      100,000     39,941      39,941     100,000
   16      62,101       6,366       6,366      100,000     18,743     18,743      100,000     44,518      44,518     100,000
   17      67,831       4,709       4,709      100,000     18,611     18,611      100,000     49,558      49,558     100,000
   18      73,848       2,548       2,548      100,000     18,068     18,068      100,000     55,145      55,145     100,000
   19      80,165        (*)         (*)         (*)       17,014     17,014      100,000     61,395      61,395     100,000
   20      86,798        (*)         (*)         (*)       15,337     15,337      100,000     68,473      68,473     100,000
   21      93,763        (*)         (*)         (*)       12,908     12,908      100,000     76,601      76,601     100,000
   22      101,076       (*)         (*)         (*)       9,572      9,572       100,000     86,075      86,075     100,000
   23      108,755       (*)         (*)         (*)       5,133      5,133       100,000     97,279      97,279     102,143
   24      116,818       (*)         (*)         (*)        (*)        (*)         (*)        109,889     109,889    115,383
   25      125,284       (*)         (*)         (*)        (*)        (*)         (*)        123,768     123,768    129,957
   26      134,173       (*)         (*)         (*)        (*)        (*)         (*)        139,031     139,031    145,982
   27      143,506       (*)         (*)         (*)        (*)        (*)         (*)        155,796     155,796    163,586
   28      153,307       (*)         (*)         (*)        (*)        (*)         (*)        174,189     174,189    182,899
   29      163,597       (*)         (*)         (*)        (*)        (*)         (*)        194,340     194,340    204,057
   30      174,402       (*)         (*)         (*)        (*)        (*)         (*)        216,385     216,385    227,204


(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $7.50 THEREAFTER. GUARANTEED VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                DEATH BENEFIT OPTION 2
                  $2,500 ANNUAL PREMIUM:  $100,000 SPECIFIED AMOUNT
                              MALE: NON-TOBACCO: AGE 55

                                    CURRENT VALUES


                                0% HYPOTHETICAL                6% HYPOTHETICAL                12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN

          PREMIUMS
          PAID PLUS                CASH                              CASH                               CASH
POLICY    INTEREST      CASH       SURR        DEATH     CASH        SURR       DEATH       CASH        SURR       DEATH
 YEAR       AT 5%       VALUE      VALUE      BENEFIT    VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT

    1      2,625       1,393        231       101,393     1,503       340        101,503     1,613       450       101,613
    2      5,381       2,810       1,647      102,810     3,117      1,955       103,117     3,439      2,277      103,439
    3      8,275       4,189       3,143      104,189     4,788      3,741       104,788     5,439      4,393      105,439
    4      11,314      5,531       4,601      105,531     6,515      5,585       106,515     7,630      6,700      107,630
    5      14,505      6,836       6,022      106,836     8,303      7,489       108,303     10,031     9,217      110,031
    6      17,855      8,103       7,406      108,103     10,152     9,455       110,152     12,664     11,967     112,664
    7      21,373      9,333       8,752      109,333     12,066     11,485      112,066     15,554     14,973     115,554
    8      25,066      10,526      10,061     110,526     14,047     13,582      114,047     18,727     18,262     118,727
    9      28,945      11,682      11,333     111,682     16,097     15,748      116,097     22,213     21,864     122,213
   10      33,017      12,800      12,800     112,800     18,220     18,220      118,220     26,045     26,045     126,045
   11      37,293      13,880      13,880     113,880     20,417     20,417      120,417     30,272     30,272     130,272
   12      41,782      14,740      14,740     114,740     22,504     22,504      122,504     34,740     34,740     134,740
   13      46,497      15,402      15,402     115,402     24,495     24,495      124,495     39,497     39,497     139,497
   14      51,446      15,887      15,887     115,887     26,410     26,410      126,410     44,595     44,595     144,595
   15      56,644      16,180      16,180     116,180     28,229     28,229      128,229     50,053     50,053     150,053
   16      62,101      16,164      16,164     116,164     29,823     29,823      129,823     55,783     55,783     155,783
   17      67,831      15,844      15,844     115,844     31,182     31,182      131,182     61,816     61,816     161,816
   18      73,848      15,186      15,186     115,186     32,257     32,257      132,257     68,146     68,146     168,146
   19      80,165      14,197      14,197     114,197     33,034     33,034      133,034     74,806     74,806     174,806
   20      86,798      12,896      12,896     112,896     33,515     33,515      133,515     81,850     81,850     181,850
   21      93,763      11,233      11,233     111,233     33,629     33,629      133,629     89,262     89,262     189,262
   22      101,076     9,169       9,169      109,169     33,313     33,313      133,313     97,036     97,036     197,036
   23      108,755     6,658       6,658      106,658     32,493     32,493      132,493     105,158    105,158    205,158
   24      116,818     3,656       3,656      103,656     31,092     31,092      131,092     113,612    113,612    213,612
   25      125,284      115        115        100,115     29,026     29,026      129,026     122,378    122,378    222,378
   26      134,173      (*)        (*)          (*)       26,244     26,244      126,244     131,472    131,472    231,472
   27      143,506      (*)        (*)          (*)       22,664     22,664      122,664     140,881    140,881    240,881
   28      153,307      (*)        (*)          (*)       18,204     18,204      118,204     150,590    150,590    250,590
   29      163,597      (*)        (*)          (*)       12,762     12,762      112,762     160,562    160,562    260,562
   30      174,402      (*)        (*)          (*)       6,207      6,207       106,207     170,740    170,740    270,740

 (1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $5 THEREAFTER. CURRENT VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS UP TO THE TARGET PREMIUM AND 4% ON PREMIUMS IN EXCESS OF TARGET FOR ANY SINGLE POLICY YEAR.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL
POLICY YEARS.   NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT
THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                DEATH BENEFIT OPTION 2
                  $2,500 ANNUAL PREMIUM:  $100,000 SPECIFIED AMOUNT
                              MALE: NON-TOBACCO: AGE 55

                                  GUARANTEED VALUES


                                0% HYPOTHETICAL                6% HYPOTHETICAL                12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN

          PREMIUMS
          PAID PLUS                CASH                              CASH                                 CASH
POLICY    INTEREST     CASH        SURR        DEATH      CASH       SURR        DEATH       CASH         SURR        DEATH
 YEAR       AT 5%      VALUE       VALUE      BENEFIT     VALUE      VALUE       BENEFIT     VALUE        VALUE      BENEFIT

    1      2,625       1,382        219       101,382     1,491       328        101,491     1,600        438        101,600
    2      5,381       2,692       1,529      102,692     2,995      1,833       102,995     3,313        2,150      103,313
    3      8,275       3,897       2,850      103,897     4,478      3,432       104,478     5,112        4,065      105,112
    4      11,314      4,987       4,057      104,987     5,928      4,998       105,928     6,996        6,066      106,996
    5      14,505      5,953       5,139      105,953     7,331      6,517       107,331     8,962        8,148      108,962
    6      17,855      6,781       6,084      106,781     8,671      7,973       108,671     11,004       10,306     111,004
    7      21,373      7,461       6,880      107,461     9,930      9,349       109,930     13,114       12,533     113,114
    8      25,066      7,972       7,507      107,972     11,083     10,618      111,083     15,279       14,814     115,279
    9      28,945      8,295       7,946      108,295     12,102     11,753      112,102     17,479       17,131     117,479
   10      33,017      8,411       8,411      108,411     12,960     12,960      112,960     19,698       19,698     119,698
   11      37,293      8,305       8,305      108,305     13,630     13,630      113,630     21,916       21,916     121,916
   12      41,782      7,959       7,959      107,959     14,082     14,082      114,082     24,114       24,114     124,114
   13      46,497      7,358       7,358      107,358     14,289     14,289      114,289     26,274       26,274     126,274
   14      51,446      6,483       6,483      106,483     14,214     14,214      114,214     28,371       28,371     128,371
   15      56,644      5,306       5,306      105,306     13,813     13,813      113,813     30,364       30,364     130,364
   16      62,101      3,789       3,789      103,789     13,027     13,027      113,027     32,196       32,196     132,196
   17      67,831      1,883       1,883      101,883     11,784     11,784      111,784     33,796       33,796     133,796
   18      73,848       (*)         (*)         (*)       9,996      9,996       109,996     35,068       35,068     135,068
   19      80,165       (*)         (*)         (*)       7,570      7,570       107,570     35,908       35,908     135,908
   20      86,798       (*)         (*)         (*)       4,420      4,420       104,420     36,209       36,209     136,209
   21      93,763       (*)         (*)         (*)        464        464        100,464     35,865       35,865     135,865
   22      101,076      (*)         (*)         (*)        (*)        (*)          (*)       34,762       34,762     134,762
   23      108,755      (*)         (*)         (*)        (*)        (*)          (*)       32,781       32,781     132,781
   24      116,818      (*)         (*)         (*)        (*)        (*)          (*)       29,782       29,782     129,782
   25      125,284      (*)         (*)         (*)        (*)        (*)          (*)       25,585       25,585     125,585
   26      134,173      (*)         (*)         (*)        (*)        (*)          (*)       19,965       19,965     119,965
   27      143,506      (*)         (*)         (*)        (*)        (*)          (*)       12,651       12,651     112,651
   28      153,307      (*)         (*)         (*)        (*)        (*)          (*)       3,315        3,315      103,315
   29      163,597      (*)         (*)         (*)        (*)        (*)          (*)         (*)         (*)         (*)
   30      174,402      (*)         (*)         (*)        (*)        (*)          (*)         (*)         (*)         (*)


(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $7.50 THEREAFTER. GUARANTEED VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                      APPENDIX 3

The following performance tables display historical investment results of the Underlying Mutual Fund Sub-Accounts of the Variable Account. This information may be useful in helping potential investors in deciding which Underlying Mutual Fund Sub-Accounts to choose and in assessing the competence of the Underlying Mutual Funds' investment advisers. The performance figures shown should be considered in light of the investment objectives and policies, characteristics and quality of the underlying portfolios of the Underlying Mutual Funds, and the market conditions during the periods of time quoted. The performance figures should not be considered as estimates or predictions of future performance. Investment return and the principal value of the Underlying Mutual Fund Sub-Accounts are not guaranteed and will fluctuate so that a Policy Owner's units, when redeemed, may be worth more or less than their original cost.

                                FUND PERFORMANCE TABLE


----------------------------------------------------------------------------------
                                                          Annual Percentage Change
----------------------------------------------------------------------------------
                                   Fund      Unit
UNDERLYING MUTUAL FUND          Inception   Values       1994      1995      1996
                                   Date     3/31/97
----------------------------------------------------------------------------------
NSAT Capital Appreciation Fund   04/15/92     11.85     (0.90)    29.35     26.14
----------------------------------------------------------------------------------
NSAT Government Bond Fund        11/08/82     10.62     (3.23)    18.74      3.49
----------------------------------------------------------------------------------
NSAT Money Market Fund           11/10/81     10.47      3.88      5.64      5.13
----------------------------------------------------------------------------------
NSAT Small Company Fund          10/23/95      9.99       N/A       N/A     22.83
----------------------------------------------------------------------------------
NSAT Total Return Fund           11/08/82     11.70      1.07     29.09     21.84
----------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------
                                         Cumulative Non annualized Percentage Change                Average Annualized
                                                                                                    Percentage Change
--------------------------------------------------------------------------------------------------------------------------
                                    1 mo     1/1/97    1 Yrs    3 Yrs.    5 yrs.   Inception   3 Yrs.    5 yrs. Inception
UNDERLYING MUTUAL FUND               to       to        to        to        to         to       to        to        to
                                  3/31/97   3/31/97   3/31/97   3/31/97   3/31/97    3/31/97  3/31/97   3/31/97   3/31/97
--------------------------------------------------------------------------------------------------------------------------
NSAT Capital Appreciation Fund      (3.23)     2.06     19.06     71.54       N/A      91.34    19.71       N/A     13.98
-------------------------------------------------------------------------------------------------------------------------
NSAT Government Bond Fund           (0.99)    (0.54)     5.24     21.62     42.51     262.20     6.74      7.34      9.35
-------------------------------------------------------------------------------------------------------------------------
NSAT Money Market Fund               0.43      1.24      5.10     15.98     22.92     188.45     5.07      4.21      7.13
-------------------------------------------------------------------------------------------------------------------------
NSAT Small Company Fund             (3.94)    (5.11)     7.97       N/A       N/A      33.30      N/A       N/A     22.13
-------------------------------------------------------------------------------------------------------------------------
NSAT Total Return Fund              (3.31)     2.22     17.67     66.13     92.66     670.93    18.44     14.01     15.24
-------------------------------------------------------------------------------------------------------------------------




The above table displays three types of total return: (1) Annual Percentage Change; (2) Cumulative Non-Annualized Percentage Change; and (3) Average Annualized Percentage Change. Total return shows the percent change in unit values, with dividends and capital gains reinvested, after the deduction of applicable investment advisory fees and other expenses of the Underlying Mutual Funds. The total return figures shown in the Annual Percentage Change and AVERAGE Annualized Percentage Change columns represent annualized figures, i.e., THAT IS the rate of growth that would have produced the corresponding cumulative return had performance been constant over the entire period quoted. The annual Percentage Change reflects the rate of return on an annual percentage basis during the 1994, 1995 and 1996 calendar years. The Average Annualized Percentage Change reflects the annual percentage rate of return over 3 and 5 year periods, or from Underlying Mutual Fund inception. The Cumulative Non-Annualized Percentage Change total return figures are not annual return figures but instead represent the total percentage change in unit value over the stated periods without annualization. THE TOTAL RETURN FIGURES DO NOT TAKE INTO ACCOUNT THE SEVERAL OTHER POLICY CHARGES WHICH ARE DESCRIBED IN THE "POLICY CHARGES" SECTION. THESE OTHER CHARGES INCLUDE DEDUCTIONS FROM PREMIUMS, COST OF INSURANCE CHARGES, MORTALITY AND EXPENSE RISK CHARGES, SURRENDER CHARGES AND A MONTHLY ADMINISTRATIVE CHARGE.


The Underlying Mutual Fund Inception Date is the date the Underlying Mutual Fund first became effective, which is not necessarily the same date the Underlying Mutual Fund was first made available through the Variable Account. For those Underlying Mutual Funds which have not been offered as Sub-Accounts through the Variable Account for one of the quoted periods, the total return figures will show the investment performance such Underlying Mutual Funds would have achieved (reduced by Fund investment advisory fees and expenses) had they been offered as Sub-Accounts through the Variable Account for the period quoted. Certain Underlying Mutual Funds are not as old as some of the periods quoted, therefore, total return figures may not be available for all of the periods shown.


THE PRECEDING FUND PERFORMANCE TABLE DISPLAYS HISTORICAL INVESTMENT RESULTS OF THE UNDERLYING MUTUAL FUNDS OF THE VARIABLE ACCOUNT. THIS INFORMATION MAY BE USEFUL IN HELPING POTENTIAL INVESTORS IN DECIDING WHICH UNDERLYING MUTUAL FUNDS TO CHOOSE AND IN ASSESSING THE COMPETENCE OF THE UNDERLYING MUTUAL FUNDS' INVESTMENT ADVISERS. THE PERFORMANCE FIGURES SHOWN SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES, CHARACTERISTICS AND QUALITY OF THE UNDERLYING PORTFOLIOS OF THE UNDERLYING MUTUAL FUNDS, AND THE MARKET CONDITIONS DURING THE PERIODS OF TIME QUOTED. THE PERFORMANCE FIGURES SHOULD NOT BE CONSIDERED AS ESTIMATES OR PREDICTIONS OF FUTURE PERFORMANCE. INVESTMENT RETURN AND THE PRINCIPAL VALUE OF THE UNDERLYING MUTUAL FUNDS ARE NOT GUARANTEED AND WILL FLUCTUATE SO THAT A POLICY OWNER'S UNITS, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST.

                             CASH VALUE PERFORMANCE TABLE



--------------------------------------------------------------------------------------------------------------------------
                                                    1 Year to          2 Years to         3 Years to          5 Years to
                                                    3/31/97             3/31/97            3/31/97             3/31/97
--------------------------------------------------------------------------------------------------------------------------
                                     FUND                CASH                CASH                CASH                CASH
UNDERLYING MUTUAL FUND          INCEPTION     ACCUM     SURR.     ACCUM     SURR.      ACCUM    SURR.     ACCUM     SURR.
                                     DATE     VALUE     VALUE     VALUE     VALUE      VALUE    VALUE     VALUE     VALUE
--------------------------------------------------------------------------------------------------------------------------
NSAT Capital Appreciation Fund   04/15/92    $9,210    $4,377     N/A       N/A      $34,619  $30,269     N/A       N/A
NSAT Government Bond Fund        11/08/82    $8,056    $3,223     N/A       N/A      $26,286  $21,936   $46,624   $43,241
NSAT Money Market Fund           11/10/81    $8,040    $3,207     N/A       N/A      $25,346  $20,997   $43,634   $40,250
NSAT Small Company Fund          10/23/95    $8.375    $3,542     N/A       N/A        N/A      N/A       N/A       N/A
NSAT Total Return Fund           11/08/82    $9,093    $4,260     N/A       N/A      $33,445  $29,095   $61,480   $58,097
--------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------
                                        10 Years to        Inception to
                                          3/31/97            3/31/97
------------------------------------------------------------------------
UNDERLYING MUTUAL FUND                         CASH                CASH
                                    ACCUM     SURR.     ACCUM     SURR.
                                    VALUE     VALUE     VALUE     VALUE
------------------------------------------------------------------------
NSAT Capital Appreciation Fund        N/A     N/A     $62,850   $59,467
NSAT Government Bond Fund        $120,376  $120,376  $228,753  $228,753
NSAT Money Market Fund           $100,689  $100,689  $198,866  $198,866
NSAT Small Company Fund             N/A       N/A     $18,857   $14,023
NSAT Total Return Fund           $164,535  $164,535  $378,940  $378,940
------------------------------------------------------------------------





The above Cash-Value performance table shows the effect of the performance quoted on Cash Values and Cash Surrender Values, based on a hypothetical annual premium of $10,000 for a 45 year-old male, non-tobacco preferred, with death benefit option 1 and an initial specified amount of $499,021 (based on a guideline-level premium of $10,000 issued on a preferred basis). The Cash Surrender Value figures reflect the deduction of all applicable Policy Charges, including a deduction from each premium payment, a mortality and expense risk charge, applicable cost of insurance charges, surrender charges, and a monthly administrative charge (and the deduction of applicable investment advisory fees and other expenses of the Underlying Mutual Funds). See the "Policy Charges" section for more information about these charges. The cost of insurance charges may be higher or lower for purchasers who do not meet the profile of the hypothetical purchaser. Illustrations reflecting a potential purchaser's specific characteristics are available from the Company upon request.

The Underlying Mutual Fund Inception Date is the date the Underlying Mutual Fund first became effective, which is not necessarily the same date the Underlying Mutual Fund was first made available through the Variable Account. For those Underlying Mutual Funds which have not been offered as Sub-Accounts through the Variable Account for one of the quoted periods, the Cash Values will show the investment performance such Underlying Mutual Funds would have achieved (reduced by Underlying Mutual Fund investment advisory fees and expenses) had they been offered as Sub-Accounts through the Variable Account for the period quoted. Certain Underlying Mutual Funds are not as old as some of the periods quoted, therefore, the Cash Values may not be available for all of the periods shown.


THE PRECEDING CASH-VALUE PERFORMANCE TABLE DISPLAYS HISTORICAL INVESTMENT RESULTS OF THE UNDERLYING MUTUAL FUNDS OF THE VARIABLE ACCOUNT. THIS INFORMATION MAY BE USEFUL IN HELPING POTENTIAL INVESTORS IN DECIDING WHICH UNDERLYING MUTUAL FUNDS TO CHOOSE AND IN ASSESSING THE COMPETENCE OF THE UNDERLYING MUTUAL FUNDS' INVESTMENT ADVISERS. THE PERFORMANCE FIGURES SHOWN SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES, CHARACTERISTICS AND QUALITY OF THE UNDERLYING PORTFOLIOS OF THE UNDERLYING MUTUAL FUNDS, AND THE MARKET CONDITIONS DURING THE PERIODS OF TIME QUOTED. THE PERFORMANCE FIGURES SHOULD NOT BE CONSIDERED AS ESTIMATES OR PREDICTIONS OF FUTURE PERFORMANCE. INVESTMENT RETURN AND THE PRINCIPAL VALUE OF THE UNDERLYING MUTUAL FUNDS ARE NOT GUARANTEED AND WILL FLUCTUATE SO THAT A POLICY OWNER'S UNITS, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Nationwide Life and Annuity Insurance Company:

We have audited the accompanying balance sheets of Nationwide Life and Annuity Insurance Company, a wholly owned subsidiary of Nationwide Life Insurance Company, as of December 31, 1996 and 1995, and the related statements of income, shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life and Annuity Insurance Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

In 1994, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities.

                                                KPMG Peat Marwick LLP

Columbus, Ohio
January 31, 1997

                    NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
           (a wholly owned subsidiary of Nationwide Life Insurance Company)

                                    Balance Sheets

                              December 31, 1996 and 1995
                                   ($000's omitted)



                                    ASSETS                              1996           1995
                                                                    -----------    -----------
Investments (notes 4, 7 and 8):
  Securities available-for-sale, at fair value:
   Fixed maturity securities (cost $640,303 in 1996;
    $539,214 in 1995)                                               $   648,076        555,751
   Equity securities (cost $10,854 in 1996; $10,256 in 1995)             12,254         11,407
  Mortgage loans on real estate, net                                    150,997        104,736
  Real estate, net                                                        1,090          1,117
  Policy loans                                                              126             94
  Short-term investments (note 12)                                          492          4,844
                                                                    -----------    -----------
                                                                        813,035        677,949
                                                                    -----------    -----------

Cash                                                                      4,296            -
Accrued investment income                                                 9,189          8,464
Deferred policy acquisition costs                                        16,168         23,405
Deferred federal income tax (note 6)                                      4,735            -
Other assets                                                             32,747            208
Assets held in Separate Accounts (note 7)                               486,251        257,556
                                                                    -----------    -----------
                                                                    $ 1,366,421        967,582
                                                                    -----------    -----------
                                                                    -----------    -----------
                       LIABILITIES AND SHAREHOLDER'S EQUITY

Future policy benefits and claims (notes 5 and 7)                   $    80,720        621,280
Funds withheld under coinsurance agreement with affiliate (note 12)     679,571            -
Accrued federal income tax (note 6):
  Current                                                                 7,914            708
  Deferred                                                                  -            2,830
                                                                    -----------    -----------
                                                                          7,914          3,538
                                                                    -----------    -----------

Other liabilities                                                        27,928          5,031
Liabilities related to Separate Accounts (note 7)                       486,251        257,556
                                                                    -----------    -----------
                                                                      1,282,384        887,405
                                                                    -----------    -----------

Commitments (notes 7 and 8)

Shareholder's equity (notes 3, 4 and 11):
  Capital shares, $40 par value.  Authorized, issued and
   outstanding 66,000 shares                                              2,640          2,640
  Additional paid-in capital                                             52,960         52,960
  Retained earnings                                                      25,209         20,123
  Unrealized gains on securities available-for-sale, net                  3,228          4,454
                                                                    -----------    -----------
                                                                         84,037         80,177
                                                                    -----------    -----------
                                                                    $ 1,366,421        967,582
                                                                    -----------    -----------
                                                                    -----------    -----------




See accompanying notes to financial statements.

                    NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
           (a wholly owned subsidiary of Nationwide Life Insurance Company)

                                 Statements of Income

                     Years ended December 31, 1996, 1995 and 1994
                                   ($000's omitted)



                                                                        1996           1995           1994
                                                                    -----------    -----------    -----------
Revenues (note 13):
  Investment product and universal life insurance product policy
   charges                                                          $     6,656          4,322          3,601
  Traditional life insurance premiums                                       246            674            311
  Net investment income (note 4)                                         51,045         49,108         45,030
  Realized losses on investments (note 4)                                    (3)          (702)          (625)
                                                                    -----------    -----------    -----------
                                                                         57,944         53,402         48,317
                                                                    -----------    -----------    -----------
Benefits and expenses:
  Benefits and claims                                                    35,524         34,180         29,870
  Amortization of deferred policy acquisition costs                       7,380          5,508          6,940
  Other operating expenses (note 12)                                      7,247          6,567          6,320
                                                                    -----------    -----------    -----------
                                                                         50,151         46,255         43,130
                                                                    -----------    -----------    -----------
   Income before federal income tax expense                               7,793          7,147          5,187
                                                                    -----------    -----------    -----------
Federal income tax expense (benefit) (note 6):
  Current                                                                 9,612          2,012          2,103
  Deferred                                                               (6,905)           361           (244)
                                                                    -----------    -----------    -----------
                                                                          2,707          2,373          1,859
                                                                    -----------    -----------    -----------

   Net income                                                       $     5,086          4,774          3,328
                                                                    -----------    -----------    -----------
                                                                    -----------    -----------    -----------



See accompanying notes to financial statements.

                    NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
           (a wholly owned subsidiary of Nationwide Life Insurance Company)

                          Statements of Shareholder's Equity

                     Years ended December 31, 1996, 1995 and 1994
                                   ($000's omitted)




                                                                                               Unrealized
                                                                                             gains (losses)
                                                               Additional                    on securities       Total
                                                 Capital        paid-in         Retained     available-for-   shareholder's
                                                 shares         capital         earnings        sale, net        equity
                                             --------------  --------------  --------------  --------------  --------------
1994:
  Balance, beginning of year                         $2,640          43,960          12,021              38          58,659
  Capital contribution                                  -             9,000             -               -             9,000
  Net income                                            -               -             3,328             -             3,328
  Adjustment for change in accounting for
   certain investments in debt and equity
   securities, net (note 3)                             -               -               -             4,698           4,698
  Unrealized losses on securities available-
   for-sale, net                                        -               -               -            (8,439)         (8,439)
                                             --------------  --------------  --------------  --------------  --------------
  Balance, end of year                               $2,640          52,960          15,349          (3,703)         67,246
                                             --------------  --------------  --------------  --------------  --------------
                                             --------------  --------------  --------------  --------------  --------------

1995:
  Balance, beginning of year                          2,640          52,960          15,349          (3,703)         67,246
  Net income                                            -               -             4,774             -             4,774
  Unrealized gains on securities available-
   for-sale, net                                        -               -               -             8,157           8,157
                                             --------------  --------------  --------------  --------------  --------------
  Balance, end of year                               $2,640          52,960          20,123           4,454          80,177
                                             --------------  --------------  --------------  --------------  --------------
                                             --------------  --------------  --------------  --------------  --------------
1996:
  Balance, beginning of year                          2,640          52,960          20,123           4,454          80,177
  Net income                                            -               -             5,086             -             5,086
  Unrealized losses on securities available-
   for-sale, net                                        -               -               -            (1,226)         (1,226)
                                             --------------  --------------  --------------  --------------  --------------
  Balance, end of year                               $2,640          52,960          25,209           3,228          84,037
                                             --------------  --------------  --------------  --------------  --------------
                                             --------------  --------------  --------------  --------------  --------------





See accompanying notes to financial statements.

                    NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
           (a wholly owned subsidiary of Nationwide Life Insurance Company)

                               Statements of Cash Flows

                     Years ended December 31, 1996, 1995 and 1994
                                   ($000's omitted)



                                                                       1996           1995           1994
                                                                    -----------    -----------    -----------
Cash flows from operating activities:
  Net income                                                        $     5,086          4,774          3,328
  Adjustments to reconcile net income to net cash provided by operating activities:
    Capitalization of deferred policy acquisition costs                 (19,987)        (6,754)        (7,283)
    Amortization of deferred policy acquisition costs                     7,380          5,508          6,940
    Commission and expense allowances under coinsurance
      agreement with affiliate (note 12)                                 26,473            -              -
    Amortization and depreciation                                         1,721            878            473
    Realized losses on invested assets, net                                   3            702            625
    Deferred federal income tax (benefit) expense                        (6,905)           361           (244)
    Increase in accrued investment income                                  (725)          (423)          (750)
    (Increase) decrease in other assets                                 (32,539)            62           (126)
    (Decrease) increase in policy liabilities and funds withheld
      on coinsurance agreement with affiliate                            (7,101)           627            926
    Increase (decrease) in accrued federal income tax payable             7,206            698           (254)
    Increase (decrease) in other liabilities                             22,897            368           (505)
                                                                    -----------    -----------    -----------
      Net cash provided by operating activities                           3,509          6,801          3,130
                                                                    -----------    -----------    -----------

Cash flows from investing activities:
  Proceeds from maturity of securities available-for-sale                73,966         41,729         24,850
  Proceeds from sale of securities available-for-sale                     2,480          3,070         13,170
  Proceeds from maturity of fixed maturity securities held-to-maturity      -           11,251          8,483
  Proceeds from repayments of mortgage loans on real estate              10,975          8,673          5,733
  Proceeds from sale of real estate                                         -              655            -
  Proceeds from repayments of policy loans                                   23             50              2
  Cost of securities available-for-sale acquired                       (179,671)       (79,140)       (94,130)
  Cost of fixed maturity securities held-to maturity acquired               -           (8,000)       (15,544)
  Cost of mortgage loans on real estate acquired                        (57,395)       (18,000)       (11,000)
  Cost of real estate acquired                                              -              (10)           (52)
  Policy loans issued                                                       (55)           (66)           (80)
  Short-term investments, net                                             4,352         (4,479)         1,407
                                                                    -----------    -----------    -----------
      Net cash used in investing activities                            (145,325)       (44,267)       (67,161)
                                                                    -----------    -----------    -----------

Cash flows from financing activities:
  Proceeds from capital contribution                                        -              -           9,000
  Increase in investment product and universal life insurance
    product account balances                                            235,286         79,523         95,254
  Decrease in investment product and universal life insurance
    product account balances                                            (89,174)       (42,057)       (40,223)
                                                                    -----------    -----------    -----------
      Net cash provided by financing activities                         146,112         37,466         64,031
                                                                    -----------    -----------    -----------

Net increase in cash                                                      4,296            -              -

Cash, beginning of year                                                     -              -              -
                                                                    -----------    -----------    -----------
Cash, end of year                                                   $     4,296            -              -
                                                                    -----------    -----------    -----------
                                                                    -----------    -----------    -----------




See accompanying notes to financial statements.

                    NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
           (a wholly owned subsidiary of Nationwide Life Insurance Company)

                            Notes to Financial Statements

                          December 31, 1996, 1995 and 19943
                                   ($000's omitted)

(1) ORGANIZATION AND DESCRIPTION OF BUSINESS

    Nationwide Life and Annuity Insurance Company (the Company) is a wholly owned subsidiary of Nationwide Life Insurance Company (NLIC).

    The Company sells primarily fixed and variable rate annuities through banks and other financial institutions. In addition, the Company sells universal life and other interest-sensitive life insurance products and is subject to competition from other financial services providers throughout the United States. The Company is subject to regulation by the Insurance Departments of states in which it is licensed, and undergoes periodic examinations by those departments.

    The following is a description of the most significant risks facing life insurers and how the Company mitigates those risks:

         LEGAL/REGULATORY RISK is the risk that changes in the legal or regulatory environment in which an insurer operates will create additional expenses not anticipated by the insurer in pricing its products. That is, regulatory initiatives, new legal theories or insurance company insolvencies through guaranty fund assessments may create costs for the insurer beyond those currently recorded in the financial statements. The Company mitigates this risk by operating throughout the United States, thus reducing its exposure to any single jurisdiction, and also by employing underwriting practices which identify and minimize the adverse impact of this risk.

         CREDIT RISK is the risk that issuers of securities owned by the Company or mortgagors on mortgage loans on real estate owned by the Company will default. The Company minimizes this risk by adhering to a conservative investment strategy, by maintaining credit and collection policies and by providing for any amounts deemed uncollectible.

         INTEREST RATE RISK is the risk that interest rates will change and cause a decrease in the value of an insurer's investments. This change in rates may cause certain interest-sensitive products to become uncompetitive or may cause disintermediation. The Company mitigates this risk by charging fees for non-conformance with certain policy provisions, by offering products that transfer this risk to the purchaser, and/or by attempting to match the maturity schedule of its assets with the expected payouts of its liabilities. To the extent that liabilities come due more quickly than assets mature, an insurer would have to borrow funds or sell assets prior to maturity and potentially recognize a gain or loss.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The significant accounting policies followed by the Company that materially affect financial reporting are summarized below. The accompanying financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) which differ from statutory accounting practices prescribed or permitted by regulatory authorities. An Annual Statement, filed with the Department of Insurance of the State of Ohio (the Department), is prepared on the basis of accounting practices prescribed or permitted by the Department. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company has no material permitted statutory accounting practices.

    In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates.

                    NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
           (a wholly owned subsidiary of Nationwide Life Insurance Company)

                       Notes to Financial Statements, Continued



    The most significant estimates include those used in determining deferred policy acquisition costs, valuation allowances for mortgage loans on real estate and real estate investments and the liability for future policy benefits and claims. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.

    (a)  VALUATION OF INVESTMENTS AND RELATED GAINS AND LOSSES

         The Company is required to classify its fixed maturity securities and equity securities as either held-to-maturity, available-for-sale or trading. Fixed maturity securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. Fixed maturity securities not classified as held-to-maturity and all equity securities are classified as available-for-sale and are stated at fair value, with the unrealized gains and losses, net of adjustments to deferred policy acquisition costs and deferred federal income tax, reported as a separate component of shareholder's equity. The adjustment to deferred policy acquisition costs represents the change in amortization of deferred policy acquisition costs that would have been required as a charge or credit to operations had such unrealized amounts been realized. The Company has no fixed maturity securities classified as held-to-maturity or trading as of December 31, 1996 or 1995.

         Mortgage loans on real estate are carried at the unpaid principal balance less valuation allowances. The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the fair value of the collateral, if the loan is collateral dependent. Loans in foreclosure and loans considered to be impaired are placed on non-accrual status. Interest received on non-accrual status mortgage loans on real estate are included in interest income in the period received.

         Real estate is carried at cost less accumulated depreciation and valuation allowances. Other long-term investments are carried on the equity basis, adjusted for valuation allowances. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

         Realized gains and losses on the sale of investments are determined on the basis of specific security identification. Estimates for valuation allowances and other than temporary declines are included in realized gains and losses on investments.

    (b)  REVENUES AND BENEFITS

         INVESTMENT PRODUCTS AND UNIVERSAL LIFE INSURANCE PRODUCTS: Investment products consist primarily of individual variable and fixed annuities and annuities without life contingencies. Universal life insurance products include universal life insurance, variable universal life insurance and other interest-sensitive life insurance policies. Revenues for investment products and universal life insurance products consist of net investment income, asset fees, cost of insurance, policy administration and surrender charges that have been earned and assessed against policy account balances during the period. Policy benefits and claims that are charged to expense include interest credited to policy account balances and benefits and claims incurred in the period in excess of related policy account balances.

         TRADITIONAL LIFE INSURANCE PRODUCTS: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contract. This association is accomplished by the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

                    NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
           (a wholly owned subsidiary of Nationwide Life Insurance Company)

                       Notes to Financial Statements, Continued



    (c)  DEFERRED POLICY ACQUISITION COSTS

         The costs of acquiring new business, principally commissions, certain expenses of the policy issue and underwriting department and certain variable agency expenses have been deferred. For investment products and universal life insurance products, deferred policy acquisition costs are being amortized with interest over the lives of the policies in relation to the present value of estimated future gross profits from projected interest margins, asset fees, cost of insurance, policy administration and surrender charges. For years in which gross profits are negative, deferred policy acquisition costs are amortized based on the present value of gross revenues. Deferred policy acquisition costs are adjusted to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale as described in note 2(a).

    (d)  SEPARATE ACCOUNTS

         Separate Account assets and liabilities represent contractholders' funds which have been segregated into accounts with specific investment objectives. The investment income and gains or losses of these accounts accrue directly to the contractholders. The activity of the Separate Accounts is not reflected in the statements of income and cash flows except for the fees the Company receives.

    (e)  FUTURE POLICY BENEFITS

         Future policy benefits for investment products in the accumulation phase, universal life insurance and variable universal life insurance policies have been calculated based on participants' contributions plus interest credited less applicable contract charges.

    (f)  FEDERAL INCOME TAX

         The Company files a consolidated federal income tax return with Nationwide Mutual Insurance Company (NMIC). The members of the consolidated tax return group have a tax sharing agreement which provides, in effect, for each member to bear essentially the same federal income tax liability as if separate tax returns were filed.

         The Company utilizes the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized.

    (g)  REINSURANCE CEDED

         Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts. Assets and liabilities related to reinsurance ceded are reported on a gross basis.

    (h)  STATEMENTS OF CASH FLOWS

         The Company routinely invests its available cash balances in highly liquid, short-term investments with affiliated companies. See note
         12. As such, the Company had no cash balance as of December 31, 1995 and 1994.

                    NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
           (a wholly owned subsidiary of Nationwide Life Insurance Company)

                       Notes to Financial Statements, Continued



    (i)  RECLASSIFICATION

         Certain items in the 1995 and 1994 financial statements have been reclassified to conform to the 1996 presentation.


(3) CHANGE IN ACCOUNTING PRINCIPLE


    Effective January 1, 1994, the Company changed its method of accounting for certain investments in debt and equity securities in connection with the issuance of Statement of Financial Accounting Standards (SFAS) No. 115 - Accounting for Certain Investments in Debt and Equity Securities. As of January 1, 1994, the Company classified fixed maturity securities with amortized cost and fair value of $380,974 and $399,556, respectively, as available-for-sale and recorded the securities at fair value. Previously, these securities were recorded at amortized cost. The effect as of January 1, 1994, has been recorded as a direct credit to shareholder's equity as follows:



         Excess of fair value over amortized cost of
           fixed maturity securities available-for-sale    $  18,582
         Adjustment to deferred policy acquisition costs     (11,355)
         Deferred federal income tax                          (2,529)
                                                           ---------
                                                           $   4,698
                                                           ---------
                                                           ---------


(4) INVESTMENTS

    The amortized cost and estimated fair value of securities available-for-sale were as follows as of December 31, 1996 and 1995:




                                                                     Gross        Gross
                                                       Amortized   unrealized   unrealized   Estimated
                                                         cost        gains        losses     fair value
                                                      ----------   ----------   ----------   ----------
1996:
  Fixed maturity securities:
   U.S. Treasury securities and obligations of U.S.
    government corporations and agencies              $    3,695            7           78        3,624
   Obligations of states and political subdivisions          269          -              2          267
   Debt securities issued by foreign governments           6,129          133            8        6,254
   Corporate securities                                  393,371        5,916        1,824      397,463
   Mortgage-backed securities                            236,839        4,621          992      240,468
                                                      ----------   ----------   ----------   ----------
     Total fixed maturity securities                     640,303       10,677        2,904      648,076
  Equity securities                                       10,854        1,540          140       12,254
                                                      ----------   ----------   ----------   ----------
                                                      $  651,157       12,217        3,044      660,330
                                                      ----------   ----------   ----------   ----------
                                                      ----------   ----------   ----------   ----------

1995:
  Fixed maturity securities:
   U.S. Treasury securities and obligations of U.S.
    government corporations and agencies              $    3,492           18          -          3,510
   Obligations of states and political subdivisions          271          -             (1)         270
   Debt securities issued by foreign governments           6,177          301          -          6,478
   Corporate securities                                  332,425       10,116         (925)     341,616
   Mortgage-backed securities                            196,849        7,649         (621)     203,877
                                                      ----------   ----------   ----------   ----------
     Total fixed maturity securities                     539,214       18,084       (1,547)     555,751
  Equity securities                                       10,256        1,151          -         11,407
                                                      ----------   ----------   ----------   ----------
                                                      $  549,470       19,235       (1,547)     567,158
                                                      ----------   ----------   ----------   ----------
                                                      ----------   ----------   ----------   ----------




See accompanying notes to financial statements.

    The amortized cost and estimated fair value of fixed maturity securities available-for-sale as of December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                      Amortized     Estimated
                                                         cost       fair value
                                                      ----------    ----------
      Fixed maturity securities available-for-sale:
       Due in one year or less                        $   43,219        43,441
       Due after one year through five years             198,045       200,453
       Due after five years through ten years            121,820       122,595
       Due after ten years                                40,380        41,119
                                                      ----------    ----------
                                                         403,464       407,608
      Mortgage-backed securities                         236,839       240,468
                                                      ----------    ----------
                                                      $  640,303       648,076
                                                      ----------    ----------
                                                      ----------    ----------

    The components of unrealized gains on securities available-for-sale, net, were as follows as of December 31:

                                                         1996            1995
                                                      ----------    ----------

      Gross unrealized gains                          $    9,173        17,688
      Adjustment to deferred policy acquisition costs     (4,207)      (10,836)
      Deferred federal income tax                         (1,738)       (2,398)
                                                      ----------    ----------
                                                      $    3,228         4,454
                                                      ----------    ----------
                                                      ----------    ----------

    An analysis of the change in gross unrealized gains (losses) on securities available-for-sale and fixed maturity securities held-to-maturity follows for the years ended December 31:

                                                   1996       1995      1994
                                                 --------   --------  --------
      Securities available-for-sale:
       Fixed maturity securities                 $ (8,764)    30,647   (32,692)
       Equity securities                              249      1,283      (190)
      Fixed maturity securities held-to-maturity      -        3,941    (8,407)
                                                 --------   --------  --------
                                                 $ (8,515)    35,871   (41,289)
                                                 --------   --------  --------
                                                 --------   --------  --------

    Proceeds from the sale of securities available-for-sale during 1996, 1995 and 1994 were $2,480, $3,070 and $13,170, respectively. During 1996, gross gains of $181 ($64 and $373 in 1995 and 1994, respectively) and no gross losses ($6 and $73 in 1995 and 1994, respectively) were realized on those sales.

    During 1995, the Company transferred fixed maturity securities classified as held-to-maturity with amortized cost of $2,000 to available-for-sale securities due to evidence of a significant deterioration in the issuer's creditworthiness. The transfer of those fixed maturity securities resulted in a gross unrealized loss of $600.


    As permitted by the Financial Accounting Standards Board's Special Report, A GUIDE TO IMPLEMENTATION OF STATEMENT 115 ON ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, issued in November 1995, the Company transferred all of its fixed maturity securities previously classified as held-to-maturity to available-for-sale. As of December 14, 1995, the date of transfer, the fixed maturity securities had amortized cost of $77,405, resulting in a gross unrealized gain of $1,709.


    The Company has no investments which were non-income producing for the twelve month period preceding December 31, 1996 ($996 of fixed maturity securities in 1995).

    Real estate is presented at cost less accumulated depreciation of $108 as of December 31, 1996 ($81 as of December 31, 1995) and valuation allowances of $229 as of December 31, 1996 ($229 as of December 31, 1995).


    The recorded investment of mortgage loans on real estate considered to be impaired (under SFAS NO. 114 - ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN as Amended by SFAS NO. 118 - ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN - INCOME RECOGNITION AND DISCLOSURE) as of December 31, 1996 was $955 ($966 as of December 31, 1995), which includes $955 (none as of December 31, 1995) of impaired mortgage loans on real estate for which the related valuation allowance was $184 (none as of December 31, 1995) and none ($966 as of December 31, 1995) of impaired mortgage loans on real estate for which there was no valuation allowance. During 1996, the average recorded investment in impaired mortgage loans on real estate was approximately $964 ($242 in 1995) and interest income recognized on those loans was $16 (none in 1995), which is equal to interest income recognized using a cash-basis method of income recognition.


    Activity in the valuation allowance account for mortgage loans on real estate is summarized for the year ended December 31, 1996:

                                                         1996          1995
                                                      ----------    ----------

      Allowance, beginning of year                    $      750           860
       Additional charged to operations                      184           -
       Reduction of the allowance credited to
          operations                                         -            (110)
                                                      ----------    ----------
      Allowance, end of year                          $      934           750
                                                      ----------    ----------
                                                      ----------    ----------

    An analysis of investment income by investment type follows for the years ended December 31:

                                                   1996       1995      1994
                                                 --------   --------  --------
      Gross investment income:
       Securities available-for-sale:
        Fixed maturity securities                $ 40,552     35,093    36,720
        Equity securities                             598        713        16
       Fixed maturity securities held-to-maturity      -       4,530       540
       Mortgage loans on real estate                9,991      9,106     8,437
       Real estate                                    214        273       175
       Short-term investments                         507        348       207
       Other                                           57         41        19
                                                 --------   --------  --------
          Total investment income                  51,919     50,104    46,114
      Less: investment expenses                       874        996     1,084
                                                 --------   --------  --------
          Net investment income                  $ 51,045     49,108    45,030
                                                 --------   --------  --------
                                                 --------   --------  --------

    An analysis of realized gains (losses) on investments, net of valuation allowances, by investment type follows for the years ended December 31:

                                                   1996       1995      1994
                                                 --------   --------  --------
       Fixed maturity securities available-for-
         sale                                    $    181       (822)      260
       Mortgage loans on real estate                 (184)       110      (832)
       Real estate and other                           -          10       (53)
                                                 --------   --------  --------
                                                 $     (3)      (702)     (625)
                                                 --------   --------  --------
                                                 --------   --------  --------

    Fixed maturity securities with an amortized cost of $3,403 and $2,806 as of December 31, 1996 and 1995, respectively, were on deposit with various regulatory agencies as required by law.

(5) FUTURE POLICY BENEFITS

    The liability for future policy benefits for investment contracts has been established based on policy terms, interest rates and various contract provisions. The average interest rate credited on investment product policies was approximately 5.6%, 5.6% and 5.3% for the years ended December 31, 1996, 1995 and 1994, respectively.

(6) FEDERAL INCOME TAX

    The tax effects of temporary differences that give rise to significant components of the net deferred tax asset (liability) as of December 31, 1996 and 1995 are as follows:

                                                         1996          1995
                                                      ----------    ----------
      Deferred tax assets:
       Liabilities in Separate Accounts               $    5,311         3,445
       Future policy benefits                              1,070         5,249
       Mortgage loans on real estate and real estate         407           338
       Other assets and other liabilities                  3,836           708
                                                      ----------    ----------
        Total gross deferred tax assets                   10,624         9,740
                                                      ----------    ----------

      Deferred tax liabilities:
       Fixed maturity securities                           3,268         6,308
       Deferred policy acquisition costs                   2,131         6,262
       Equity securities                                     490           -
                                                      ----------    ----------
        Total gross deferred tax liabilities               5,889        12,570
                                                      ----------    ----------
                                                      $    4,735        (2,830)
                                                      ----------    ----------
                                                      ----------    ----------

    In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized. All future deductible amounts can be offset by future taxable amounts or recovery of federal income tax paid within the statutory carryback period. The Company has determined that valuation allowances are not necessary as of December 31, 1996, 1995 and 1994 based on its analysis of future deductible amounts.

    Total federal income tax expense for the years ended December 31, 1996, 1995 and 1994 differs from the amount computed by applying the U.S. federal income tax rate to income before tax as follows:



                                                       1996                1995                1994
                                                 ----------------    ----------------    ----------------
                                                 Amount      %       Amount      %       Amount      %
                                                 ----------------    ----------------    ----------------

Computed (expected) tax expense                  $2,728      35.0    $2,501      35.0    $1,815      35.0
Tax exempt interest and dividends
 received deduction                                (175)     (2.3)     (150)     (2.1)      (50)     (1.0)
Other, net                                          154       2.0        22       0.3        94       1.8
                                                 ------    ------    ------    ------    ------    ------
   Total (effective rate of each year)           $2,707      34.7    $2,373      33.2    $1,859      35.8




    Total federal income tax paid was $2,335, $1,314 and $2,357 during the years ended December 31, 1996, 1995 and 1994, respectively.

(7) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

    SFAS NO. 107 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (SFAS
    107) requires disclosure of fair value information about existing on and off-balance sheet financial instruments. SFAS 107 defines the fair value of a financial instrument as the amount at which the financial instrument could be exchanged in a current transaction between willing parties. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques.

    These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instruments. SFAS 107 excludes certain assets and liabilities from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

    Although insurance contracts, other than policies such as annuities that are classified as investment contracts, are specifically exempted from SFAS 107 disclosures, estimated fair value of policy reserves on life insurance contracts is provided to make the fair value disclosures more meaningful.

    The tax ramifications of the related unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

    The following methods and assumptions were used by the Company in estimating its fair value disclosures:

         CASH, SHORT-TERM INVESTMENTS AND POLICY LOANS: The carrying amount reported in the balance sheets for these instruments approximates their fair value.

         FIXED MATURITY AND EQUITY SECURITIES: Fair value for fixed maturity securities is based on quoted market prices, where available. For fixed maturity securities not actively traded, fair value is estimated using values obtained from independent pricing services or, in the case of private placements, is estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value for equity securities is based on quoted market prices.

         SEPARATE ACCOUNT ASSETS AND LIABILITIES: The fair value of assets held in Separate Accounts is based on quoted market prices. The fair value of liabilities related to Separate Accounts is the amount payable on demand, which includes certain surrender charges.

         MORTGAGE LOANS ON REAL ESTATE: The fair value for mortgage loans on real estate is estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Fair value for mortgages in default is the estimated fair value of the underlying collateral.

         INVESTMENT CONTRACTS: Fair value for the Company's liabilities under investment type contracts is disclosed using two methods. For investment contracts without defined maturities, fair value is the amount payable on demand. For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis. Interest rates used are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

         POLICY RESERVES ON LIFE INSURANCE CONTRACTS: The estimated fair value is the amount payable on demand. Also included are disclosures for the Company's limited payment policies, which the Company has used discounted cash flow analyses similar to those used for investment contracts with known maturities to estimate fair value.

         COMMITMENTS TO EXTEND CREDIT: Commitments to extend credit have nominal value because of the short-term nature of such commitments. See note 8.

         Carrying amount and estimated fair value of financial instruments subject to SFAS 107 and policy reserves on life insurance contracts were as follows as of December 31, 1996 and 1995:



                                                                 1996                         1995
                                                      -------------------------     -------------------------
                                                       Carrying      Estimated       Carrying      Estimated
                                                        amount       fair value       amount       fair value
                                                      ----------     ----------     ----------     ----------

ASSETS

Investments:
  Securities available-for-sale:
   Fixed maturity securities                          $  648,076        648,076        555,751        555,751
   Equity securities                                      12,254         12,254         11,407         11,407
  Mortgage loans on real estate, net                     150,997        152,496        104,736        111,501
  Policy loans                                               126            126             94             94
  Short-term investments                                     492            492          4,844          4,844
  Cash                                                     4,296          4,296            -              -
Assets held in Separate Accounts                         486,251        486,251        257,556        257,556

LIABILITIES

Investment contracts                                      75,417         72,262        616,984        601,582
Policy reserves on life insurance contracts                5,303          5,390          4,296          4,520
Liabilities related to Separate Accounts                 486,251        471,125        257,556        246,996




(8) ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURES

    FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK: The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business through management of its investment portfolio. These financial instruments include commitments to extend credit in the form of loans. These instruments involve, to varying degrees, elements of credit risk in excess of amounts recognized on the balance sheets.

    Commitments to fund fixed rate mortgage loans on real estate are agreements to lend to a borrower, and are subject to conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a deposit. Commitments extended by the Company are based on management's case-by-case credit evaluation of the borrower and the borrower's loan collateral. The underlying mortgage property represents the collateral if the commitment is funded. The Company's policy for new mortgage loans on real estate is to lend no more than 75% of collateral value. Should the commitment be funded, the Company's exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amounts of these commitments less the net realizable value of the collateral. The contractual amounts also represent the cash requirements for all unfunded commitments. Commitments on mortgage loans on real estate of $19,500 extending into 1997 were outstanding as of December 31, 1996.

    SIGNIFICANT CONCENTRATIONS OF CREDIT RISK: The Company grants mainly commercial mortgage loans on real estate to customers throughout the United States. The Company has a diversified portfolio with no more than 31% (28% in 1995) in any geographic area and no more than 5% (15% in 1995) with any one borrower.

    The summary below depicts loans by remaining principal balance as of December 31, 1996 and 1995:



                                                                        Apartment
                                  Office      Warehouse     Retail       & other       Total
                                 ---------    ---------    ---------    ---------    ---------
1996:
 East North Central              $   1,968        2,324        8,203        7,867       20,362
 East South Central                    -            -          1,828       11,591       13,419
 Mountain                              -          1,394          -          1,986        3,380
 Middle Atlantic                     2,817          -            883        1,990        5,690
 New England                         1,993          868        1,944          -          4,805
 Pacific                             3,883       15,779       10,093        9,273       39,028
 South Atlantic                      9,926          -         16,209       20,520       46,655
 West North Central                  2,000          -            -            -          2,000
 West South Central                  3,824          -          1,995       10,847       16,666
                                 ---------    ---------    ---------    ---------    ---------
                                 $  26,411       20,365       41,155       64,074      152,005
                                 ---------    ---------    ---------    ---------
                                 ---------    ---------    ---------    ---------
  Less valuation allowances and unamortized discount                                     1,008
                                                                                     ---------
    Total mortgage loans on real estate, net                                         $ 150,997
                                                                                     ---------
                                                                                     ---------
1995:
 East North Central              $   1,854          878        8,263        3,940       14,935
 East South Central                    -            -          1,877       11,753       13,630
 Mountain                              -            -            -          1,964        1,964
 Middle Atlantic                       882        1,820          901          -          3,603
 New England                           -            895        1,963          -          2,858
 Pacific                             1,923        8,600        8,211        8,838       27,572
 South Atlantic                      3,953          -          9,928       15,797       29,678
 West North Central                    -          1,500          -            -          1,500
 West South Central                  3,881          969          -          4,932        9,782
                                 ---------    ---------    ---------    ---------    ---------
                                 $  12,493       14,662       31,143       47,224      105,522
                                 ---------    ---------    ---------    ---------
                                 ---------    ---------    ---------    ---------
  Less valuation allowances and unamortized discount                                       786
                                                                                     ---------
    Total mortgage loans on real estate, net                                         $ 104,736
                                                                                     ---------
                                                                                     ---------



(9) PENSION PLAN

    The Company is a participant, together with other affiliated companies, in a pension plan covering all employees who have completed at least one thousand hours of service within a twelve-month period and who have met certain age requirements. Benefits are based upon the highest average annual salary of a specified number of consecutive years of the last ten years of service. The Company funds an allocation of pension costs accrued for employees of affiliates whose work efforts benefit the Company.

    Effective January 1, 1995, the plan was amended to provide enhanced benefits for participants who met certain eligibility requirements and elected early retirement no later than March 15, 1995. The entire cost of the enhanced benefit was borne by NMIC and certain of its property and casualty insurance company affiliates.

    Effective December 31, 1995, the Nationwide Insurance Companies and Affiliates Retirement Plan was merged with the Farmland Mutual Insurance Company Employees' Retirement Plan and the Wausau Insurance Companies Pension Plan to form the Nationwide Insurance Enterprise Retirement Plan. Immediately prior to the merger, the plans were amended to provide consistent benefits for service after January 1, 1996. These amendments had no significant impact on the accumulated benefit obligation or projected benefit obligation as of December 31, 1995.

    Pension costs charged to operations by the Company during the years ended December 31, 1996, 1995 and 1994 were $189, $214 and $265, respectively.

    The net periodic pension cost for the Nationwide Insurance Enterprise Retirement Plan as a whole for the year ended December 31, 1996 and for the Nationwide Insurance Companies and Affiliates Retirement Plan as a whole for the years ended December 31, 1995 and 1994 follows:


                                                             1996         1995        1994
                                                           ---------   ---------   ---------

Service cost (benefits earned during the period)           $ 75,466       64,524      64,740
Interest cost on projected benefit obligation               105,511       95,283      73,951
Actual return on plan assets                               (210,583)    (249,294)    (21,495)
Net amortization and deferral                               101,795      143,353     (62,150)
                                                           ---------   ---------   ---------
                                                           $ 72,189       53,866      55,046
                                                           ---------   ---------   ---------
                                                           ---------   ---------   ---------

    Basis for measurements, net periodic pension cost:

                                                             1996         1995        1994
                                                           ---------   ---------   ---------

Weighted average discount rate                                  6.00%       7.50%       5.75%
Rate of increase in future compensation levels                  4.25%       6.25%       4.50%
Expected long-term rate of return on plan assets                6.75%       8.75%       7.00%



    Information regarding the funded status of the Nationwide Insurance Enterprise Retirement Plan as a whole as of December 31, 1996 and 1995 follows:

                                                         1996          1995
                                                      ----------    ----------
      Accumulated benefit obligation:
       Vested                                         $1,338,554     1,236,730
       Nonvested                                          11,149        26,503
                                                      ----------    ----------
                                                      $1,349,703     1,263,233
                                                      ----------    ----------
                                                      ----------    ----------

      Net accrued pension expense:
       Projected benefit obligation for services
         rendered to date                             $1,847,828     1,780,616
       Plan assets at fair value                       1,947,933     1,738,004
                                                      ----------    ----------
          Plan assets in excess of (less than)
            projected benefit obligation                 100,105       (42,612)
       Unrecognized prior service cost                    37,870        42,845
       Unrecognized net gains                           (201,952)      (63,130)
       Unrecognized net asset at transition               37,158        41,305
                                                      ----------    ----------
                                                      $  (26,819)      (21,592)
                                                      ----------    ----------
                                                      ----------    ----------

    Basis for measurements, funded status of plan:

                                                         1996          1995
                                                      ----------    ----------

      Weighted average discount rate                        6.50%         6.00%
      Rate of increase in future compensation levels        4.75%         4.25%


    Assets of the Nationwide Insurance Enterprise Retirement Plan are invested in group annuity contracts of NLIC and Employers Life Insurance Company of Wausau, a wholly owned subsidiary of NLIC.

(10)     POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

    In addition to the defined benefit pension plan, the Company, together with other affiliated companies, participates in life and health care defined benefit plans for qualifying retirees. Postretirement life and health care benefits are contributory and generally available to full time employees who have attained age 55 and have accumulated 15 years of service with the Company after reaching age 40. Postretirement health care benefit contributions are adjusted annually and contain cost-sharing features such as deductibles and coinsurance. In addition, there are caps on the Company's portion of the per-participant cost of the postretirement health care benefits. These caps can increase annually, but not more than three percent. The Company's policy is to fund the cost of health care benefits in amounts determined at the discretion of management. Plan assets are invested primarily in group annuity contracts of NLIC.

    The Company elected to immediately recognize its estimated accumulated postretirement benefit obligation, however, certain affiliated companies elected to amortize their initial transition obligation over periods ranging from 10 to 20 years.

    The Company's accrued postretirement benefit expense as of December 31, 1996 and 1995 was $840 and $808, respectively, and the net periodic postretirement benefit cost (NPPBC) for 1996, 1995 and 1994 was $78, $66 and $119, respectively.

    The amount of NPPBC for the plan as a whole for the years ended December 31, 1996, 1995 and 1994 was as follows:

                                                                                 1996         1995        1994
                                                                               ---------   ---------   ---------
Service cost (benefits attributed to employee service during the year)         $  6,541        6,235       8,586
Interest cost on accumulated postretirement benefit obligation                   13,679       14,151      14,011
Actual return on plan assets                                                     (4,348)      (2,657)     (1,622)
Amortization of unrecognized transition obligation of affiliates                    173        2,966         568
Net amortization and deferral                                                     1,830       (1,619)      1,622
                                                                               ---------   ---------   ---------
                                                                               $ 17,875       19,076      23,165
                                                                               ---------   ---------   ---------
                                                                               ---------   ---------   ---------


    Information regarding the funded status of the plan as a whole as of December 31, 1996 and 1995 follows:

                                                         1996          1995
                                                      ----------    ----------
      Accrued postretirement benefit expense:
       Retirees                                       $   92,954        88,680
       Fully eligible, active plan participants           23,749        28,793
       Other active plan participants                     83,986        90,375
                                                      ----------    ----------
         Accumulated postretirement benefit
           obligation (APBO)                             200,689       207,848
       Plan assets at fair value                          63,044        54,325
                                                      ----------    ----------
         Plan assets less than accumulated
           postretirement benefit obligation            (137,645)     (153,523)
       Unrecognized transition obligation of
        affiliates                                         1,654         1,827
       Unrecognized net gains                            (23,225)       (1,038)
                                                      ----------    ----------
                                                      $ (159,216)     (152,734)
                                                      ----------    ----------
                                                      ----------    ----------

    Actuarial assumptions used for the measurement of the APBO as of December 31, 1996 and 1995 and the NPPBC for 1996, 1995 and 1994 were as follows:



                                           1996        1996          1995        1995         1994
                                           APBO        NPPBC         APBO        NPPBC        NPPBC
                                        ---------    ---------    ---------    ---------    ---------
Discount rate                               7.25%        6.65%        6.75%        8.00%        7.00%
Long-term rate of return on plan
  assets, net of tax                          -          4.80%         -           8.00%         N/A

Assumed health care cost trend rate:
  Initial rate                             11.00%       11.00%       11.00%       10.00%       12.00%
  Ultimate rate                             6.00%        6.00%        6.00%        6.00%        6.00%
  Uniform declining period               12 Years     12 Years     12 Years     12 Years     12 Years



    The health care cost trend rate assumption has an effect on the amounts reported. For the plan as a whole, a one percentage point increase in the assumed health care cost trend rate would increase the APBO as of December 31, 1996 by $701 and the NPPBC for the year ended December 31, 1996 by $83.


(11)     REGULATORY RISK-BASED CAPITAL AND DIVIDEND RESTRICTION

    Ohio, the Company's state of domicile, imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the company's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The Company exceeds the minimum risk-based capital requirements.

    The statutory capital shares and surplus of the Company as reported to regulatory authorities as of December 31, 1996, 1995 and 1994 was $71,390, $54,978 and $48,947, respectively. The statutory net income of the Company as reported to regulatory authorities for the years ended December 31, 1996, 1995 and 1994 was $670, $8,023 and $6,173, respectively.

    The Company is limited in the amount of shareholder dividends it may pay without prior approval by the Department. As of December 31, 1996, the maximum amount available for dividend payment from the Company to its shareholder without prior approval of the Department is $7,139.

    The Company currently does not expect such regulatory requirements to impair its ability to pay operating expenses and stockholder dividends in the future.


(12)     TRANSACTIONS WITH AFFILIATES

    The Company leases office space from NMIC and certain of its subsidiaries. For the years ended December 31, 1996, 1995 and 1994, the Company made lease payments to NMIC and its subsidiaries of $410, $287 and $341, respectively.

    Pursuant to a cost sharing agreement among NMIC and certain of its direct and indirect subsidiaries, including the Company, NMIC provides certain operational and administrative services, such as sales support, advertising, personnel and general management services, to those subsidiaries. Expenses covered by this agreement are subject to allocation among NMIC, the Company and other affiliates. Amounts allocated to the Company were $2,682, $2,596 and $2,503 in 1996, 1995 and 1994, respectively. The allocations are based on techniques and procedures in accordance with insurance regulatory guidelines. Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, salary expense, commissions expense and other methods agreed to by the participating companies that are within industry guidelines and practices. The Company believes these allocation methods are reasonable. In addition, the Company does not believe that expenses recognized under the inter-company agreements are materially different than expenses that would have been recognized had the Company operated on a stand alone basis. Amounts payable to NMIC from the Company under the cost sharing agreement were $2,275 and $1,186 as of December 31, 1996 and 1995, respectively.

    Effective December 31, 1996, the Company entered into an intercompany reinsurance agreement with NLIC whereby certain inforce and subsequently issued fixed individual deferred annuity contracts are ceded on a 100% coinsurance with funds withheld basis. Under 100% coinsurance with funds withheld agreements, invested assets are retained by the ceding company and liabilities for future policy benefits are transferred to the assuming company. In addition, net investment earnings on the invested assets retained by the ceding company are to be paid to the assuming company. Under terms of the Company's agreement, the investment risk associated with changes in interest rates is borne by NLIC. Risk of asset default is retained by the Company, although a fee is paid by NLIC to the Company for the Company's retention of such risk. The agreement will remain inforce until all contract obligations are settled. The ceding of risk does not discharge the original insurer from its primary obligation to the contractholder. The Company believes that the terms of the 100% coinsurance with funds withheld agreement are consistent in all material respects with what the Company could have obtained with unaffiliated parties.

    The Company has recorded a liability equal to the amount due to NLIC as of December 31, 1996 for $679,571, which represents the future policy benefits of the fixed individual deferred annuity contracts ceded. In consideration for the initial inforce business reinsured, NLIC agreed to pay the Company $26,473 in commission and expense allowances which were applied to the Company's deferred policy acquisition costs as of December 31, 1996. No significant gain or loss was recognized as a result of the agreement.

    The Company and various affiliates entered into agreements with Nationwide Cash Management Company (NCMC) and California Cash Management Company
    (CCMC), both affiliates, under which NCMC and CCMC act as common agents in handling the purchase and sale of short-term securities for the respective accounts of the participants. Amounts on deposit with NCMC and CCMC were $492 and $4,844 as of December 31, 1996 and 1995, respectively, and are included in short-term investments on the accompanying balance sheets.

    Certain annuity products are sold through an affiliated company, which is a subsidiary of Nationwide Corporation. Total commissions paid to the affiliate for the three years ended December 31, 1996 were $14,644, $5,949 and $6,633, respectively.

(13)     SEGMENT INFORMATION

    The Company has three primary segments: Variable Annuities, Fixed Annuities and Life Insurance. The Variable Annuities segment consists of annuity contracts that provide the customer with the opportunity to invest in mutual funds managed by an affiliated company and independent investment managers, with the investment returns accumulating on a tax-deferred basis. The Fixed Annuities segment consists of annuity contracts that generate a return for the customer at a specified interest rate, fixed for a prescribed period, with returns accumulating on a tax-deferred basis. The Life Insurance segment consists of insurance products that provide a death benefit and may also allow the customer to build cash value on a tax-deferred basis. In addition, the Company reports corporate expenses and investments, and the related investment income supporting capital not specifically allocated to its product segments in a Corporate and Other segment. In addition, all realized gains and losses are reported in the Corporate and Other segment.

    During 1996, the Company changed its reporting segments to better reflect the way the businesses are managed. Prior periods have been restated to reflect these changes.

    The following table summarizes the revenues and income (loss) before federal income tax expense for the years ended December 31, 1996, 1995 and 1994 and assets as of December 31, 1996, 1995 and 1994, by business segment.

                                                        1996           1995           1994
                                                    -----------     -----------    -----------
Revenues:
  Variable Annuities                                $     4,591           2,927          2,435
  Fixed Annuities                                        51,643          50,056         44,812
  Life Insurance                                            165             185            179
  Corporate and Other                                     1,545             234            891
                                                    -----------     -----------    -----------
                                                    $    57,944          53,402         48,317
                                                    -----------     -----------    -----------
                                                    -----------     -----------    -----------

Income (loss) before federal income tax expense:
  Variable Annuities                                      1,094           1,196            658
  Fixed Annuities                                         5,156           5,633          5,093
  Life Insurance                                             (1)           (381)          (990)
  Corporate and Other                                     1,544             699            426
                                                    -----------     -----------    -----------
                                                    $     7,793           7,147          5,187
                                                    -----------     -----------    -----------
                                                    -----------     -----------    -----------

Assets:
  Variable Annuities                                    503,111         267,097        185,332
  Fixed Annuities                                       787,682         643,313        606,696
  Life Insurance                                          2,597           2,665          2,677
  Corporate and Other                                    73,031          54,507         38,335
                                                    -----------     -----------    -----------
                                                    $ 1,366,421         967,582        833,040
                                                    -----------     -----------    -----------
                                                    -----------     -----------    -----------


                             PART II - OTHER INFORMATION
                          CONTENTS OF REGISTRATION STATEMENT
This Registration Statement to Form S-6 Registration Statement comprises the following papers and documents:

The facing sheet.

Cross-reference to items required by Form N-8B-2.


The prospectus consisting of 73 pages.


Representations and Undertakings.

The Signatures.

Accountants' Consent

The following exhibits required by Forms N-8B-2 and S-6:


1.  Power of Attorney                                 Attached hereto.

2.  Resolution of the Depositor's                     Attached hereto.
    Board of Directors authorizing the
    establishment of the Registrant, adopted

3.  Distribution Contracts                            Filed previously in
                                                      connection with SEC File
                                                      No. 333-27123 and is
                                                      hereby incorporated
                                                      herein by reference.

4.  Form of Security                                  Attached hereto.

5.  Articles of Incorporation of Depositor            Filed previously in
                                                      connection with SEC File
                                                      No. 333-27123 and is
                                                      hereby incorporated
                                                      herein by reference.

6.  Application form of Security                      To be filed via
                                                      Pre-Effective Amendment.

7.  Opinion of Counsel                                Attached hereto.

REPRESENTATIONS AND UNDERTAKINGS

The Registrant and the Company hereby make the following representations and undertakings:

(a) This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940 (the "Act"). The Registrant and the Company elect to be governed by Rule 6e-3(T)(b)(13)(i)(A) under the Act with respect to the Policies described in the prospectus. The Policies have been designed in such a way as to qualify for the exemptive relief from various provisions of the Act afforded by Rule 6e-3(T).

(b) Paragraph (b) (13) (iii) (F) of Rule 6e-3(T) is being relied on for the deduction of the mortality and expense risk charges ("risk charges") assumed by the Company under the Policies. The Company represents that the risk charges are within the range of industry practice for comparable policies and reasonable in relation to all of the risks assumed by the issuer under the Policies. Actuarial memoranda demonstrating the reasonableness of these charges are maintained by the Company, and will be made available to the Securities and Exchange Commission (the "Commission") on request.

(c) The Company has concluded that there is a reasonable likelihood that the distribution financing arrangement of the separate account will benefit the separate account and the contractholders and will keep and make available to the Commission on request a memorandum setting forth the basis for this representation.

(d) The Company represents that the separate account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

(e) Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the Registrant hereby undertakes to file with the Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

(f) The fees and charges deducted under the Policy in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                 ACCOUNTANTS' CONSENT



The Board of Directors of Nationwide Life and Annuity Insurance Company:



We consent to the use of our reports included herein and to the reference to our firm under the heading "Experts" in the Prospectus.




                                                           KPMG Peat Marwick LLP

Columbus, Ohio
September 10, 1997

                                      SIGNATURES


     As required by the Securities Act of 1933, the Registrant, Nationwide VL Separate Account-C, has caused this Registration Statement to be signed on its behalf in the City of Columbus, and the State of Ohio, on this 10th day of September, 1997.


                                   NATIONWIDE VL SEPARATE ACCOUNT-C
                                   --------------------------------
                                                      (Registrant)

(Seal)                             NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
                                   ---------------------------------------------
Attest:                                               (Depositor)

by/s/ W. SIDNEY DRUEN             BY:          by/s/JOSEPH P. RATH
                                   ---------------------------------------------
W. Sidney Druen                                    Joseph P. Rath
Assistant Secretary                                Vice President


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 10th day of September, 1997.


     SIGNATURE                           TITLE

/s/ LEWIS J. ALPHIN                    Director
-----------------------------
Lewis J. Alphin

/s/ KEITH W. ECKEL                     Director
-----------------------------
Keith W. Eckel

/s/ WILLARD J. ENGEL                   Director
-----------------------------
Willard J. Engel

/s/ FRED C. FINNEY                     Director
-----------------------------
Fred C. Finney

/s/ CHARLES L. FUELLGRAF, JR.          Director
-----------------------------
Charles L. Fuellgraf, Jr.

/s/ JOSEPH J. GASPER              President/Chief Operating Officer and Director
-----------------------------
Joseph J. Gasper

/s/ HENRY S. HOLLOWAY                  Chairman of the Board and Director
-----------------------------
Henry S. Holloway

/s/ DIMON R. MCFERSON          Chairman and Chief Executive Officer - Nationwide
-----------------------------            Insurance Enterprise and Director
Dimon R. McFerson

/s/ DAVID O. MILLER                    Director
-----------------------------
David O. Miller

/s/ C. RAY NOECKER                     Director
-----------------------------
C. Ray Noecker

/s/ ROBERT A. OAKLEY            Executive Vice President-Chief Financial Officer
-----------------------------
Robert A. Oakley

/s/ JAMES F. PATTERSON                 Director         by/s/JOSEPH P. RATH
-----------------------------                       --------------------------
James F. Patterson                                         Joseph P Rath

/s/ ARDEN L. SHISLER                   Director          Attorney-in-Fact
-----------------------------
Arden L. Shisler

/s/ ROBERT L. STEWART                  Director
-----------------------------
Robert L. Stewart

/s/ NANCY C. THOMAS                    Director
-----------------------------
Nancy C. Thomas

/s/ HAROLD W. WEIHL                    Director
-----------------------------
Harold W. Weihl